Filed Pursuant to Rule 424(b)(4)
Registration No: 333-125376

Prospectus

4,000,000 shares

Common shares

This is a public offering of 4,000,000 common shares of World Fuel Services Corporation.

Our common shares are listed on the New York Stock Exchange under the symbol “INT.” On September 6, 2005, the last reported sale price for our common shares on the New York Stock Exchange was $35.63.

	Per share	Total
Public offering price	$31.00	$124,000,000
Underwriting discounts and commissions	$1.55	$6,200,000
Proceeds to World Fuel Services Corporation, before expenses	$29.45	$117,800,000

World Fuel Services Corporation has granted the underwriters an option for a period of 30 days to purchase up to 600,000 additional common shares to cover any over-allotments.

Investing in our common shares involves a high degree of risk. See “ Risk factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about September 23, 2005.

Sole Book-Running Manager

JPMorgan

Merrill Lynch & Co.	Stephens Inc.

September 19, 2005

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common shares. You should read the entire prospectus carefully, including “Risk factors,” beginning on page 10, and our consolidated financial statements and related notes and other financial information included in this prospectus before making an investment decision.

Our business

We are a global leader in the marketing and sale of marine and aviation fuel products and related services. We provide fuel and related services to more than 1,500 marine and 1,500 aviation customers through our 43 sales offices located in 24 countries throughout the world. We offer marine fuel and related services to a broad base of maritime customers, including international container and tanker fleets and time-charter operators, as well as to the United States and foreign governments. We offer aviation fuel and related services to major commercial airlines, second- and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and the United States and foreign governments. We primarily buy and resell fuel to our marine and aviation customers, but we also act as a fuel broker at the request of certain of our marine customers. We compete by providing our marine and aviation customers value-added benefits including single-supplier convenience, competitive pricing, the availability of trade credit, price risk management, logistical support, fuel quality control and fuel procurement outsourcing. We have a diverse group of marine and aviation fuel suppliers ranging from large oil companies to specialized regional suppliers. We utilize these suppliers and third parties for the delivery and storage of fuel and do not own any pipelines, tanks or fuel delivery equipment.

Marine fuel services

We believe we are a leading reseller and broker of marine fuel. In addition to acting as a reseller and a broker, we provide customers fixed fuel prices in advance of delivery dates through hedging arrangements. In 2004, we resold or brokered approximately 22 million metric tons of marine fuel.

We purchase and resell marine fuel from suppliers worldwide. As a reseller of marine fuel, we typically are not subject to price risk because substantially all of our fuel purchases are made “back-to-back,” meaning that simultaneous with a customer order, we purchase fuel to satisfy the order. For approximately one-third of our marine business, we act as a broker, arranging fuel purchase contracts between suppliers and customers. For this service we are paid a commission by the suppliers. We only maintain marine fuel inventories at three locations, all in the United Kingdom. We typically hedge these inventories against price risks.

Aviation fuel services

In our aviation fuel services business, we focus on reselling fuel to aviation customers. In addition, for certain airlines, we are paid a management fee to manage all fuel procurement on a fully outsourced basis. For our corporate customers, we also provide a number of aviation related services, including flight plans, weather reports, ground handling, flight permits and catering. In 2004, we resold approximately 1.8 billion gallons of aviation fuel.

We purchase aviation fuel from suppliers worldwide. Outside of the United States, we do not maintain aviation fuel inventories because we arrange to have fuel delivered into our customers’ aircraft directly from our suppliers. In the United States, aviation fuel is delivered to our customers directly from our suppliers or from our fuel inventories. Our fuel inventories, which in the aggregate are typically below 2% of our annual aviation sales, are held at multiple airport locations in third party storage facilities or in transit in third party pipelines. We typically hedge our pipeline inventories against price risks.

Our industry

Marine and aviation fuel markets are highly fragmented with respect to both supply and demand. Marine and aviation fuel is supplied to wholesalers and consumers by oil companies worldwide, ranging from large multi-national oil companies to specialized regional suppliers. Purchasers of marine and aviation fuel range from worldwide shipping companies and major airlines to operators of mega-yachts and private jets. We compete with other fuel resellers as well as major oil producers that market fuel directly to large commercial airlines and shipping companies. However, we believe many major oil producers, in an effort to reduce credit risk and marketing and administrative costs, are scaling back their commitment to downstream operations, including retail sales to marine and aviation customers. In addition, marine and aviation fuel customers, faced with the challenge of managing multiple vendor relationships in diverse locations, are increasingly relying on outsourced solutions to meet their fuel purchasing needs.

Marine and aviation fuel prices are influenced by crude oil prices, which rose 34% in 2004 and continued to rise in the first six months of 2005 to historically high levels. We believe that most consumers of marine and aviation fuel lack the expertise to purchase fuel efficiently and manage price risk effectively. As fuel prices increase, the credit exposure for suppliers increases at corresponding levels as consumers purchase fuel on credit at higher costs.

Marine

There are more than 35,000 sea-going merchant ships of the size we service in operation worldwide. We estimate that the total marine fuel market is approximately 150 million metric tons annually. The cost of marine fuel is one of the biggest ongoing costs for a ship operator.

The demand for marine fuel services is driven by the number and diversity of fuel suppliers, which make it difficult for ship operators to monitor fuel price and quality effectively. Ship operators are increasingly outsourcing fuel procurement services so they can focus on core operations and cost cutting rather than attempting to monitor volatile fuel prices and the local supply, delivery and logistical details unique to each market. Moreover, marine fuel quality varies significantly from market to market and supplier to supplier, and low quality fuel can negatively affect vessel operations. Operators are increasingly relying upon outsourcers to manage fuel quality control to minimize this risk.

Aviation

There are more than 150,000 commercial aircraft in operation worldwide. Armbrust Aviation Group estimates that, the aviation industry requires approximately 60 billion gallons of aviation fuel per year. For a typical carrier, fuel is one of the highest expenses. For most passenger carriers, fuel expenses can represent 25% or more of operating costs.

The demand for aviation fuel services is driven by every segment of the aviation industry, including major commercial airlines, second- and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and the United States and foreign governments. Each segment of the aviation industry is challenged by the complexities of managing fuel purchases and protecting against price volatility through hedging arrangements. Because many carriers lack the global and comprehensive expertise to manage these fuel purchasing and hedging decisions internally, a number of carriers have outsourced the fuel procurement function. Carriers (other than the major commercial airlines, military and government carriers) are also relying more and more on outsourcers because they can offer more competitive pricing by aggregating supply and demand. Major United States and foreign airlines have traditionally purchased fuel directly from suppliers domestically and in their major markets, but will often outsource fuel purchases outside of their home countries. Similarly, military and government carriers typically purchase fuel directly from national oil companies or other suppliers in their own countries, but often outsource fuel purchases internationally.

Our business strengths

Customer focused business model

We satisfy our customers’ requirements for fuel through our network of 43 offices, located in 24 countries, offering our products and services on a 24-hour basis, every day of the year. Our broad offering of fuel services allows customers to shed non-core functions and improve operating efficiency. Our ability to provide high-quality fuel to our customers in a consistent and reliable manner, combined with our wide range of services, form a comprehensive “one-stop” worldwide fuel services solution for our customers.

Aggregation of supply and demand

Our ability to aggregate multiple suppliers and multiple buyers is the fundamental strength of our business model. Suppliers benefit from our ability to aggregate the demand of multiple customers, which eliminates the need to market fuel to a highly fragmented group of fuel consumers. Suppliers also are able to reduce time spent evaluating the credit risks of individual customers since they rely on our creditworthiness. Our customers benefit from superior pricing because we are sometimes able to achieve cost savings through our high volume purchases from individual suppliers.

Strong industry knowledge

We continuously provide our customers global market intelligence and rapid access to competitively priced marine and aviation fuel at over 2,500 seaports and airports. We have professionals throughout the world dedicated to understanding local supply markets. Our integrated systems link these local market experts to our professionals in charge of customer relationships, which enables us to provide real time access to superior pricing in multiple markets. We also employ professionals with expertise in the use of derivatives to hedge price risk. We are highly skilled at helping our customers design and implement programmatic approaches to price risk management in the critical area of fuel procurement. In some instances, our marine and aviation customers completely outsource their fuel procurement function to our fuel management team, relying on our market knowledge and systems to ensure that fuel is delivered when and where it is needed. We also believe that our market knowledge allows us to be flexible so that we can quickly and efficiently reallocate resources throughout the world as necessary to satisfy customers’ needs.

Ability to extend trade credit and maintain effective credit management

We are able to extend unsecured trade credit to many of our customers, which gives us a competitive advantage over many other sellers and resellers of fuel. Absent the availability of unsecured trade credit, many of our customers would be required to prepay their purchases or post letters of credit. Our involvement in our customers’ supply chains eliminates this requirement, reduces our customers’ working capital investments and enhances their operating cash flow. We have substantial resources dedicated to analyzing and monitoring the particular credit situations of our customers. We have disciplined credit analysis processes that utilize centralized information technology systems to continuously monitor global economic conditions, suppliers and customer usage patterns. Our experienced credit personnel maintain high credit standards and ensure the overall quality of our credit portfolio.

Significant relationships and recognition with suppliers and customers

We have built strong brand recognition in our core marine and aviation fueling markets around the world with suppliers and customers. We have relationships with substantially all of the major international fuel suppliers as well as most of the smaller local and regional companies in our markets. We are also well known among marine and aviation fuel purchasers for our high quality service across a broad market and our ability to deliver in the most challenging of environments. We have had relationships with many of these customers for more than 10 years.

Our growth strategy

Continue organic growth

We intend to expand our presence into geographic markets that present significant opportunities for growth in both the marine and aviation segments. This includes entering into emerging markets by hiring knowledgeable local representation as well as increasing our penetration of existing markets. At the same time, we intend to evaluate new opportunities to add to our existing suite of products and services to capture more of our customers’ outsource spending. In addition, we plan to continue to improve our existing operations and technology systems in order to gain efficiencies and to provide the infrastructure necessary for future growth.

Expand into complementary lines of business

We continuously work to identify opportunities for growth in complementary fuel services businesses in which we can utilize our expertise in procurement and logistics. We launched a pilot program in the United States in 2003 to provide our fuel services expertise to the land-based diesel and gasoline markets. As in our marine and aviation fuel services businesses, we believe there are opportunities to aggregate fuel purchases for land based consumers that have traditionally purchased fuel directly from the oil companies throughout the United States.

Pursue selected acquisitions and other strategic transactions

We will continue to evaluate and pursue opportunities for acquisitions, joint ventures and other strategic relationships in new and existing markets that will enhance our position in our core marine and aviation markets or provide complementary products and services to our existing customers. In the past, we have acquired and integrated companies to enter new geographic markets, add new products and services and enhance our position in our core markets.

Restatement of consolidated financial statements and identification of material weaknesses

In early 2005, we restated our consolidated financial statements for the year ended March 31, 2002, the nine months ended December 31, 2002, the years ended December 31, 2002, 2003 and 2004 and all interim periods of 2003 and 2004. The restatements related to the correction of the cutoff procedures we used for the recognition of revenue and cost of sales, the correction of our accounting for inventory derivatives, and the correction of our presentation in the statement of cash flows of borrowing and repayment activities under our revolving credit facility. The restatements are described in more detail in note 2 to our audited consolidated financial statements for the year ended December 31, 2004 included in this prospectus.

In connection with the restatements, management concluded that as of December 31, 2004, there were three material weaknesses in our internal control over financial reporting.

•	We did not maintain effective controls over the recognition of revenue and cost of sales in the appropriate accounting period. We historically recognized revenue and cost of sales when supporting documentation relating to fuel deliveries and related services was received from third party service providers rather than at the time fuel deliveries were made and related services were performed as required by generally accepted accounting principles.

•	We did not maintain effective controls over the accounting and financial reporting of our inventory derivative program. Historically, the gains or losses on the open position of our inventory derivatives were not accounted for until the physical inventories were sold as opposed to recording realized or unrealized gains and losses in the statements of income as required by generally accepted accounting principles.

•	We did not maintain effective controls over the presentation in the statement of cash flows of borrowings and repayments under our revolving credit facility. We historically did not present such borrowings and payments on a gross basis as required by generally accepted accounting principles.

These material weaknesses resulted in the restatements of our financial statements for the year ended March 31, 2002, the nine months ended December 31, 2002, the years ended December 31, 2002, 2003 and 2004 and all interim periods of 2003 and 2004, and audit adjustments to our financial statements. Based on these material weaknesses, management’s assessment of the effectiveness of our internal control over financial reporting included in our Form 10-K for the year ended December 31, 2004, as amended, concluded that our internal control over financial reporting was not effective as of December 31, 2004 and the report of our independent registered certified public accounting firm contained an adverse opinion with respect to the effectiveness of our internal control over financial reporting as of December 31, 2004.

We implemented quarterly reviews by our controller and chief financial officer of the presentation in the statement of cash flows of borrowings and repayments under our revolving credit facility on a gross basis. As a result, management has determined that this material weakness has been fully remediated and no longer represents an internal control deficiency.

We have taken the following actions to address our material weaknesses related to the recognition of revenue and cost of sales in the appropriate accounting period and the accounting and financial reporting of our inventory derivative program:

•	With regard to the recognition of revenue and cost of sales in the appropriate accounting period, we implemented the following controls: (1) a formal policy and related procedures were written to accrue revenue and cost of sales based on when fuel deliveries are made and when related services are performed; and (2) supervisory reviews of the accrued revenue and cost of sales are performed monthly by the segment controllers as well as the segment chief financial officers.

•	We also implemented a process to record unrealized losses or gains on inventory derivatives to the statement of income. We retained a third party expert to assist management in the identification, classification and evaluation of our inventory derivatives. In addition, we are evaluating various software packages to support transaction capture, effectiveness testing, documentation and accounting and financial reporting of our inventory derivative program.

Management will continue to monitor the effectiveness of the changes implemented to determine whether the material weaknesses described above can be considered to be remediated. Management believes that these material weaknesses, if not remediated, could result in material misstatements in our annual or interim financial statements for future periods.

In addition to the above changes in accounting and reporting, we are implementing changes to strengthen the areas of internal audit and financial reporting and intend to hire additional personnel in these areas.

Corporate information

World Fuel Services Corporation is a Florida corporation. Our principal executive offices are located at 9800 Northwest 41st Street, Suite 400, Miami, Florida 33178, and our telephone number is (305) 428-8000. Our website can be found at http://www.wfscorp.com. Information on our website is not part of, and should not be construed as being incorporated by reference into, this prospectus.

The offering

Common shares offered by us	4,000,000 shares

Over-allotment option	600,000 shares

Common shares outstanding immediately prior to the offering	23,071,373 shares

Common shares to be outstanding after the offering	27,071,373 shares (or 27,671,373 shares if the underwriters exercise in full their over-allotment option to purchase additional shares)

Use of proceeds

We intend to use the net proceeds from this offering for the short-term reduction of our revolving credit facility and general corporate purposes, which may include future acquisitions, capital expenditures and working capital. For more detailed information, see “Use of proceeds” beginning on page 20.

Risk factors	See “Risk factors,” beginning on page 10, and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

New York Stock Exchange symbol	“INT”

The number of common shares that are outstanding immediately prior to and immediately after the offering is based on the number of common shares outstanding as of August 31, 2005 and excludes:

•	2,160,716 common shares subject to outstanding stock options at a weighted average exercise price of $10.79 per share;

•	368,866 common shares reserved for issuance upon exercise with respect to outstanding stock appreciation rights, at a weighted average conversion price of $24.63 per share;

•	18,156 common shares reserved for issuance with respect to outstanding stock units; and

•	783,180 common shares reserved and available for future issuance under our stock-based compensation plans.

Unless we indicate otherwise, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares and reflects the two-for-one split of our common shares announced January 20, 2005 for shareholders of record as of February 1, 2005.

See “Capitalization,” and “Description of capital stock” for additional information concerning the number of outstanding shares of our capital stock and stock options.

Summary consolidated financial and other data

The summary condensed consolidated financial data presented below as of and for the fiscal years ended December 31, 2003 and 2004, have been derived from our audited consolidated financial statements included in this prospectus. The summary condensed consolidated financial data presented below as of December 31, 2002 have been derived from our audited consolidated financial statements. The summary condensed consolidated income statement data for the twelve months ended December 31, 2002 have been derived from our audited consolidated financial statements for the nine months ended December 31, 2002 and our unaudited internally prepared financial information for the three months ended March 31, 2002 and no adjustments were made to our financial statements for those periods. The summary condensed financial data as of and for the six months ended June 30, 2004 and 2005, have been derived from our unaudited condensed financial statements included in this prospectus. The unaudited condensed financial statements as of and for the six months ended June 30, 2004 and 2005, include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair statement of our financial position and our results of operations for these periods. Data from interim periods are not necessarily indicative of the results to be expected for a full year. It is important that you read this information together with the information under “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes and other financial information included in this prospectus.

	Year ended December 31,			Six months ended June 30,
(in thousands, except per share data)	2002(1)(2)	2003(1)	2004(1)(3)	2004(1)(3)	2005
Revenue	$1,904,365	$2,671,557	$5,654,373	$2,294,552	$3,892,335
Gross profit	83,827	101,123	129,956	57,034	76,573
Income from operations(4)	20,027	27,342	36,976	16,143	20,376
Net income(5)	14,153	22,161	28,559	11,899	16,947

Diluted earnings per share	$0.65	$0.99	$1.22	$0.51	$0.71

Diluted weighted average shares	21,790	22,338	23,454	23,256	23,965

Cash dividends declared per share	$0.15	$0.15	$0.15	$0.075	$0.075

	As of December 31,			As of June 30,
(in thousands)	2002(1)(2)	2003(1)	2004(1)(3)	2004(1)(3)	2005
Cash and cash equivalents	$57,776	$76,256	$64,178	$65,328	$93,831
Accounts and notes receivable, net	212,578	243,612	490,780	442,653	582,645
Total current assets	295,289	354,663	648,068	556,736	782,533
Goodwill	36,860	36,860	42,347	43,811	42,651
Identifiable intangible asset	1,472	1,104	7,486	8,210	6,762
Total assets	344,996	400,850	712,171	621,015	850,218
Total current liabilities	212,016	246,595	466,985	444,106	597,536
Total long-term liabilities	4,198	4,537	56,683	4,694	46,194
Total shareholders’ equity	128,782	149,718	188,503	172,215	206,488

(1)	In early 2005, we restated our consolidated financial statements for the year ended March 31, 2002, the nine months ended December 31, 2002, the years ended December 31, 2002, 2003 and 2004, and for all interim periods of 2003 and 2004. The restatements related to the correction of the cutoff procedures we used for the recognition of revenue and cost of sales, the correction of our accounting for inventory derivatives, and the correction of our presentation in the statement of cash flows of borrowing and repayment activities under our revolving credit facility. See note 2 to the consolidated financial statements included in this prospectus.

(2)	In August 2002, we changed our fiscal year-end from March 31st to a calendar year-end of December 31st. This change was first effective with respect to the nine months ended December 31, 2002.

(3)	We acquired Tramp Oil in April 2004. This acquisition was accounted for as a purchase. Accordingly, the results of operations of this acquisition were included with our results since the acquisition date.

(4)	We recorded executive severance charges of $4.5 million relating to the termination of employment of our former Chief Executive Officer, Chief Financial Officer, Chief Information Officer, and two other executives during the year ended December 31, 2002.

(5)	For the year ended December 31, 2002, we recorded after-tax charges of $1.0 million in connection with the settlement of the remaining balance due on the sale of our oil recycling segment to EarthCare and $2.8 million in connection with executive severance charges, as described in (4) above.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our common shares could decline, and you may lose part or all of your investment.

Risks related to us and our business

We extend unsecured credit to most of our customers, and our business, financial condition and results of operations will be adversely affected if we are unable to collect accounts receivable.

We extend unsecured credit to many of our marine and aviation fuel customers. Our success in attracting customers has been due, in part, to our willingness to extend credit on an unsecured basis to customers that would otherwise be required to prepay or post letters of credit with their suppliers of fuel and related services. We do not insure our receivables. Diversification of credit risk is limited because we sell primarily within the marine and aviation industries. In our marine fuel services segment, as of June 30, 2005, we had extended individual lines of credit of at least $6.0 million to 34 non-governmental customers, and nine of these customers have lines of credit ranging from $15.0 million to $35.0 million. In our aviation fuel services segment, as of June 30, 2005, we had extended lines of credit of at least $4.0 million to seven non-governmental customers, and one of those customers had a credit line of $13.1 million.

Credit losses may be influenced by other factors, including deteriorating conditions in the world economy or in the shipping or aviation industries, political instability, terrorist activities, military action and natural disasters in our market areas. Any credit losses, if significant, would have a material adverse effect on our business, financial condition and results of operations.

Economic, political and other risks associated with international sales and operations could adversely affect our business and future operating results.

Because we resell fuel worldwide, our business is subject to risks associated with doing business internationally. Our business and future operating results could be harmed by a variety of factors, including:

•	trade protection measures and import or export licensing requirements, which could increase our costs of doing business internationally;

•	the costs of hiring and retaining senior management in overseas operations;

•	difficulty in staffing and managing widespread operations, which could reduce our productivity;

•	unexpected changes in regulatory requirements, which may be costly and require significant time to implement;

•	laws restricting us from repatriating profits earned from our activities within foreign countries, including the payment of distributions;

•	political risks specific to foreign jurisdictions; and

•	terrorism, war or civil unrest and natural disasters.

Fluctuations in foreign exchange rates could materially affect our reported results.

The majority of our business transactions are denominated in United States dollars. However, in certain markets, primarily in Mexico, Colombia and the United Kingdom, payments to our aviation fuel suppliers and from some of our customers are denominated in local currency. This subjects us to foreign currency exchange risk. Although we use hedging strategies to manage and minimize the impact of foreign currency exchange risk, at any given time, only a portion of such risk may be hedged. As a result, fluctuations in foreign exchange rates could adversely affect our profitability.

In addition, many of our customers are foreign customers and may be required to purchase United States dollars to pay for our products and services. A rapid depreciation or devaluation in currency affecting our customers could have an adverse effect on our customers’ operations and their ability to convert local currency to United States dollars to make required payments to us. This would in turn increase our credit losses which would adversely affect our business, financial condition and results of operations.

Third parties who fail to provide services to us and our customers as agreed could harm our business.

We use third parties to provide various services to our customers, including into-plane fueling at airports and fueling of vessels in port and at sea. The failure of these third parties to perform these services in accordance with the agreed terms could affect our relationships with our customers and subject us to claims and other liabilities which might have a material adverse effect on our business, financial condition and results of operations.

We also use third parties to store our fuel inventory and to transport fuel. If these third parties become bankrupt or otherwise fail to meet their commitments to creditors, our fuel could be seized and applied against amounts owed to such creditors. This could cause both disruptions in our business and financial losses.

If the fuel we purchase from our suppliers fails to meet the specifications we have agreed to supply to our customers, our relationship with our customers could be adversely affected.

We purchase the fuel we resell from various suppliers. If the fuel fails to meet the specifications we have agreed to supply to our customers, our relationship with our customers could be adversely affected and we could be subject to claims and other liabilities which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to various risks in connection with the price risk management services we offer to our customers.

As part of our price risk management services, we offer our customers various pricing structures on future purchases of fuel, as well as derivatives products designed to assist our customers in hedging their exposure to fluctuations in fuel prices. In connection with offering our customers these services, we are exposed to financial risk associated with fluctuations in fuel prices. We typically hedge this risk by entering into a commodity based derivative instrument with a counterparty on substantially the same terms and conditions as those entered into with our customer. Should we fail to adequately hedge the risks associated with offering these services, or should a customer or counterparty to a derivative instrument fail to honor its obligations under our agreements with them, we could sustain significant losses which could have a material adverse effect on our business, financial condition and results of operations. Also, the failure of our employees to comply with our policies and procedures concerning the administration of our price risk management services, for example by failing to hedge a specific financial risk, could subject us to significant financial losses which could have a material adverse effect on our business, financial condition and results of operations.

The impact of Hurricane Katrina could have a material adverse effect on our business, financial condition and results of operations.

In late August 2005, Hurricane Katrina struck the coast of a number of states on the Gulf of Mexico, including Louisiana, Mississippi and Alabama. The hurricane destroyed thousands of business structures and homes. It is not possible at this time to determine either the short- or long-term effects Hurricane Katrina will have on our business. Because a significant portion of the oil refining capacity of the country is located on the Gulf Coast, and because ports at the mouth of the Mississippi River and on the Gulf Coast handle a significant portion of the nation’s oil shipments, following Hurricane Katrina oil prices have increased and supplies have decreased. It is likely that there will be disruptions in the supply chain. Disruptions in supply could have a material adverse effect on our business, financial condition and results of operations. Damages and higher prices caused by Hurricane Katrina could have an adverse effect on the financial condition of our customers located in the Gulf Coast region and elsewhere in the United States and could result in losses in connection with credit extended to such customers.

Material disruptions in the availability or supply of fuel would adversely affect our business.

The success of our business depends on our ability to purchase, sell and coordinate delivery of fuel and fuel-related services to our customers. Our business would be adversely affected to the extent that political instability, natural disasters, terrorist activity, military action or other conditions disrupt the availability or supply of fuel.

Changes in the market price of fuel may have a material adverse effect on our business.

Increases in fuel prices can adversely affect our customers’ businesses, and consequently increase our credit losses. Increases in fuel prices could also affect the amount of fuel our suppliers extend to us on credit, potentially affecting our liquidity and profitability. In addition, increases in fuel prices will make it more difficult for our customers to operate and could reduce demand for our services. Conversely, a rapid decline in fuel prices could adversely affect our profitability because inventory we purchased when fuel prices were high may have to be sold at lower prices.

Adverse conditions in the shipping and aviation industries may have an adverse effect on our business.

Our business is focused on the marketing of fuel and fuel-related services to the shipping and aviation industries. Therefore, any adverse economic conditions in these industries may have an adverse effect on our business. In addition, any political instability, natural disasters, terrorist activity or military action that disrupts shipping or flight operations will adversely affect our customers and may reduce the demand for our products and services. Our business could also be adversely affected by increased merger activity in the airline and shipping industries, which may reduce the number of customers that purchase our products and services, as well as the prices we are able to charge for such products and services.

Insurance coverage for some of our operations may be insufficient to cover losses.

We do not maintain insurance coverage for various risks, including environmental claims. Although we generally require our subcontractors to carry liability insurance, not all subcontractors carry adequate insurance. Our marine business does not have liability insurance to cover the acts or omissions of our subcontractors. In addition, our liability insurance does not cover acts of war and terrorism. A significant uninsured claim against us would have a material adverse effect on our financial position and results of operations.

Our failure to comply with the restrictions of our revolving credit facility could adversely affect our operating flexibility.

We borrow money pursuant to a revolving credit facility that imposes certain operating and financial restrictions on us, including restrictions on the payment of dividends in excess of specified amounts. Our failure to comply with obligations under the revolving credit facility, including meeting certain financial ratios, could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the revolving credit facility and impair our ability to obtain working capital advances and letters of credit, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in interest rates, the failure of our interest rate protection arrangements to reduce our interest rate volatility or both may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness.

A portion of our revolving credit facility debt is subject to variable interest rates. At June 30, 2005, we had a total of $42.0 million of debt bearing a weighted average interest rate of approximately 4.50% per annum. From time to time we may enter into interest rate protection arrangements that, in effect, fix the rate of interest on our debt. The amount of debt covered by such arrangements may change depending on our working capital needs. As of June 30, 2005, we had entered into interest rate protection arrangements for $20.0 million of debt at a weighted average interest rate of 5.45% per annum, which is included in the amounts above. An increase in interest rates, our failure to maintain adequate interest rate protection arrangements or both would increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness.

If we are unable to retain our senior management and key employees, our business and results of operations could be harmed.

Our ability to maintain our competitive position is dependent largely on the services of our senior management and professional team. If we are unable to retain the existing senior management and professional personnel, or to attract other qualified senior management and professional personnel, our business will be adversely affected.

Our acquisition of Tramp Oil and businesses we acquire in the future will expose us to increased operating risks.

On April 2, 2004, we acquired the Tramp Oil group of companies, independent resellers of marine fuel. As part of our growth strategy, we intend to continue to explore additional acquisitions of fuel resellers and other fuel services businesses.

This expansion exposes us to additional business and operating risks and uncertainties, including:

•	the ability to effectively integrate and manage acquired businesses;

•	the ability to realize our investment in the acquired businesses;

•	the diversion of management’s time and attention from other business concerns;

•	the risk of entering markets in which we may have no or limited direct prior experience;

•	the potential loss of key employees of the acquired businesses;

•	the risk that an acquisition could reduce our future earnings; and

•	exposure to unknown liabilities.

Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities. We cannot assure you that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

Changes in United States or foreign tax laws could adversely affect our business and future operating results.

Our marine and aviation segments are affected by various United States and foreign taxes imposed on the purchase and sale of marine and aviation fuel products. These taxes include sales, excise, goods and services taxes, value added taxes, and other taxes. Changes in United States and foreign tax laws or our failure to comply with those tax laws could adversely affect our business and operating results.

We face intense competition and, if we are not able to effectively compete in our markets, our revenues and profits may decrease.

Competitive pressures in our markets could adversely affect our competitive position, leading to a possible loss of market share or a decrease in prices, either of which could result in decreased revenues and profits. Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources, to relatively small and specialized firms. In addition to competing with fuel resellers, we also compete with the major oil producers that market fuel directly to the large commercial airlines and shipping companies. Our business could be adversely affected because of increased competition from the larger oil companies who may choose to directly market to smaller airlines and shipping companies, or to provide less advantageous price and credit terms to us than our fuel reseller competitors.

If we fail to comply with extensive environmental laws and governmental regulations, we could suffer penalties or be required to make significant changes to our operations.

We are required to comply with extensive and complex environmental laws and regulations at the international, federal, state and local government levels relating to, among other things:

•	the handling of fuel and fuel products;

•	the operation of bulk fuel storage facilities;

•	workplace safety;

•	fuel spillage or seepage;

•	environmental damage; and

•	hazardous waste disposal.

If we are involved in a spill or other accident involving hazardous substances, if there are releases of fuel and fuel products we own, or if we are found to be in violation of environmental laws or regulations, we could be subject to liabilities that could have a material adverse effect on our business, financial condition and results of operations. We are also subject to possible claims by customers, employees and others who may be injured by a fuel spill, exposure to fuel or other accidents. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

If we are held liable for clean up and other costs related to several businesses we exited, which handled hazardous and non-hazardous waste, such liability could adversely affect our business and financial condition.

We have exited several businesses that handled hazardous and non-hazardous waste. We treated and/or transported this waste to various disposal facilities. We have been sued in the past and may be sued in the future as a potentially responsible party for the clean up of such disposal facilities and may be held liable for these and other clean up costs pursuant to United States federal and state laws and regulations. In addition, under these laws and regulations, we may be required to clean up facilities previously operated by us.

If the material weaknesses in our internal control over financial reporting identified below are not remediated they could result in material misstatements in our financial statements in the future, which would result in additional restatements, impact our ability to timely file our financial statements, or cause defaults under our revolving credit facility.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess on an on-going basis the design and operating effectiveness of our internal control structure and procedures for financial reporting. In early 2005, we restated our consolidated financial statements for the year ended March 31, 2002, the nine months ended December 31, 2002, the years ended December 31, 2002, 2003 and 2004, and all interim periods of 2003 and 2004. The restatements related to the correction of the cutoff procedures we used for the recognition of revenue and cost of sales, the correction of our accounting for inventory derivatives, and the correction of our presentation in the statement of cash flows of borrowing and repayment activities under our revolving credit facility.

In connection with the restatements, management concluded that as of December 31, 2004, there were three material weaknesses in our internal control over financial reporting relating to:

•	the recognition of revenue and cost of sales in the appropriate accounting period;

•	the accounting and financial reporting of our inventory derivative program; and

•	the presentation in the statement of cash flows of borrowings and repayments under our revolving credit facility.

We have implemented measures to ensure the accuracy of our financial statements and to attempt to remediate these material weaknesses. We believe we have fully remediated the material weakness related to the presentation in the statement of cash flows of borrowings and repayments under our revolving credit facility. If the other two material weaknesses are not remediated they could result in material misstatements in our financial statements in the future, which would result in additional restatements, impact our ability to timely file our financial statements or cause defaults under our revolving credit facility. As a result, our ability to obtain additional financing on favorable terms and the market value of our securities could be materially and adversely affected, which, in turn, could materially and adversely affect our business and financial condition.

Risks related to the offering

We may invest or spend the proceeds of this offering in ways with which you may not agree.

We have broad discretion in the way we invest or spend the proceeds of this offering. We intend to use a portion of the proceeds from this offering for the short-term reduction of indebtedness under our revolving credit facility and general corporate purposes, which may include future acquisitions, capital expenditures and working capital. Because of the number and variability of factors that determine our use of offering proceeds, the actual uses may vary substantially from our current intentions to use net proceeds from this offering as described in “Use of proceeds.”

Provisions of our charter documents and Florida law may delay or prevent our acquisition by a third party.

Certain provisions of our articles of incorporation and bylaws or Florida law could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	our board’s authorization to issue preferred shares on terms the board determines in its discretion without shareholder approval;

•	a prohibition on cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

•	restrictions on who can call a special meeting of shareholders; and

•	provisions of Florida law that restrict business combinations.

We are subject to the provisions of the “Affiliated Transactions” section of the Florida Business Corporation Act, which could prevent us from engaging in a business combination with a 10% or greater shareholder unless appropriate disinterested director or shareholder approval is obtained, and the “Control Share Acquisitions” section of the Florida Business Corporation Act, which could prohibit a 20% or greater shareholder from voting his, her or its shares unless appropriate disinterested shareholder approval is obtained.

Our share price may be highly volatile, which could lead to a loss of all or part of your investment.

The market price of our common shares may fluctuate substantially due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	changes in governmental regulation of the fuel industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in accounting principles; and

•	the loss of any of our key management personnel.

In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has often been unrelated to the operating performance of particular companies. These broad market and industry forces may seriously harm the market price of our common shares, regardless of our operating performance. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management’s attention and resources.

Future sales of our common shares may cause our share price to decline.

We may, in the future, sell additional common shares in subsequent public offerings and may also issue additional common shares to finance future acquisitions. Our common shares are also available for future sale pursuant to stock options that we have granted to our employees. Sales of substantial amounts of our common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital through future offerings.

We and our directors and executive officers have agreed, with certain exceptions, not to sell or otherwise transfer any of our common shares for 90 days after the date of this prospectus, without first obtaining the written consent of J.P. Morgan Securities Inc., on behalf of the underwriters. With the consent of J.P. Morgan Securities Inc., we and our directors and executive officers may sell shares before the expiration of such 90-day period without prior notice to our other shareholders or to any public market in which our common shares trade. Such sales may adversely affect prevailing market prices for our common shares.

Disclosure regarding forward-looking statements

Certain statements made in this prospectus and the information incorporated by reference in it, or made by us in other reports, filings with the Securities and Exchange Commission, press releases, teleconferences, industry conferences or otherwise, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” or words or phrases of similar meaning.

Forward-looking statements are estimates and projections reflecting our best judgment and involve risks, uncertainties or other factors which may cause actual results to differ materially from the future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Certain risks, uncertainties or other important factors are detailed in this prospectus and may be detailed from time-to-time in reports we file with the Securities and Exchange Commission, including on Forms 8-K, 10-Q and 10-K.

Examples of forward-looking statements in this prospectus include but are not limited to our expectations regarding our business strategy, business prospects, operating results, working capital, liquidity, capital expenditure requirements and future acquisitions. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, terms and availability of fuel from suppliers, pricing levels, the timing and cost of capital expenditures, outcomes of pending litigation, competitive conditions, general economic conditions and synergies relating to acquisitions, joint ventures and alliances. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include, but are not limited to:

•	our ability to collect accounts receivable;

•	changes in the political, economic or regulatory conditions in the markets in which we operate;

•	currency exchange fluctuations;

•	non-performance of third party service providers;

•	our failure to hedge certain financial risks associated with our business and our price risk management services;

•	non-performance by counterparties to derivatives contracts;

•	the impact of Hurricane Katrina;

•	material disruptions in the availability or supply of fuel;

•	changes in the market price of fuel;

•	adverse conditions in the shipping and aviation industries;

•	uninsured losses;

•	our failure to comply with restrictions in our revolving credit facility;

•	increases in interest rates;

•	our ability to retain and attract senior management and other key employees;

•	our ability to manage growth;

•	our ability to integrate acquired businesses;

•	changes in United States or foreign tax laws;

•	increased levels of competition;

•	changes in credit terms extended to us from our suppliers;

•	compliance or lack of compliance with various environmental and other applicable laws and regulations;

•	our ability to remediate our material weaknesses in our internal control over financial reporting; and

•	other risks, including those described in “Risk factors” and those described from time to time in our Securities and Exchange Commission filings.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. We believe these forward-looking statements are reasonable. However, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to update publicly any of them in light of new information or future events.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $117.0 million, after deducting the underwriting discounts and commissions, and approximately $0.8 million of estimated offering expenses. If the underwriters exercise their overallotment option in full, then the net proceeds will be approximately $134.7 million.

We intend to use approximately $22.0 million of the net proceeds from this offering for the short-term reduction of indebtedness under our revolving credit facility, which expires on December 19, 2006 (which will be extended to December 19, 2010 upon the completion of this offering). As of June 30, 2005, the amount outstanding under our revolving credit facility was $42.0 million and the weighted average interest rate on borrowings under our revolving credit facility was 4.50% per annum. Outstanding borrowings under our revolving credit facility and our cash on hand fluctuate primarily based on the timing of receipts from our customers and payments to our suppliers. The balance outstanding under our revolving credit facility was $66.0 million as of September 16, 2005. Depending on the timing of actual receipts from our customers and payments to our suppliers we may use more or less of the net proceeds or cash on hand to pay down indebtedness under our revolving credit facility. We intend to use the balance of the net proceeds for general corporate purposes, which may include future acquisitions, capital expenditures and working capital. Pending the use of such proceeds, we intend to invest the proceeds in short-term interest-bearing marketable securities or money market obligations.

Price range of common shares

Our common shares have been publicly traded since 1986. Our common shares are listed on the New York Stock Exchange and trade under the symbol “INT.”

The following table sets forth the reported high and low closing sales prices per share of our common shares on the New York Stock Exchange for the periods indicated. On January 20, 2005, we announced a two-for-one split of our common shares. The additional shares issued pursuant to the stock split were distributed on February 15, 2005 to shareholders of record as of February 1, 2005. The share prices listed below have been adjusted to reflect the stock split.

	High	Low
Fiscal year 2003:
First quarter	$10.52	$9.85
Second quarter	12.39	9.84
Third quarter	14.20	11.72
Fourth quarter	17.00	14.15

Fiscal year 2004:
First quarter	$18.37	$16.34
Second quarter	22.66	19.00
Third quarter	22.60	16.95
Fourth quarter	24.90	16.90

Fiscal year 2005:
First quarter	$31.50	$23.46
Second quarter	32.82	23.25
Third quarter (through September 19, 2005)	35.63	22.68

On September 19, 2005, the last reported sale price of our common shares was $32.50.

As of August 31, 2005, there were 233 holders of record of our common shares.

Dividend policy

We paid quarterly dividends on our common shares of $0.0375 per share during 2002, 2003 and 2004 and the first and second quarters of 2005.

Our current dividend policy anticipates the payment of quarterly dividends on our common shares in the future. Our current revolving credit facility limits the payment of cash dividends and other distributions on our common shares. Pursuant to this revolving credit facility, we may not make dividend payments or other distributions that, in the annual aggregate, exceed 35% of our net income during the four fiscal quarters preceding the declaration of the applicable dividend.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 4,000,000 common shares at a public offering price of $31.00 per share, less estimated underwriting discounts, commissions and offering expenses.

You should read this table in conjunction with “Summary consolidated financial and other data,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” and the consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

As of June 30, 2005
(in thousands, except share amounts)	Actual	As adjusted
	(Unaudited)	(Unaudited)
Cash and cash equivalents	$93,831	$188,831

Short-term debt	$483	$483
Long-term debt(1)	42,000	20,000

Total debt	42,483	20,483
Shareholders’ equity:
Preferred shares, $1.00 par value; 100,000 shares authorized, none issued	—	—
Common shares, $0.01 par value; 50,000,000 shares authorized; 25,518,000 shares issued, actual; 29,518,000 shares issued, as adjusted	255	295
Capital in excess of par value	49,391	166,351
Retained earnings	174,724	174,724
Accumulated other comprehensive income	(96)	(96)
Unearned deferred compensation	(7,188)	(7,188)
Treasury stock, at cost; 2,518,000 shares	(10,598)	(10,598)

Total shareholders’ equity	206,488	323,488

Total capitalization	$248,971	$343,971

(1) As of June 30, 2005, we had $78.8 million, net of outstanding letters of credit of $29.2 million, of available credit under our revolving credit facility.

Selected consolidated financial and other data

The selected consolidated financial data presented below as of and for the fiscal years ended December 31, 2003 and 2004, have been derived from our audited consolidated financial statements included in this prospectus. The summary condensed consolidated financial data presented below as of December 31, 2002 have been derived from our audited consolidated financial statements. The selected consolidated income statement data for the twelve months ended December 31, 2002 have been derived from our audited consolidated financial statements for the nine months ended December 31, 2002 and our unaudited internally prepared financial information for the three months ended March 31, 2002 and no adjustments were made to our financial statements for those periods. The selected condensed financial data as of and for the six months ended June 30, 2004 and 2005, have been derived from our unaudited condensed financial statements included in this prospectus. The unaudited condensed financial statements as of and for the six months ended June 30, 2004 and 2005, include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair statement of our financial position and our results of operations for these periods. Data from interim periods are not necessarily indicative of the results to be expected for a full year. It is important that you read this information together with the information under “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes and other financial information included in this prospectus.

	Year ended December 31,			Six months ended June 30,
(in thousands, except per share data)	2002(1)(2)	2003(1)	2004(1)(3)	2004(1)(3)	2005
Revenue	$1,904,365	$2,671,557	$5,654,373	$2,294,552	$3,892,335
Gross profit	83,827	101,123	129,956	57,034	76,573
Income from operations(4)	20,027	27,342	36,976	16,143	20,376
Net income(5)	14,153	22,161	28,559	11,899	16,947

Diluted earnings per share	$0.65	$0.99	$1.22	$0.51	$0.71

Diluted weighted average shares	21,790	22,338	23,454	23,256	23,965

Cash dividends declared per share	$0.15	$0.15	$0.15	$0.075	$0.075

	As of December 31,			As of June 30,
(in thousands)	2002(1)(2)	2003(1)	2004(1)(3)	2004(1)(3)	2005
Cash and cash equivalents	$57,776	$76,256	$64,178	$65,328	$93,831
Accounts and notes receivable, net	212,578	243,612	490,780	442,653	582,645
Total current assets	295,289	354,663	648,068	556,736	782,533
Goodwill	36,860	36,860	42,347	43,811	42,651
Identifiable intangible asset	1,472	1,104	7,486	8,210	6,762
Total assets	344,996	400,850	712,171	621,015	850,218
Total current liabilities	212,016	246,595	466,985	444,106	597,536
Total long-term liabilities	4,198	4,537	56,683	4,694	46,194
Total shareholders’ equity	128,782	149,718	188,503	172,215	206,488

(1)	In early 2005, we restated our consolidated financial statements for the year ended March 31, 2002, the nine months ended December 31, 2002, the years ended December 31, 2002, 2003 and 2004, and for all interim periods of 2003 and 2004. The restatements related to the correction of the cutoff procedures we used for the recognition of revenue and cost of sales, the correction of our accounting for inventory derivatives, and the correction of our presentation in the statement of cash flows of borrowing and repayment activities under our revolving credit facility. See note 2 to the consolidated financial statements included in this prospectus.

(2)	In August 2002, we changed our fiscal year-end from March 31st to a calendar year-end of December 31st. This change was first effective with respect to the nine months ended December 31, 2002.

(3)	We acquired Tramp Oil in April 2004. This acquisition was accounted for as a purchase. Accordingly, the results of operations of this acquisition were included with our results since the acquisition date.

(4)	We recorded executive severance charges of $4.5 million relating to the termination of employment of our former Chief Executive Officer, Chief Financial Officer, Chief Information Officer, and two other executives during the year ended December 31, 2002.

(5)	For the year ended December 31, 2002, we recorded after-tax charges of $1.0 million in connection with the settlement of the remaining balance due on the sale of our oil recycling segment to EarthCare and $2.8 million in connection with executive severance charges, as described in (4) above.

Management’s discussion and analysis of

financial condition and results of operations

You should read the following discussion and analysis together with “Selected consolidated financial and other data” and our consolidated financial statements and related notes included in this prospectus. The following discussion may contain forward-looking statements, and our actual results may differ significantly from the results suggested by these forward-looking statements. Some factors that may cause our results to differ from these statements are described in the “Risk factors” section of this prospectus.

Overview

We market fuel and related services to marine and aviation segment customers throughout the world. In our marine segment, we offer marine fuel and related services to a broad base of customers, including international container and tanker fleets, and time-charter operators, as well as to the United States and foreign governments. In our aviation segment, we offer aviation fuel and related services to major commercial airlines, second- and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and the United States and foreign governments. We primarily buy and resell fuel to our marine and aviation customers, but we also act as a fuel broker at the request of certain of our marine customers. We compete by providing our marine and aviation customers value added benefits including single-supplier convenience, competitive pricing, the availability of trade credit, price risk management, logistical support, fuel quality control and fuel procurement outsourcing.

In our marine segment, we purchase and resell fuel, and act as brokers for others. Profit from our marine segment is determined primarily by the volume and commission rate of brokering business generated and by the volume and gross profit achieved on fuel resales. Profit from our aviation segment is directly related to the volume and the gross profit achieved on fuel sales. We do not act as brokers for our aviation segment. Our profitability in both segments also depends on our operating expenses, which may be significantly affected to the extent that we are required to provide for potential bad debts.

We may experience decreases in future sales volume and margins as a result of deterioration in the world economy, or in the shipping or aviation industries, natural disasters such as the impact of Hurricane Katrina and continued conflicts and instability in the Middle East, Asia and Latin America, as well as potential future terrorist activities and possible military retaliation. In addition, because fuel costs represent a significant part of a vessel’s and airline’s operating expenses, volatile and/or high fuel prices can adversely affect our customers’ businesses, and consequently the demand for our services and our results of operations. See “Risk factors.”

In April 2004, we acquired Tramp Oil. The acquisition forms part of our marine segment and was accounted for as a purchase. Accordingly, the results of operations of this acquisition were included with our results since its date of acquisition. In December 2000, we entered into a joint venture agreement with Signature Flight Support Corporation, or Signature Flight, through the acquisition of a 50% equity interest in PAFCO LLC, or PAFCO. From January 1, 2001 to December 31, 2003, we used the equity method of accounting to record our share of the earnings and losses of this aviation joint venture. Effective January 1, 2004, with the implementation of FIN No. 46, we consolidated PAFCO’s financial position and results of operations, after elimination of all significant intercompany accounts, transactions and profits.

Restatement of consolidated financial statements and identification of material weaknesses

In early 2005, we restated our consolidated financial statements for the year ended March 31, 2002, the nine months ended December 31, 2002, the years ended December 31, 2002, 2003 and 2004 and all interim periods 2003 and 2004. The restatements related to the correction of the cutoff procedures we used for the recognition of revenue and cost of sales, the correction of our accounting for inventory derivatives, and the correction of our presentation in the statement of cash flows of borrowing and repayment activities under our revolving credit facility. The restatements are described in more detail in note 2 to our audited consolidated financial statements for the year ended December 31, 2004 included in this prospectus.

In connection with the restatements, management concluded that as of December 31, 2004, there were three material weaknesses in our internal control over financial reporting.

•	We did not maintain effective controls over the recognition of revenue and cost of sales in the appropriate accounting period. Specifically, we recognized revenue and cost of sales when supporting documentation relating to fuel deliveries and related services had been received from third parties which provide fuel and related services rather than at the time fuel deliveries were made and related services were performed as required by generally accepted accounting principles.

•	We did not maintain effective controls over the accounting and financial reporting of our inventory derivative program. Historically, the gains or losses on the open position of our inventory derivatives were not accounted for until the physical inventories were sold as opposed to recording realized or unrealized gains and losses in the statements of income as required by generally accepted accounting principles.

•	We did not maintain effective controls over the presentation in the statement of cash flows of borrowings and repayments under our revolving credit facility. Specifically, we did not present such borrowings and payments on a gross basis as required by generally accepted accounting principles.

These material weaknesses resulted in the restatements of our financial statements for the year ended March 31, 2002, the nine months ended December 31, 2002, the years ended December 31, 2002, 2003 and 2004 and all interim periods of 2003 and 2004, and an audit adjustment to our financial statements. Based on these material weaknesses, management’s assessment of the effectiveness of our internal control over financial reporting included in our Form 10-K for the year ended December 31, 2004, as amended, concluded that our internal control over financial reporting was not effective as of December 31, 2004 and the report of our independent registered certified public accounting firm contained an adverse opinion with respect to the effectiveness of our internal control over financial reporting as of December 31, 2004.

We implemented quarterly reviews by our controller and chief financial officer of the presentation in the statement of cash flows of borrowings and repayments under our revolving credit facility on a gross basis. As a result, management has determined that this material weakness has been fully remediated and no longer represents an internal control deficiency.

We have taken the following actions to address our material weaknesses related to the recognition of revenue and cost of sales in the appropriate accounting period and the accounting and financial reporting of our inventory derivative program:

•	With regard to the recognition of revenue and cost of sales in the appropriate accounting period, we implemented the following controls: (1) a formal policy and related procedures were written to accrue revenue and cost of sales based on when fuel deliveries are made and when related services are performed; and (2) supervisory reviews of the accrued revenue and cost of sales are performed monthly by the segment controllers as well as the segment chief financial officers.

•	We also implemented a process to record unrealized losses or gains on inventory derivatives to the statement of income. We retained a third party expert to assist management in the identification, classification and evaluation of our inventory derivatives. In addition, we are evaluating various software packages to support transaction capture, effectiveness testing, documentation and accounting and financial reporting of our inventory derivative program.

Management will continue to monitor the effectiveness of the changes implemented to determine whether the material weaknesses described above can be considered to be remediated. Management believes that these material weaknesses, if not remediated, could result in material misstatements in our annual or interim financial statements for future periods.

In addition to the above changes in accounting and reporting, we are implementing changes to strengthen the areas of internal audit and financial reporting and intend to hire additional personnel in these areas.

Reportable segments

We have two reportable operating businesses: marine and aviation. Corporate expenses are allocated to the segments based on usage, where possible, or on other factors according to the nature of activity. The following table provides the contribution percentage of each of our two reportable operating businesses on our total revenue and our operating income (before corporate overhead) for each of the periods presented in the accompanying consolidated statements of income:

	For the year ended December 31,			For the six months ended June 30,
	2002	2003	2004	2004	2005
Revenue:
Marine segment	68%	62%	54%	54%	52%
Aviation segment	32%	38%	46%	46%	48%

	100%	100%	100%	100%	100%

Operating income:
Marine segment	41%	46%	44%	40%	46%
Aviation segment	59%	54%	56%	60%	54%

	100%	100%	100%	100%	100%

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements included in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to unbilled revenue and related costs of sales, bad debts, deferred tax assets and liabilities, goodwill and identifiable intangible assets, and certain accrued liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see note 1 to our consolidated financial statements included in this prospectus.

Revenue recognition

Revenue is recognized when fuel deliveries are made and title passes to the customer, or as fuel related services are performed.

Accounts and notes receivable and allowance for bad debts

Credit extension, monitoring and collection are performed by each of our business segments. Each segment has a credit committee. The credit committees are responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon a customer’s payment history and creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to many of our customers. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. We had accounts and notes receivable of $582.6 million and $490.8 million, net of allowance for bad debts of $12.3 million and $11.3 million, as of June 30, 2005 and December 31, 2004, respectively. Accounts and notes receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for bad debts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables at June 30, 2005. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, because adverse changes in the marine and aviation industries, or changes in the liquidity or financial position of our customers, could have a material adverse effect on the collectibility of our accounts and notes receivable and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected. For additional information on the credit risks inherent in our business, see “Risk factors.”

Goodwill and identifiable intangible assets

Goodwill represents our cost in excess of net assets, including identifiable intangible assets, of the acquired companies and the joint venture interest in PAFCO. The identifiable intangible assets for customer relations existing at the date the acquisitions were recorded and are being amortized over their useful lives of five to seven years. We account for goodwill and identifiable intangible assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” Among other provisions, SFAS No. 142 states that goodwill shall not be amortized prospectively. We recorded amortization of our identifiable intangible assets of $0.7 million and $0.5 million for the six months ended June 30, 2005 and 2004, respectively, and $1.2 million for the year ended December 31, 2004, $0.4 million for the years ended December 31, 2003 and 2002, and $0.3 million for the nine months ended December 31, 2002.

The future estimated amortization of our identifiable intangible assets is as follows (in thousands):

For the year ending December 31,
2005	$1,448
2006	1,448
2007	1,080
2008	1,080
2009	1,080
Thereafter	1,350

Total	$7,486

In accordance with SFAS No. 142, goodwill must be reviewed annually (or more frequently under certain circumstances) for impairment. The initial step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. Based on results of these comparisons as of December 31, 2004, goodwill in each of our reporting units was not considered impaired. Accordingly, no impairment charges were recognized.

Income taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized in future periods. As of June 30, 2005, we have not recorded a valuation allowance.

Results of operations

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Revenue. Our revenue for the first six months of 2005 was $3.9 billion, an increase of $1.6 billion, or 69.6%, as compared to the first six months of 2004. Our revenue during these periods was attributable to the following segments (in thousands):

	For the six months ended June 30,
	2004	2005	$ Change
	(Unaudited)	(Unaudited)
Marine segment	$1,243,973	$2,038,340	$794,367
Aviation segment	1,050,579	1,853,995	803,416

Total	$2,294,552	$3,892,335	$1,597,783

Our marine segment contributed $2.0 billion in revenue for the first six months of 2005, an increase of $794.4 million, or 63.9%, over the first six months of 2004. Of the total increase in marine segment revenue, $614.2 million was due to a 44.2% increase in the average price per metric ton sold, primarily due to higher world oil prices. The balance of the increase in marine segment revenue of $180.2 million pertained to increased business volume, primarily due to the acquisition of Tramp Oil, whose results are included from April 2004, as well as additional sales to new and existing customers.

Our aviation segment contributed $1.9 billion in revenue for the first six months of 2005, an increase of $803.4 million, or 76.5%, as compared to the first six months of 2004. Of the total increase in aviation segment revenue, $527.6 million was due to a 39.3% increase in the average price per gallon sold, primarily due to higher world oil prices. The remaining increase of $275.8 million pertained to increased sales volume. The increase in aviation segment sales volume was largely due to growth in fuel management and additional sales to new and existing customers in our commercial business.

Gross profit. Our gross profit of $76.6 million for the first six months of 2005 increased $19.5 million, or 34.3%, as compared to the first six months of 2004. Our gross profit during these periods was attributable to the following segments (in thousands):

	For the six months ended June 30,
	2004	2005	$ Change
	(Unaudited)	(Unaudited)
Marine segment	$26,309	$38,629	$12,320
Aviation segment	30,725	37,944	7,219

Total	$57,034	$76,573	$19,539

Our marine segment’s gross profit for the first six months of 2005 was $38.6 million, an increase of $12.3 million, or 46.8%, as compared to the first six months of 2004. Of the total increase in marine segment gross profit, $11.6 million pertained to higher gross profit per metric ton sold and $4.4 million related to higher unit sales volume. Partially offsetting the increase was $3.7 million in higher unrealized losses on derivatives associated with the hedging of fuel inventory and open fixed price purchase commitments. The increase in gross profit per metric ton sold reflects advantageous pricing due to favorable market conditions.

Our aviation segment’s gross profit for the first six months of 2005 was approximately $38.0 million, an increase of $7.2 million, or 23.5%, as compared to the first six months of 2004. Contributing to the total increase was $8.9 million related to an increase in the number of gallons sold and $0.1 million in unrealized gains on derivatives associated with the hedging of fuel inventory. Partially offsetting the increase was a $1.8 million decrease in the gross profit per gallon. The decrease in gross margin reflects the business volume growth in our high volume, low margin business.

Our consolidated gross margin decreased from 2.5% for the first six months of 2004, to 2.0% for the first six months of 2005. By segment, our marine segment gross margin decreased to 1.9% for the first six months of 2005 as compared to 2.1% for the first six months of 2004, and our aviation segment gross margin decreased to 2.0% for the first six months of 2005 as compared to 2.9% for the first six months of 2004. The decline in gross margin for the first six months of 2005 was a function of our sales price of fuel sold rising at a faster rate than our gross profit per unit sold in both segments. Also contributing to the decrease in the aviation segment gross margin was an increase in high volume, low gross profit business.

Operating expenses. Total operating expenses for the first six months of 2005 were $56.2 million, an increase of $15.3 million, or 37.4%, as compared to the first six months of 2004. The following table sets forth our expense categories (in thousands):

	For the six months ended June 30,
	2004	2005	$ Change
	(Unaudited)	(Unaudited)
Salaries and wages	$21,782	$30,119	$8,337
Provision for bad debts	2,239	4,095	1,856
Other	16,870	21,983	5,113

Total	$40,891	$56,197	$15,306

Of the total increase in operating expenses, $8.3 million was related to salaries and wages, $1.9 million to provision for bad debts and $5.1 million to other operating expenses. The increase in salaries and wages was primarily due to higher performance based incentive compensation, new hires to support the business growth and the additional employees from Tramp Oil. The increase in the provision for bad debts for the first six months of 2005 was primarily due to additional general provision for bad debts associated with a higher level of accounts receivable write-offs during the first six months of 2005. The increase in other operating expenses reflects the additional other operating expenses of Tramp Oil as well as higher non-employee directors’ share-based compensation, office rent, insurance, audit and consulting fees.

Operating income. Our income from operations for the first six months of 2005 was $20.4 million, an increase of $4.2 million, or 26.2%, as compared to the first six months of 2004. Income from operations during these periods was attributable to the following segments (in thousands):

	For the six months ended June 30,
	2004	2005	$ Change
	(Unaudited)	(Unaudited)
Marine segment	$8,994	$13,991	$4,997
Aviation segment	13,630	16,555	2,925

	22,624	30,546	7,922
Corporate overhead	(6,481)	(10,170)	(3,689)

Total	$16,143	$20,376	$4,233

The marine segment earned $14.0 million in income from operations for the first six months of 2005, an increase of $5.0 million, or 55.6%, as compared to the first six months of 2004. This increase resulted from the $12.3 million increase in gross profit, partially offset by the $7.3 million increase in operating expenses. The increase in marine segment operating expenses was attributable to higher salaries and wages, provision for bad debts and other operating expenses.

The aviation segment income from operations was $16.6 million for the first six months of 2005, an increase of $2.9 million, or 21.5%, as compared to the first six months of 2004. This improvement was due to a $7.2 million increase in gross profit partially offset by an increase in operating expenses of $4.3 million. The increase in the aviation segment’s operating expenses was attributable to higher salaries and wages and other operating expenses, partially offset by lower provision for bad debts.

Corporate overhead costs not charged to the business segments totaled $10.2 million for the first six months of 2005, as compared to $6.5 million during the first six months of 2004. The increase in corporate overhead costs was due to increases in salaries and wages and other operating expenses.

For explanations of the changes in operating expenses for the first six months of 2005 as compared to the first six months of 2004, see the above discussion on operating expenses.

Other expense/income. During the first six months of 2005, we reported $0.2 million in other income, net, as compared to other expense, net, of $1.2 million for the first six months of 2004. This $1.4 million change was primarily related to the recognition of exchange losses relating to the conversion of foreign currencies acquired from Tramp Oil into U.S. dollars during the second quarter of 2004 as well as an increase in interest income. Partially offsetting was an increase in interest expense, which reflects our higher level of borrowings under our revolving credit facility.

Taxes. For the first six months of 2005, our effective tax rate was 15.3%, for an income tax provision of $3.2 million, as compared to 19.1% and an income tax provision of $2.9 million for the first six months of 2004. The decrease in the effective tax rate for the first six months of 2005 as compared to the first six months of 2004 resulted primarily from profit fluctuations of our subsidiaries in tax jurisdictions with different tax rates.

Minority interest in income of consolidated subsidiaries. We reported minority interest of $0.5 million for the first six months of 2005, as compared to $0.2 million for the first six months of 2004. This increase of $0.3 million relates to the acquisition of Tramp Oil.

Net income and diluted earnings per share. Net income for the first six months of 2005 was $16.9 million, an increase of $5.0 million, or 42.4%, as compared to the first six months of 2004. Diluted earnings per share for the first six months of 2005 was $0.71 per share, an increase of $0.20 per share, or 38.8%, as compared to the first six months of 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue. Our revenue for the year ended December 31, 2004 was $5.7 billion, an increase of $3.0 billion, as compared to revenue of $2.7 billion for the year ended December 31, 2003. Our revenue increase was primarily due to increases in business volume in the marine and aviation segments. Our revenue during these periods was attributable to the following segments (in thousands):

	For the year ended December 31,
	2003	2004	$ Change
Marine segment	$1,644,598	$3,031,474	$1,386,876
Aviation segment	1,026,959	2,622,899	1,595,940

Total	$2,671,557	$5,654,373	$2,982,816

Our marine segment contributed $3.0 billion in revenue for the year ended December 31, 2004, an increase of $1.4 billion, or 84.3%, over the prior year. Of the total increase in marine segment revenue, $1.3 billion pertained to increased business volume, primarily due to the acquisition of Tramp Oil, as well as additional sales to new and existing customers. The remaining revenue increase of $134.4 million was due to a 6.8% increase in the average price per metric ton sold. Our aviation segment contributed $2.6 billion in revenue for the year ended December 31, 2004, an increase of $1.6 billion over the prior year. Increased volume in aviation contributed $970.0 million of the total increase in aviation segment revenue, with the remaining revenue increase of $626.0 million pertaining to a 30.4% increase in the average price per gallon sold. The increase in the aviation segment’s sales volume was largely due to the growth in our fuel management business, new commercial business, and the consolidation of PAFCO, our aviation joint venture with Signature Flight. See note 7 to the accompanying consolidated financial statements included in this prospectus for additional information.

Gross profit. Our gross profit of $130.0 million for the year ended December 31, 2004 increased $28.8 million, or 28.5%, as compared to the prior year. Our gross profit during these periods was attributable to the following segments (in thousands):

	For the year ended December 31,
	2003	2004	$ Change
Marine segment	$48,747	$63,148	$14,401
Aviation segment	52,376	66,808	14,432

Total	$101,123	$129,956	$28,833

Our gross margin decreased from 3.8% for the year ended December 31, 2003, to 2.3% for the year ended December 31, 2004. Our marine segment’s gross margin of 2.1% decreased from 3.0% in the prior year. However, our gross profit in the marine segment increased $14.4 million, or 29.5%, due to increased business volume, partially offset by a lower gross profit per metric ton sold. Our marine segment gross profit was also reduced due to a write-down in the fourth quarter of 2004 of fuel inventory associated with our exit from the Panamanian market, a market area we acquired as part of the Tramp Oil transaction. The decrease in gross profit per metric ton sold in marine reflects competitive pressures. Our gross profit in the aviation segment increased $14.4 million, or 27.6%, while our aviation segment’s gross margin decreased to 2.5% for the year ended December 31, 2004, as compared to 5.1% for the prior year. The increase in our gross profit in the aviation segment was primarily due to increased business volume. The decrease in the aviation segment’s gross margin reflects the business volume growth in our lower margin fuel management business.

Operating expenses. Total operating expenses for the year ended December 31, 2004 were $93.0 million, as compared to $73.8 million for the year ended December 31, 2003. The following table sets forth our expense categories in (thousands):

	For the year ended December 31,
	2003	2004	$ Change
Salaries and wages	$38,820	$51,849	$13,029
Provision for bad debts	6,281	4,338	(1,943)
Other	28,680	36,793	8,113

Total	$73,781	$92,980	$19,199

The increase in operating expenses of $19.2 million, or 26.0%, was due to increases in salaries and wages of $13.0 million and in other operating expenses of $8.1 million, partially offset by a decrease in provision for bad debts of $1.9 million. The overall increase in operating expenses for 2004 reflects the additional operating expenses of Tramp Oil and the overall higher operating costs associated with increased business activities. The increase in salaries and wages was primarily due to new hires, the additional employees from Tramp Oil, and higher performance based incentive compensation. The increase in other operating expenses was primarily the result of the additional other operating expenses of Tramp Oil, higher business travel, in part due to the acquisition and integration of Tramp Oil, and higher professional fees, insurance, payroll taxes and revolving credit facility and letter of credit fees. The decrease in the provision for bad debts for 2004 was primarily due to a shift of business in favor of higher credit quality, high volume commercial business, and market condition improvement of our marine segment customers as well as the recording of bad debt expenses in 2003 relating to the write-off of receivables from two international airlines that filed for bankruptcy.

Operating income. Our income from operations for the year ended December 31, 2004 was $37.0 million, an increase of $9.6 million, or 35.2%, as compared to income from operations for the year ended December 31, 2003. Income from operations during these periods by segment was as follows (in thousands):

	For the year ended December 31,
	2003	2004	$ Change
Marine segment	$18,476	$23,150	$4,674
Aviation segment	21,970	29,093	7,123

	40,446	52,243	11,797
Corporate overhead	(13,104)	(15,267)	(2,163)

Total	$27,342	$36,976	$9,634

The marine segment earned $23.2 million in income from operations for the year ended December 31, 2004, an increase of $4.7 million, or 25.3%, as compared to the prior year. This increase reflects the 29.5% growth in gross profit, partially offset by higher operating expenses. The aviation segment’s income from operations was $29.1 million for the year ended December 31, 2004, an increase of $7.1 million, or 32.4%, as compared to the prior year. This improvement was due to the 27.6% increase in gross profit, partially offset by increased operating expenses. Corporate overhead costs not charged to the business segments totaled $15.3 million for the year ended December 31, 2004, as compared to $13.1 million during the prior year. For explanations of the increases in operating expenses for the year ended December 31, 2004 as compared to the prior year, see the above discussion on operating expenses.

Other income (expense). During the year ended December 31, 2004, we reported $1.4 million in other expense, net, as compared to other income, net, of $0.6 million for the prior year. This $2.1 million variance was primarily due to the recognition of exchange losses relating to conversion into United States dollars of foreign currencies acquired in connection with the Tramp Oil acquisition, increased interest expense due to borrowings from our revolving credit facility for working capital, and the effect of the consolidation of our PAFCO aviation joint venture.

Taxes. For the year ended December 31, 2004, our effective tax rate was 19.6%, for an income tax provision of $7.0 million, as compared to 20.8% and an income tax provision of $5.8 million for the year ended December 31, 2003. The lower tax rate resulted primarily from increased operating income in lower tax foreign jurisdictions.

Net income and diluted earnings per share. Net income and diluted earnings per share for the year ended December 31, 2004 were $28.6 million and $1.22, respectively, as compared to $22.2 million and $0.99 during the prior year. Included in the results for the year ended December 31, 2004 was a charge of $0.8 million, or $0.04 per basic and diluted share, relating to the inventory write-down in the fourth quarter of 2004 associated with our exit from the Panamanian market, net of reduced performance based compensation and taxes.

Year ended December 31, 2003 compared to year ended December 31, 2002 (unaudited)

Revenue. Our revenue for the year ended December 31, 2003 was $2.7 billion, an increase of $767.2 million, or 40.3%, as compared to revenue of $1.9 billion for the year ended December 31, 2002. Our revenue increase was mainly due to increases in both business volume and fuel sale prices, related to higher world oil prices.

Our revenue during these periods was attributable to the following segments (in thousands):

	For the year ended December 31,
	2002	2003	$ Change
	(Unaudited)
Marine segment	$1,287,417	$1,644,598	$357,181
Aviation segment	616,948	1,026,959	410,011

Total	$1,904,365	$2,671,557	$767,192

Our marine segment contributed $1.6 billion in revenue for the year ended December 31, 2003, an increase of $357.2 million, or 27.7%, over the prior year. The increase in revenue was primarily due to a 19.0% increase in the average price per metric ton sold and an 8.1% increase in the volume of metric tons sold. Our aviation segment contributed $1.0 billion in revenue for the year ended December 31, 2003, an increase of $410.0 million, or 66.5%, over the prior year. The increase in revenue was due to a 55.3% increase in the volume of gallons sold and a 7.2% increase in the average price per gallon sold. The significant increase in the aviation segment’s sales volume was due to new commercial and government business as well as increases in wholesale activities and fuel management business.

Gross profit. Our gross profit of $101.1 million for the year ended December 31, 2003 increased $17.3 million, or 20.6%, as compared to the prior year. Our gross profit during these periods was attributable to the following segments (in thousands):

	For the year ended December 31,
	2002	2003	$ Change
	(Unaudited)
Marine segment	$37,699	$48,747	$11,048
Aviation segment	46,128	52,376	6,248

Total	$83,827	$101,123	$17,296

On the other hand, our gross margin decreased from 4.4% for the year ended December 31, 2002, to 3.8% for the year ended December 31, 2003. Our marine segment’s gross margin increased to 3.0% from 2.9% in the prior year, however, our gross profit in the marine segment increased $11.1 million due to increases in our average gross profit per metric ton sold and brokered of 26.8% and 4.3%, respectively. The increase in our gross profit per metric ton in the marine segment was primarily due to better pricing. Our gross profit in the aviation segment increased $6.2 million while our aviation segment’s gross margin decreased to 5.1% for the year ended December 31, 2003, as compared to 7.5% for the prior year. The increase in our gross profit in the aviation segment was primarily due to increased business volume. The decrease in the aviation segment’s gross margin reflects increases in our wholesale and fuel management business, which are higher quality, lower margin businesses.

Operating expenses. Total operating expenses for the year ended December 31, 2003 were $73.8 million, as compared to $63.8 million for the year ended December 31, 2002. The following table sets forth our expense categories (in thousands):

	For the year ended December 31,
	2002	2003	$ Change
	(Unaudited)
Salaries and wages	$31,456	$38,820	$7,364
Executive severance charges	4,492	—	(4,492)
Provision for bad debts	2,866	6,281	3,415
Other	24,986	28,680	3,694

Total	$63,800	$73,781	$9,981

Included in operating expenses for the year ended December 31, 2002 were executive severance charges totaling $4.5 million, of which $3.7 million related to our former Chairman and Chief Executive Officer and the remaining amounts were for our former Chief Financial Officer, Chief Information Officer, and two other executives. Excluding the 2002 executive severance charges, the increase in operating expenses of $14.5 million related to all three categories of expenses:

salaries and wages, provision for bad debts, and other operating expenses. The $7.4 million increase in salaries and wages was due to new employees to support our business process improvements and continued business expansion, the front-end cost of some business process improvement initiatives, and payments and accruals for performance based incentive compensation payouts. Incentive compensation accounted for the largest part of the increase in salaries and wages. The increase in provision for bad debts of $3.4 million primarily resulted from the recording of additional general allowance for bad debts for estimated credit losses as well as reserve for two bankrupt international airlines. The $3.7 million increase in other operating expenses was also primarily related to our business process improvements and continued business expansion, as well as to higher overall operating costs primarily relating to increases in insurance cost, office rent, depreciation and amortization expenses, travel and entertainment expenses, and independent directors’ cash compensation and non-cash compensation related to stock-based awards, which was mostly related to the amortization of the fair value of the stock options granted over the applicable one year vesting period.

Operating income. Our income from operations for the year ended December 31, 2003 was $27.3 million, as compared to $20.0 million for the year ended December 31, 2002. Income from operations during these periods by segment was as follows (in thousands):

	For the year ended December 31,
	2002	2003	$ Change
	(Unaudited)
Marine segment	$13,366	$18,476	$5,110
Aviation segment	18,962	21,970	3,008

	32,328	40,446	8,118
Corporate overhead	(12,301)	(13,104)	(803)

Total	$20,027	$27,342	$7,315

The marine segment segment earned $18.5 million in income from operations for the year ended December 31, 2003, an increase of $5.1 million, or 38.2%, as compared to the prior year. This increase resulted primarily from a 29.3% increase in gross profit, partially offset by higher operating expenses. The aviation segment’s income from operations was $22.0 million for the year ended December 31, 2003, an increase of $3.0 million, or 15.9%, as compared to the prior year. This improvement was due to a 13.5% increase in gross profit, partially offset by an increased provision for bad debts and other operating expenses. Corporate overhead costs not charged to the business segments totaled $13.1 million for the year ended December 31, 2003, as compared to $12.3 million during the prior year. For explanations of the increases in operating expenses for the year ended December 31, 2003 as compared to the prior year, see the above discussion on operating expenses.

Other income (expense). During the year ended December 31, 2003, we reported $0.6 million in other income, net, as compared to other expense, net, of $1.9 million for the prior year. Included in other expense, net, for the year ended December 31, 2002, was a $1.6 million charge in connection with the settlement of the remaining balance due on the sale of our oil recycling segment. The remaining positive variance of $1.0 million was mainly related to lower net unrealized foreign currency losses and the recognition of net realized foreign exchange gains for 2003 as opposed to net foreign exchange losses for 2002. Unrealized foreign currency translation losses and gains resulted from the translation of monetary assets and liabilities of our foreign entities at the prevailing exchange rates at year-end.

Taxes. For the year ended December 31, 2003, our effective tax rate was 20.8%, for an income tax provision of $5.8 million, as compared to 21.8% and an income tax provision of $3.9 million for the year ended December 31, 2002. Netted with the income tax provision for the year ended December 31, 2002 were income tax benefits totaling $2.3 million related to the 2002 executive severance charges and the 2002 settlement charge in connection with the settlement of the remaining balance due on the sale of our oil recycling segment to EarthCare.

Net income and diluted earnings per share. Net income and diluted earnings per share for the year ended December 31, 2003 were $22.2 million and $0.99, respectively, as compared to $14.2 million and $0.65 during the prior year. Included in the results for the year ended December 31, 2002 were two after-tax charges totaling $3.7 million, or $0.17 per diluted share, of which approximately $2.8 million, or $0.13 per diluted share, related to executive severance, and approximately $1.0 million, or $0.04 per diluted share, related to the settlement of the remaining balance due from the sale of our oil recycling segment.

Liquidity and capital resources

Our primary use of cash is to fund the purchase of inventories and increased receivables to support business growth relating to sales of fuel to our customers. Cash is also used to maintain marine and aviation fuel inventory for sale to customers. We are usually extended unsecured trade credit from our suppliers for our fuel purchases; however, certain suppliers require us to provide a letter of credit. Our ability to fund fuel purchases, obtain trade credit from our suppliers, and provide letters of credit is critical to our business. Increases in oil prices negatively affect liquidity by increasing the amount of cash needed to fund fuel purchases as well as reducing the amount of fuel which can be purchased on an unsecured credit basis from our suppliers. Historically, we have not required significant capital investment in fixed assets for our businesses as we subcontract fueling services and maintain inventory at third party storage facilities.

Our business is funded through cash generated from operations and borrowings under our syndicated revolving credit facility. Outstanding borrowings under our revolving credit facility and our cash on hand fluctuate primarily based on our operating cash flow, most significantly, the timing of receipts from our customers and payments to our suppliers. We have a syndicated revolving credit facility that permits borrowings of up to $220.0 million with a sublimit of $100.0 million for the issuance of letters of credit. The borrowing availability under our revolving credit facility was increased to these levels effective August 9, 2005. The revolving credit facility was also amended to, among other things: (1) provide us with the right to request increases in available borrowings up to an additional $30.0 million, subject to the approval of the administrative agent, (2) modify certain financial covenants, and (3) subject to our completing an equity and/or subordinated debt offering of at least $50.0 million by November 15, 2005, reduce certain fees and borrowing costs and extend the expiration date of the facility to December 19, 2010 from December 19, 2006. Our available borrowings under the revolving credit facility are reduced by the amount of outstanding letters of credit. As of June 30, 2005, our outstanding borrowings under the revolving credit facility totaled $42.0 million and our issued letters of credit totaled $29.2 million. Our weighted average daily outstanding borrowings during the six months ended June 30, 2005 and 2004 were $43.6 million and $21.3 million, respectively. The outstanding borrowings under our revolving credit facility totaled $66.0 million as of September 16, 2005.

The revolving credit facility contains certain operating and financial covenants with which we are required to comply. Our failure to comply with the operating and financial covenants contained in the revolving credit facility could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the revolving credit facility, and impair our ability to receive advances and issue letters of credit, and thus have a material adverse effect on our ability to fund operations.

As a result of the restatements described in note 2 to the accompanying consolidated financial statements included in this prospectus, we were not in compliance with the leverage ratio covenant set forth in our revolving credit facility as of June 30, 2004 and September 30, 2004. We obtained a waiver of the non-compliance from LaSalle Bank National Association, as administrative agent, on March 16, 2005.

We were in default under our revolving credit facility as of April 30, 2005, because we were not in compliance with the leverage ratio covenant. On May 26, 2005, we obtained a waiver of the default from our lenders and amended our revolving credit facility to remove the leverage ratio covenant. Currently, we are in compliance with all covenants and other material obligations under the revolving credit facility.

In April 2004, we obtained a separate $25.0 million credit line for the issuance of letters of credit from one of the banks participating in our revolving credit facility. As of June 30, 2005, we had outstanding letters of credit of $2.9 million under this credit line, in addition to the letters of credit outstanding under our revolving credit facility.

Higher interest rates can have a negative effect on our liquidity due to higher costs of borrowing under our revolving credit facility. To mitigate this risk, in part, we entered into interest rate swaps in March 2005 in the amount of $20.0 million, at a weighted average interest rate of 5.45%, which reduce our exposure to an increase in interest rates.

As of June 30, 2005, we had $93.8 million of cash and cash equivalents as compared to $64.2 million of cash and cash equivalents at December 31, 2004. Our cash position can fluctuate significantly depending on the timing of payments to suppliers and receipt of payments from customers.

Net cash provided by operating activities totaled $42.2 million for the first six months of 2005 compared to net cash used in operating activities of $40.0 million for the first six months of 2004. This $82.2 million change was primarily due to net changes in operating assets and liabilities as a result of the timing of cash receipts from customers and cash payments to suppliers. Net cash used in continuing operating activities totaled $28.8 million for the year ended December 31, 2004 versus net cash provided by continuing operating activities of $26.7 million for the year ended December 31, 2003. This $55.5 million variance was primarily due to net changes in operating assets and liabilities as a result of increased business activities and higher fuel prices in both our marine and aviation segments.

During the first six months of 2005, net cash used in investing activities was $2.2 million compared to net cash provided by investing activities of $10.8 million for the first six months of 2004. Included in net cash provided by investing activities for the first six months of 2004 was $12.1 million net cash received as a result of the acquisition of Tramp Oil in April 2004. During the first six months of 2004, we received cash of $88.7 million and paid cash of $76.6 million in connection with the acquisition. The remaining change in cash flows from investing activities of approximately $0.9 million was due to higher capital expenditures. During the year ended

December 31, 2004, net cash provided by investing activities was $1.2 million versus net cash used in investing activities of $3.3 million for the year ended December 31, 2003. This $4.5 million variance resulted from a reduction in capital expenditures of $0.9 million and net cash received as a result of the acquisition of Tramp Oil.

For the first six months of 2005, net cash used in financing activities was $10.4 million compared to net cash provided by financing activities of $18.2 million for the first six months of 2004. This $28.6 million change was primarily due to an increase in repayments under our revolving credit facility of $93.0 million and lower proceeds from exercise of stock options of $5.9 million, partially offset by an increase in borrowings of $35.0 million as well as the $34.9 million repayment of assumed bank loans and bank overdrafts from Tramp Oil in 2004. For the year ended December 31, 2004, net cash provided by financing activities was $15.5 million versus net cash used in financing activities of $5.0 million for the year ended December 31, 2003. This $20.5 million variance was primarily due to net borrowings under our revolving credit facility of $50.0 million in 2004 and an increase in the proceeds from exercises of stock options of $5.6 million, offset by the repayment of assumed bank loans and bank overdrafts from Tramp Oil of $35.3 million.

Working capital at June 30, 2005 was $185.0 million, representing an increase of $3.9 million from working capital at December 31, 2004. Our accounts and notes receivable, at June 30, 2005, excluding the allowance for bad debts, amounted to approximately $594.9 million as compared to approximately $502.1 million at December 31, 2004. The increase in accounts and notes receivable of approximately $92.8 million was mainly due to increased prices in our marine segment and additional business volume in our aviation segment. At June 30, 2005, the allowance for bad debts of $12.3 million, increased by $1.0 million from the balance at December 31, 2004. Working capital at December 31, 2004 was $181.1 million, representing an increase of $73.0 million from working capital at December 31, 2003. Our accounts and notes receivable, at December 31, 2004, excluding the allowance for bad debts, amounted to $502.1 million as compared to $254.2 million at December 31, 2003. This $247.9 million increase in accounts and notes receivable was mainly due to the additional business volume in our marine and aviation segments as well as the acquisition of Tramp Oil. At December 31, 2004, the allowance for bad debts of $11.3 million increased by $0.8 million from the balance at December 31, 2003.

During the first six months of 2005, we charged $4.1 million to the provision for bad debts, as compared to $2.2 million during the first six months of 2004. We had write-offs in excess of recoveries of $3.1 million for the first six months of 2005, as compared to $1.4 million during the first six months of 2004. The increase in write-offs in excess of recoveries of $1.7 million primarily relates to higher level of write-offs in the marine segment during the first six months of 2005. During the year ended December 31, 2004, we charged $4.3 million to the provision for bad debts, as compared to $6.3 million for the year ended December 31, 2003. The decrease in the provision for bad debts reflects the shift of our business in favor of higher credit quality, high volume commercial accounts. We had charge-offs in excess of recoveries of $3.6 million for the year ended December 31, 2004, as compared to $6.9 million for the year ended December 31, 2003. The decrease in the charge-offs in excess of recoveries was primarily related to the write-off of receivables from two bankrupt international airlines in 2003.

Inventories of $37.6 million, at June 30, 2005, decreased $3.3 million from December 31, 2004. This decrease was primarily due to timing differences of sales and purchases of fuel in our aviation segment. Receivables related to marking derivative contracts to market of $36.2 million, at June 30, 2005, increased $25.9 million from December 31, 2004, which is fully offset with payables related to marking derivative contracts to market included in current liabilities at June 30, 2005. As of June 30, 2005, prepaid expenses and other current assets decreased $9.7 million primarily due to a decrease in prepaid fuel and expenses and fuel transaction business taxes receivable. Inventories of $40.9 million, at December 31, 2004, increased $26.1 million from December 31, 2003. This increase was primarily due to changes in our fuel supply process and increased business activities in our aviation segment, as well as the acquisition of Tramp Oil. As of December 31, 2004, prepaid expenses and other current assets increased $32.3 million as compared to December 31, 2003, primarily due to the acquisition of Tramp Oil, increased business activities, and increased mark-to-market of our outstanding derivatives at year-end.

Our current liabilities, other than short-term debt, increased $131.2 million during the six months ended June 30, 2005, primarily due to increased prices in our marine segment and additional business volume in our aviation segment as well as timing of payments to suppliers. Short-term and long-term debt decreased by $9.1 million, primarily due to net repayments of $8.0 million under our syndicated revolving credit facility and a $1.1 million repayment of an acquisition promissory note.

Shareholders’ equity amounted to $206.5 million at June 30, 2005, as compared to $188.5 million at December 31, 2004. The increase in shareholders’ equity was mainly due to $16.9 million in earnings, proceeds from the exercise of stock options and amortization of unearned deferred compensation, partially offset by the declaration of dividends.

We believe that available funds from existing cash and cash equivalents and our revolving credit facility, together with cash flows generated by operations will be sufficient to fund our working capital and capital expenditure requirements for the next twelve months. Our opinions concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance (as measured by various factors including cash provided from operating activities), the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire businesses. We cannot guarantee that financing will be available when needed or desired on terms favorable to us.

Contractual obligations, commercial commitments and off-balance sheet arrangements

Our significant contractual obligations, commercial commitments, and off-balance sheet arrangements are set forth below. For additional information on any of the following and other contractual obligations, commitments, and off-balance sheet arrangements, see notes 3 and 6 to our consolidated financial statements included in this prospectus.

Contractual obligations

As of December 31, 2004, our scheduled maturities of debt, lease commitments under non-cancelable operating leases and the approximate future minimum commitments under employment agreements, excluding discretionary and performance bonuses, were as follows (in thousands):

	For the year ending December 31,
	2005	2006		2007	2008	2009	Thereafter	Total
Debt	$1,100	$50,467	(1)	$—	$—	$—	$—	$51,567
Lease commitments	2,210	2,181		1,596	1,366	591	3,024	10,968
Employment agreements	11,113	9,541		3,993	474	306	—	25,427

Total	$14,423	$62,189		$5,589	$1,840	$897	$3,024	$87,962

(1)	Our revolving credit facility expires on December 19, 2006, however, the expiration will be extended to December 19, 2010 upon the successful execution of this equity offering.

Debt. As of June 30, 2005, our debt consisted of $42.0 million in outstanding borrowings under our revolving credit facility and $0.5 million in the form of a non-interest bearing note payable issued in connection with an acquired business.

Commercial commitments

Derivatives. See “Quantitative and qualitative disclosures about market risk,” below, for a discussion of our sale commitments and derivatives.

Off-balance sheet arrangements

Letters of credit. In the normal course of business, we are required to provide letters of credit to certain suppliers. A majority of these letters of credit expire within one year from their issuance, and expired letters of credit are renewed as needed. As of June 30, 2005, we had letters of credit outstanding of $32.1 million, as compared to $37.0 million in letters of credit outstanding as of December 31, 2004. For additional information on our revolving credit facility and letters of credit, see “Liquidity and capital resources.”

Surety bonds. In the normal course of business, we are required to post bid, performance and garnishment bonds. The majority of the surety bonds posted relate to our aviation segment. As of June 30, 2005, we had approximately $18.6 million in outstanding bonds.

Recent accounting pronouncements

Accounting changes and error corrections

In May 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 changes the requirements of accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement, in the event that the accounting pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable. SFAS No. 154 also requires that a change in the method of depreciation, amortization or depletion of long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance contained in APB Opinion No. 20, “Accounting Changes” for reporting the correction of an error was carried forward in SFAS No. 154 without change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Variable interest entities

The FASB issued Interpretation FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” the provisions of which apply immediately to any variable interest entity created after January 31, 2003, apply no later than the first period ending after December 15, 2003, to special purpose corporations, and apply in the first interim period ending after March 15, 2004, to any variable interest entity created prior to February 1, 2003. This interpretation requires the consolidation of a variable interest entity by its primary beneficiary and may require the consolidation of a portion of a variable interest entity’s assets or liabilities under certain circumstances. We adopted the requirements of FIN No. 46 as of January 1, 2004. The effects of adoption were not significant. For additional information, see note 7 to our consolidated financial statements included in this prospectus.

Inventory costs

In November 2004, the FASB issued Statement of SFAS No. 151, “Inventory Costs—an amendment of Accounting Research Bulletin No. 43, Chapter 4.” This statement clarifies the requirement that abnormal inventory-related costs be recognized as current-period charges. The provisions of this statement are to be applied prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 will have a material impact on our results of operations or financial position.

Share-based compensation

In December 2004, the FASB issued a revised SFAS No. 123, “Share-Based Payment,” which was also renamed from “Accounting for Stock-Based Compensation.” Among other provisions, the revised statement requires that all share-based payments to employees be recognized in the financial statements based on their grant-date fair value. Under previous guidance, companies had the option of recognizing the fair value of share-based compensation in the financial statements or disclosing the pro forma impact of share-based compensation on the statement of income in the notes to the financial statements. In April 2005, the SEC amended Rule 4-01(a) of

Regulation S-X, which deferred the compliance date for the adoption of the revised statement to the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Consistent with the new rule, we intend to adopt the revised statement in the first quarter of 2006, and to implement it on a prospective basis. As described above, we have recognized the fair value of share-based compensation in our financial statements for all share-based compensation granted since April 2002. We do not believe the adoption of the revised statement will have a material impact on our results of operations or financial position.

American Jobs Creation Act of 2004

In December 2004, the FASB issued Staff Position, or FSP, No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004, or the Act, signed into law on October 22, 2004, provides for a special one-time tax deduction, or dividend received deduction, or DRD, of 85% of qualifying foreign earnings that are repatriated in either a company’s last tax year that began before the enactment date or the first tax year that begins during the one-year period beginning on the enactment date. FSP No. 109-2 provides entities additional time to assess the effect of repatriating foreign earnings under the Act for purposes of applying SFAS No. 109, “Accounting for Income Taxes,” which typically requires the effect of a new tax law to be recorded in the period of enactment. We will elect, if applicable, to apply the DRD to qualifying dividends of foreign earnings in our fiscal year ending December 31, 2005.

We are awaiting further clarifying guidance from the United States Treasury Department on certain provisions of the Act. Once this guidance is received, we expect to complete our evaluation of the effects of the Act during 2005. Under the limitations on the amount of dividends qualifying for the DRD of the Act, the maximum repatriation of our foreign earnings that may qualify for the special one-time DRD is approximately $136.8 million. Therefore, the range of possible amounts of qualifying dividends of foreign earnings is between zero and approximately $136.8 million. Because the evaluation is ongoing, it is not yet practical to estimate a range of possible income tax effects of potential repatriations.

Quantitative and qualitative disclosures about market risk

We enter into derivative contracts in the form of swaps and futures in order to mitigate the risk of market price fluctuations in marine and aviation fuel. The hedging relationship between the hedging instruments and hedged items must be highly effective in achieving the offset of changes in fair values or cash flows attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. Hedge accounting is discontinued prospectively if and when a hedging instrument is known to be ineffective. We assess hedge effectiveness based on total changes in the fair value of our derivative instruments. For the periods reported, such ineffectiveness has been immaterial. In addition, if we determine that it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the related hedging instrument are recognized in our results of operations immediately.

All derivatives are recognized on the balance sheet and measured at fair value. If the derivative does not qualify as a hedge under SFAS No. 133 or is not designated as a hedge (collectively “non-designated derivatives”), changes in the fair value of the derivative are recognized currently in our results of operations. If, under SFAS No. 133, the derivative qualifies for hedge accounting, it qualifies as either a “cash flow hedge” or a “fair value hedge.”

Derivative instruments qualifying as cash flow hedges are used by us to mitigate the risk of market price changes which affect our cash flows from marine and aviation segment sales and purchases. Fair value derivatives are used by us to offset the exposure to changes in the fair value of our inventory and fixed price purchase commitments.

For cash flow hedges, changes in fair value of the derivative are deferred in other comprehensive income, or OCI, to the extent the hedge is effective. Gains and losses deferred in accumulated OCI related to cash flow hedge derivatives that become ineffective remain unchanged until the related fuel is delivered.

For fair value hedges, changes in the fair value of the derivative are recognized in income along with the corresponding change in the fair value of the hedged item. Adjustments to the carrying amounts of hedged items are discontinued in instances where the related fair value hedging instrument becomes ineffective. The balance in the fair value hedge adjustment account is recognized in our results of operations, when the hedged item is sold.

Gains and losses on hedging instruments and adjustments of the carrying amounts of hedged items are included in cost of sales in the period that the item is sold. The resulting cash flows are reported as cash flows from operating activities.

Cash flow hedges

As of June 30, 2005, our cash flow hedges consisted of fixed price sales commitments, fixed price swaps and interest rate swaps. The fixed price sales commitments are used to fix the prices of future fuel sales, while the fixed price swap agreements are used to fix the prices of anticipated future fuel purchases. The interest rate swaps are used to fix our variable interest rate on borrowings under our revolving credit facility. Accordingly, changes in the fair value of these derivatives are recorded in OCI with a corresponding receivable or payable.

Fair value derivatives

As of June 30, 2005, our fair value derivatives consisted of positions in futures that are used to offset against changes in the fair value of our inventory and swap contracts with underwriters to float our fixed price purchase commitments with market prices. Changes in the fair value of these derivatives are recorded as unrealized gains or losses in cost of sales along with a related receivable or payable. Unrealized gains or losses are offset with future physical fuel sales to customers.

Non-designated derivatives

As of June 30, 2005, our non-designated derivatives consisted of swap contracts with our customers and swap and collar contracts with counterparties. As part of our price risk management services, in exchange for a fee, we offer swap contracts to our customers to fix their fuel prices while simultaneously entering into a swap contract with a counterparty with substantially the same terms and conditions to fix our fuel costs. We recognize the fee revenue when both of the swap contracts are settled. Because these contracts are back-to-back transactions, changes in the fair value of these derivatives have no impact on earnings and are recorded in prepaid expenses and other current assets and related accrued expenses and other current liabilities.

As of June 30, 2005, we had the following commodity related derivative instruments outstanding with average underlying prices that represent hedged prices of commodities at various market locations:

			Notional amount
Settlement period	Derivative instrument	Hedge strategy	Marine (metric tons)	Aviation (gallons)	Average underlying prices	Fair value asset (liability)
						(in thousands)
2005	Swap & sales commitments	Cash flow	172,810		$243.62	$3,039
	Swap & sales commitments	Cash flow	172,810		254.72	(3,039)
	Swap	Non-designated	408,350		154.45	4,761
	Swap	Non-designated	408,350		154.44	(4,761)
	Swap	Fair value derivatives	90,870		223.66	(4,304)
	Swap	Non-designated		54,833,019	114.30	15,462
	Swap	Non-designated		54,833,019	115.17	(15,462)
	Futures	Fair value derivatives		9,954,000	163.61	86

2006	Swap	Non-designated	282,120		170.24	12,511
	Swap	Non-designated	282,120		170.38	(12,511)

2007	Swap	Non-designated	19,050		23.20	299
	Swap	Non-designated	19,050		23.27	(299)

						$(4,218)

In addition to the above derivatives, as of June 30, 2005, we had interest rate swaps in the amount of $20.0 million, at a weighted average interest rate of 5.45%. This derivative was classified as a cash flow hedge and its fair value liability was $0.2 million at June 30, 2005.

Our policy is to not use fuel related derivative financial instruments for speculative purposes. For additional information, see “Derivatives” in note 1 to our consolidated financial statements included in this prospectus and “Risk factors.”

We conduct the vast majority of our business transactions in United States dollars. However, in certain markets, such as Mexico, Colombia and the United Kingdom, payments to some of our fuel suppliers and receipts from some of our customers are denominated in local currency. This subjects us to foreign currency exchange risk, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from currency exchange rate fluctuations through our regular operating and financing activities. See “Risk factors.”

Business

Overview

We are a global leader in the marketing and sale of marine and aviation fuel products and related services. We provide fuel and related services to more than 1,500 marine and 1,500 aviation customers through our 43 sales offices located in 24 countries throughout the world. We offer marine fuel and related services to a broad base of maritime customers, including international container and tanker fleets and time-charter operators, as well as to the United States and foreign governments. We offer aviation fuel and related services to major commercial airlines, second- and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and to the United States and foreign governments. We primarily buy and resell fuel to our marine and aviation customers, but we also act as a fuel broker at the request of certain of our marine customers. We compete by providing our marine and aviation customers value-added benefits including single-supplier convenience, competitive pricing, the availability of trade credit, price risk management, logistical support, fuel quality control and fuel procurement outsourcing. We have a diverse group of marine and aviation fuel suppliers ranging from large oil companies to specialized regional suppliers. We utilize these suppliers and third parties for the delivery and storage of fuel and do not own any pipelines, tanks or fuel delivery equipment.

World Fuel Services Corporation was incorporated in Florida in 1984 and commenced business as a recycler and reseller of used fuel and related products. In 1986, we diversified our operations by entering the aviation fuel services business and developing an international fuel sales operation. We entered the marine fuel services business in 1995, by acquiring the Trans-Tec group of companies. In 1999, we further expanded the marine business through the acquisition of the Bunkerfuels group of companies. We exited our original business in 2000, by selling our oil recycling subsidiaries to Dallas-based EarthCare Company, for $33 million. That same year, we also expanded our aviation business by acquiring 50% of PAFCO, an aviation fuel marketer, from Signature Flight. PAFCO currently operates as an aviation fuel sales joint venture between Signature Flight and us.

In 2001, we continued to grow the marine fuel services business by acquiring the operations of Norse Bunker, based in Oslo, Norway, and Marine Energy, in Dubai, United Arab Emirates. We acquired the Oil Shipping group of companies in 2002, thereby expanding our presence in the Singapore, Netherlands and Hong Kong markets. On April 2, 2004, we completed the acquisition of Tramp Oil, a leading independent marketer of marine fuel with 11 offices in 10 different countries.

Marine fuel services

We believe we are a leading reseller and broker of marine fuel. In addition to acting as a reseller and a broker, we provide customers fixed fuel prices in advance of delivery dates through hedging arrangements. In 2004, we resold or brokered approximately 22 million metric tons of marine fuel.

We purchase and resell marine fuel from suppliers worldwide. As a reseller of marine fuel, we typically are not subject to price risk because substantially all of our fuel purchases are made “back-to-back,” meaning that simultaneous with a customer order, we purchase fuel to satisfy the order. For approximately one-third of our marine business, we act as a broker, arranging fuel purchase contracts between suppliers and customers. For this service the we are paid a commission by the suppliers. We only maintain marine fuel inventories at three locations, all in the United Kingdom. We typically hedge these inventories against price risks.

Aviation fuel services

In our aviation fuel services business, we focus on reselling fuel to aviation customers. In addition, for certain airlines, we are paid a management fee to manage all fuel procurement on a fully outsourced basis. For our corporate customers, we also provide a number of aviation related services, including flight plans, weather reports, ground handling, flight permits and catering. In 2004 we resold approximately 1.8 billion gallons of aviation fuel.

We purchase aviation fuel from suppliers worldwide. Outside of the United States, we do not maintain aviation fuel inventories because we arrange to have fuel delivered into our customers’ aircraft directly from our suppliers. In the United States, aviation fuel is delivered to our customers directly from our suppliers or from our fuel inventories. Our fuel inventories, which in the aggregate are typically below 2% of our annual aviation sales, are held at multiple airport locations in third party storage facilities or in transit in third party pipelines. We typically hedge our pipeline inventories against price risks.

Our industry

Marine and aviation fuel markets are highly fragmented with respect to both supply and demand. Marine and aviation fuel is supplied to wholesalers and consumers by oil companies worldwide, ranging from large multi-national oil companies to specialized regional suppliers. Purchasers of marine and aviation fuel range from worldwide shipping companies and major airlines, to operators of mega-yachts and private jets. We compete with other fuel resellers, as well as major oil producers that market fuel directly to large commercial airlines and shipping companies. However, we believe many major oil producers, in an effort to reduce credit risk and marketing and administrative costs, are scaling back their commitment to downstream operations, including retail sales to marine and aviation customers. In addition, marine and aviation fuel customers, faced with the challenge of managing multiple vendor relationships in diverse locations, are increasingly relying on outsourced solutions to meet their fuel purchasing needs.

Marine and aviation fuel prices are influenced by crude oil prices, which rose 34% in 2004 and continued to rise in the first six months of 2005 to historically high levels. We believe that most consumers of marine and aviation fuel lack the expertise to purchase fuel efficiently and manage price risk effectively. As fuel prices increase, the credit exposure for suppliers increases at corresponding levels as consumers purchase fuel on credit at higher costs.

Marine

There are more than 35,000 sea-going merchant ships of the size we service in operation worldwide. We estimate that the total marine fuel market is approximately 150 million metric tons annually. The cost of marine fuel is one of the biggest ongoing costs for a ship operator.

The demand for marine fuel services is driven by the number and diversity of fuel suppliers, which make it difficult for ship operators to monitor fuel price and quality effectively. Ship operators are increasingly outsourcing fuel procurement services so they can focus on core operations and cost cutting rather than attempting to monitor volatile fuel prices and the local supply, delivery and logistical details unique to each market. Moreover, marine fuel quality varies significantly from market to market and supplier to supplier, and low quality fuel can negatively affect vessel operations. Operators are increasingly relying upon outsourcers to manage fuel quality control to minimize this risk.

Aviation

There are more than 150,000 commercial aircraft in operation worldwide. Armbrust Aviation Group estimates that the aviation industry requires approximately 60 billion gallons of aviation fuel per year. For a typical carrier, fuel is one of the highest expenses. For most passenger carriers, fuel expenses can represent 25% or more of operating costs.

The demand for aviation fuel services is driven by every segment of the aviation industry, including major commercial airlines, second- and third-tier airlines, cargo carriers, regional and low cost carriers, corporate fleets, fractional operators, private aircraft, military fleets and the United States and foreign governments. Each segment of the aviation industry is challenged by the complexities of managing fuel purchases and protecting against price volatility through hedging arrangements. Because many carriers lack the global and comprehensive expertise to manage these fuel purchasing and hedging decisions internally, a number of carriers have outsourced the fuel procurement function. Carriers (other than the major commercial airlines, military and government carriers) are also relying more and more on outsourcers because they can offer more competitive pricing by aggregating supply and demand. Major United States and foreign airlines have traditionally purchased fuel directly from suppliers domestically and in their major markets, but will often outsource fuel purchases outside of their home countries. Similarly, military and government carriers typically purchase fuel directly from national oil companies or other suppliers in their own countries, but often outsource fuel purchases internationally.

Our business strengths

Customer focused business model

We satisfy our customers’ requirements for fuel through our network of 43 offices, located in 24 countries, offering our products and services on a 24-hour basis, every day of the year. Our broad offering of fuel services allows customers to shed non-core functions and improve operating efficiency. Our ability to provide high-quality fuel to our customers in a consistent and reliable manner, combined with our wide range of services, form a comprehensive “one-stop” worldwide fuel services solution for our customers.

Aggregation of supply and demand

Our ability to aggregate multiple suppliers and multiple buyers is the fundamental strength of our business model. Suppliers benefit from our ability to aggregate the demand of multiple customers, which eliminates the need to market fuel to a highly fragmented group of fuel consumers. Suppliers also are able to reduce time spent evaluating the credit risks of individual customers since they rely on our creditworthiness. Our customers benefit from superior pricing because we are sometimes able to achieve cost savings through our high volume purchases from individual suppliers.

Strong industry knowledge

We continuously provide our customers global market intelligence and rapid access to competitively priced marine and aviation fuel at over 2,500 seaports and airports. We have professionals throughout the world dedicated to understanding local supply markets. Our integrated systems link these local market experts to our professionals in charge of customer relationships, which enables us to provide real time access to superior pricing in multiple markets. We also employ professionals with expertise in the use of derivatives to hedge price risk. We are highly skilled at helping our customers design and implement programmatic approaches to price risk management in the critical area of fuel procurement. In some instances, our marine and aviation customers completely outsource their fuel procurement function to our fuel management team, relying on our market knowledge and systems to ensure that fuel is delivered when and where it is needed. We also believe that our market knowledge allows us to be flexible so that we can quickly and efficiently reallocate resources throughout the world as necessary to satisfy customers’ needs.

Ability to extend trade credit and maintain effective credit management

We are able to extend unsecured trade credit to many of our customers, which gives us a competitive advantage over many other sellers and resellers of fuel. Absent the availability of unsecured trade credit, many of our customers would be required to prepay their purchases or post letters of credit. Our involvement in our customers’ supply chains eliminates this requirement, reduces our customers’ working capital investments and enhances their operating cash flow. We have substantial resources dedicated to analyzing and monitoring the particular credit situations of our customers. We have disciplined credit analysis processes that utilize centralized information technology systems to continuously monitor global economic conditions, suppliers and customer usage patterns. Our experienced credit personnel maintain high credit standards and ensure the overall quality of our credit portfolio.

Significant relationships and recognition with suppliers and customers

We have built strong brand recognition in our core marine and aviation fueling markets around the world with suppliers and customers. We have relationships with substantially all of the major international fuel suppliers as well as most of the smaller local and regional companies in our markets. We are also well known among marine and aviation fuel purchasers for our high quality service across a broad market and our ability to deliver in the most challenging of environments. We have had relationships with many of these customers for more than 10 years.

Our growth strategy

Continue organic growth

We intend to expand our presence into geographic markets that present significant opportunities for growth in both the marine and aviation segments. This includes entering into emerging markets by hiring knowledgeable local representation as well as increasing our penetration of existing markets. At the same time, we intend to evaluate new opportunities to add to our existing suite of products and services to capture more of our customers’ outsource spending. In addition, we plan to continue to improve our existing operations and technology systems in order to gain efficiencies and to provide the infrastructure necessary for future growth.

Expand into complementary lines of business

We continuously work to identify opportunities for growth in complementary fuel services businesses in which we can utilize our expertise in procurement and logistics. We launched a pilot program in the United States in 2003 to provide our fuel services expertise to the land-based diesel and gasoline markets. As in our marine and aviation fuel services businesses, we believe there are opportunities to aggregate fuel purchases for land based consumers that have traditionally purchased fuel directly from the oil companies throughout the United States.

Pursue selected acquisitions and other strategic transactions

We will continue to identify and pursue opportunities for acquisitions, joint ventures and other strategic relationships in new and existing markets that will enhance our position in our core marine and aviation markets or provide complementary products and services to our existing customers. In the past, we have acquired and integrated companies to enter new geographic markets, add new products and services and enhance our position in our core markets.

Facilities

As of June 30, 2005, we conducted our business from 15 aviation offices and 28 marine offices, five of which are shared. Our offices are located in 24 different countries. All of our offices are leased pursuant to lease agreements expiring at various times between 2005 and 2013.

We consider our offices and facilities to be suitable and adequate for our present needs.

Employees

As of June 30, 2005, we employed a total of 588 people worldwide, of which 197 people were employed in our marine segment, 269 people were employed in our aviation segment, and 122 people were employed in corporate.

Regulation

The principal laws and regulations affecting our businesses are as follows:

Environmental regulations

Our activities, including discontinued operations, are subject to substantial regulation by federal, state and local government agencies, inside and outside the United States, which enforce laws and regulations governing the transportation, sale, storage and disposal of fuel and the collection, transportation, processing, storage, use and disposal of hazardous substances and wastes, including waste oil and petroleum products. For example, United States federal and state environmental laws applicable to us include statutes that: (1) allocate the cost of remediating contamination among specifically identified parties, and prevent future contamination; (2) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health or welfare; (3) govern the management, treatment, storage and disposal of hazardous wastes; and (4) regulate the discharge of pollutants into waterways. International treaties also prohibit the discharge of petroleum products at sea. The penalties for violations of environmental laws include injunctive relief, recovery of damages for injury to air, water or property, and fines for non-compliance. See “Risk factors,” above, and “Legal proceedings,” below.

Taxes on fuel

Our marine and aviation segments are affected by various taxes imposed on the purchase and sale of marine and aviation fuel products. These taxes include sales, excise, goods and services taxes, value added taxes, and other taxes. We collectively refer to these taxes as transaction taxes. The transaction taxes imposed on marine and aviation fuel purchasers and sellers are also subject to various full and partial exemptions. Subject to exemptions available at the time of the transaction, in general, we pay the appropriate transaction tax to the supplier or charge the appropriate transaction tax to the customer. We continuously review our compliance with United States and foreign laws that impose transaction taxes on our operations. However, in certain cases, we may be responsible for additional transaction taxes if the customer or we do not qualify for an exemption believed to be available at the time of purchase, sale or both.

Competition

Our competitors are numerous, ranging from large multinational corporations, which have significantly greater capital resources than we have, to relatively small and specialized firms. In addition to competing with fuel resellers, we also compete with the major oil producers that market fuel directly to the large commercial airlines and shipping companies. Our business could be adversely affected because of increased competition from the larger oil companies who may choose to directly market to smaller airlines and shipping companies, or to provide less advantageous price and credit terms to us than our fuel reseller competitors.

Legal proceedings

In April 2001, Miami-Dade County, Florida filed suit against 17 defendants to seek reimbursement for the cost of remediating environmental contamination at Miami International Airport. One of our subsidiaries, PAFCO, is a defendant. We acquired a 50% interest in PAFCO from Signature Flight in December 2000. Pursuant to the PAFCO acquisition agreement, Signature Flight agreed to indemnify us for all PAFCO liabilities arising prior to the closing date. Because the contamination occurred prior to closing, we believe that the suit is covered by Signature Flight’s indemnification obligation. We have notified Signature Flight of the suit, as stipulated in the acquisition agreement. We expect Signature Flight to defend this claim on behalf of PAFCO and at Signature Flight’s expense.

Also in April 2001, Miami-Dade County sent a letter to approximately 250 potentially responsible parties, including World Fuel Services Corporation and one of our subsidiaries, advising of our potential liability for the clean-up costs of the contamination that is the subject of the suit discussed above. The county has threatened to add the potentially responsible parties as defendants in the suit, unless they agree to share in the cost of the environmental clean-up at the airport. In May 2001, we advised the county that: (1) neither we nor any of our subsidiaries were responsible for any environmental contamination at the airport, and (2) to the extent that we or any of our subsidiaries were so responsible, our liability was subject to indemnification by the county pursuant to the indemnity provisions contained in our lease agreement with the county.

The claims asserted by the county relating to environmental contamination at the airport remain pending; however, no significant developments occurred during the quarter ended June 30, 2005. We intend to vigorously defend these claims, and we believe our liability in these matters (if any) should be adequately covered by the indemnification obligations of Signature Flight as to PAFCO, and the county as to World Fuel Services Corporation and our other subsidiaries.

In July 2005, Atlantic Service Supply, S.A., or Atlantic, a Panamanian fuel barge operator, filed suit against Tramp Oil & Marine Ltd., or TOM, one of our a subsidiaries, alleging that TOM is jointly and severally liable for barging fees of approximately $1.0 million owed to Atlantic by Isthmian Petroleum Supply & Services, S.A., or Isthmian, a company utilized by TOM for the storage and delivery of fuel in Panama. In its suit, Atlantic alleges (1) that Isthmian is in breach of a barge charter agreement entered into between the two parties, (2) that Isthmian entered into the agreement as an agent on behalf of TOM, and (3) that TOM is liable, as a principal, for Isthmian’s breach of the agreement. Although TOM utilized the services of Isthmian for storage and delivery of fuel, at no time did TOM request or authorize Isthmian to enter into any agreement with Atlantic, nor did TOM request that Isthmian utilize Atlantic to provide services on its behalf. We do not believe that Isthmian acted as TOM’s agent in its dealings with Atlantic, and we do not believe we are responsible for any liabilities of Isthmian. We believe this suit is without merit and we intend to vigorously defend the action.

We may not prevail in the pending legal proceedings described above and we cannot estimate our ultimate exposure if we do not prevail. A ruling against us in certain of the pending proceedings described above could have a material adverse effect on our financial condition and results of operations.

In addition to the matters described above, we are also involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, except as set forth above, our liability, if any, under any other pending litigation or administrative proceedings, even if determined adversely, would not materially affect our financial condition or results of operations.

Management

The following persons were our executive officers and directors as of August 31, 2005.

Name	Age	Position
Paul H. Stebbins	48	Chairman of the Board and Chief Executive Officer
Michael J. Kasbar	49	President and Chief Operating Officer and Director
Robert S. Tocci	51	Executive Vice President and Chief Financial Officer
Francis X. Shea	64	Executive Vice President and Chief Risk and Administrative Officer
Michael Clementi	44	President, World Fuel Services, Inc.
Ken Bakshi	55	Director
John R. Benbow	74	Director
Richard A. Kassar	58	Director
Myles Klein	67	Director
J. Thomas Presby	65	Director
Jerome Sidel	71	Director

Paul H. Stebbins has served as our Chairman of the Board of Directors and Chief Executive Officer since July 2002. He has served as a Director of World Fuel since June 1995, and served as President and Chief Operating Officer of World Fuel from July 2000 to July 2002. From January 1995 to July 2000, Mr. Stebbins served as President and Chief Operating Officer of World Fuel Services Americas, Inc. (formerly Trans-Tec Services, Inc.), our principal subsidiary engaged in the marine fuel services business. From September 1985 to December 1994, Mr. Stebbins was an officer, shareholder, and director of Trans-Tec Services, Inc., a New York corporation, and its affiliated companies.

Michael J. Kasbar has served as a Director of World Fuel since June 1995 and as President and Chief Operating Officer since July 2002. From January 1995 to July 2002, he served as Chief Executive Officer of World Fuel Services Americas, Inc. From September 1985 to December 1994, Mr. Kasbar was an officer, shareholder, and director of Trans-Tec and its affiliated companies. Mr. Kasbar is the first cousin of Richard A. Kassar, a Director.

Robert S. Tocci was appointed Chief Financial Officer on January 13, 2005 and has served as Executive Vice President of World Fuel since April 1995. He served as President of World Fuel Services Americas, Inc. from March 2001 to January 2005. He also served as Senior Vice President and Chief Financial Officer of World Fuel from April 1988 to April 1995, and served as Treasurer from November 1988 to May 1989.

Francis X. Shea was appointed Chief Risk and Administrative Officer on January 13, 2005 and has served as Executive Vice President of World Fuel since September 2001. He served as Chief Financial Officer from July 2002 to January 2005. From September 1999 to August 2001, he served as Director and Senior Advisor for the Center for Business and Advisory Services, an affiliate of Arthur Andersen, based in Jakarta, Indonesia, that provided consulting and financial services. He served as the Jakarta, Indonesia representative of our marine fuel services subsidiaries from January 1999 to December 1999. From February 1991 to December 1994, he also served as President and Chief Operating Officer of Trans-Tec.

Michael Clementi has served as President of World Fuel Services, Inc. since April 1998. World Fuel Services, Inc. is our principal subsidiary engaged in the aviation fuel services business. From August 1994 to March 1998, he served as Senior Vice President of World Fuel Services, Inc.

Ken Bakshi has served as a Director of World Fuel since August 2002, and has been employed as Chief Executive Officer of Row 2 Technologies, a software development firm, since December 2001. Since June 2003, he has been a partner in Trishul Capital Group LLC, and Trishul Advisory Group LLC, two privately-owned equity investment companies. From July 2000 to December 2001, he was employed as Executive Vice President and Chief Operating Officer of Vistaar, Inc., an incubator of business-to-business internet based marketplaces. From 1994 to 2000, Mr. Bakshi was employed by American Home Products Company (NYSE) in various positions, and most recently served as Senior Vice President of the Global Agricultural Products Group.

John R. Benbow has served as a Director of World Fuel since 1989. Mr. Benbow has been self-employed as a construction management consultant since 2004. He served as President of Benbow & Associates, Inc., a construction management firm located in Miami, Florida, from 1988 until 2004. From December 1986 to May 1988, Mr. Benbow was employed as President of Weiner, Kane & Benbow, Inc., an investment banking and stock brokerage firm located in Miami, Florida. From May 1983 to November 1986, Mr. Benbow was employed as President of Florida National Bank, formerly a commercial bank in Miami, Florida.

Richard A. Kassar has served as a Director of World Fuel since August 2002 and has been employed as Senior Vice President and Chief Financial Officer of The Meow Mix Company since February 2002. From May 2001 to January 2002, he was self-employed as a consultant to venture capital firms, advising them primarily on the acquisition of consumer brands. From December 1999 to May 2001, Mr. Kassar was employed as Co-President and Chief Financial Officer of Global Household Brands. From 1986 to December 1999, he was employed by Chock Full O’Nuts in various positions, and most recently served as Senior Vice President and Chief Operating Officer. Mr. Kassar also serves as a Director of Velocity Express, Inc. (NASDAQ). Mr. Kassar is the first cousin of Michael J. Kasbar, the President and a Director of World Fuel.

Myles Klein has served as a Director of World Fuel since February 1995. Mr. Klein is a certified public accountant, and has been a principal in the firm of Myles Klein, P.A. since November 2004. From 1985 until 2004, Mr. Klein was a partner in the accounting firm of Klein & Barreto, P.A., in Miami, Florida. From 1971 until 1985, Mr. Klein was a partner in the international accounting and auditing firm of Grant Thornton.

J. Thomas Presby has served as a Director of World Fuel since February 2003. Mr. Presby was employed for 30 years as a partner in Deloitte & Touche Tohmatsu, or DTT, a public accounting firm, until he accepted mandatory retirement in June 2002. At the time of his retirement, Mr. Presby was serving as Deputy Chief Executive Officer of DTT, a position he held since 2001. From 1995 to 2000, Mr. Presby served as Deputy Chairman and Chief Operating Officer of DTT. Mr. Presby currently serves on the boards of directors of Tiffany & Co. (NYSE) and Turbo Chef Technologies Inc. (NASDAQ). He also serves as Chairman of the audit committees of both of these companies. He was a member of the board of directors and chairman of the audit committee of PracticeWorks (NASDAQ) from July 2002 to October 2003, when it was sold. He was also a member of the board of directors and audit committee of GreenPoint Financial Corp. (NYSE) from January 2003 to September 2004, when it merged with North Fork Bank Corporation, Inc. He is also a member of the board of directors and chairman of the audit committee of The German Marshall Fund of the USA, a not-for-profit organization.

Jerome Sidel has served as a Director of World Fuel since June 2000. He also served as a consultant to World Fuel from 1984 until 2000. Since 1998, Mr. Sidel has served as the president of New York Store Leasing Inc., a real estate company. From 1995 through 1997, Mr. Sidel served as the president of the Lexington 54th St. Association, a real estate leasing company, and as consultant to R.F. Lafferty & Co., an option brokerage firm, as well as other companies.

Security ownership of

certain beneficial owners and management

The following table sets forth information regarding the beneficial ownership of shares of our capital stock as of August 31, 2005 by:

•	each shareholder known by us to beneficially own 5% or more of our outstanding common shares;

•	our directors;

•	our chief executive officer and our four most highly compensated executive officers; and

•	all of our directors and executive officers as a group.

For purposes of the following table, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days after August 31, 2005 upon the exercise of warrants or options or upon the conversion of debentures or preferred shares. Each beneficial owner’s percentage is determined by assuming that options, warrants or conversion rights that are held by such person, but not those held by any other person, and which are exercisable within 60 days after August 31, 2005, have been exercised. Unless otherwise indicated, we believe that all persons named in this table have sole voting power and investment power over all the shares beneficially owned by them. Unless otherwise indicated, the address of each person listed in the following table is c/o World Fuel Services Corporation, 9800 N.W. 41st Street, Suite 400, Miami, Florida 33178.

Name and address	Number of shares owned(1)(2)		Options exercisable within 60 days(3)	Percent(4)
FMR Corp. 82 Devonshire Street Boston, MA 02109	3,419,600	(5)		14.8%
NFJ Investment Group, L.P. 800 Newport Center Drive Newport Beach, CA 92660	1,301,800	(6)		5.6%
Barclays Global Investors, NA 45 Fremont Street 17th Floor San Francisco, CA 94105	1,293,592	(7)		5.6%
Eastbourne Capital Management, LLC 1101 Fifth Avenue, Suite 160 San Rafael, CA 94901	1,270,400	(8)		5.5%
Ken Bakshi	13,052		35,000	*
John R. Benbow	22,208		40,000	*
Richard A. Kassar	7,000		40,000	*
Myles Klein	31,000		50,000	*
J. Thomas Presby	6,052		33,000	*
Jerome Sidel	37,125		40,000	*
Paul H. Stebbins	391,989		649,998	4.4%
Michael J. Kasbar	570,354		431,998	4.3%
Michael Clementi	40,365		166,664	*
Francis X. Shea	96,182		96,664	*
Robert S. Tocci	62,279		—	*
All directors and executive officers as a group (11 persons)	1,277,606		1,583,324	11.6%

* Less than 1%

(1)	The number of shares shown includes shares that are individually or jointly owned, shares over which the individual has either sole or shared investment or voting authority, and shares owned by members of the individual’s family that reside in the same home as the individual. This column also includes 6,000 shares each for three directors – Messrs. Bakshi, Benbow and Presby – who elected to defer the share grants issued to non-employee directors in May 2003, May 2004 and June 2005. In addition to the deferred stock, the shares shown include 52 shares for each of these three directors, representing stock units earned from cash dividends paid on the common shares that were deferred.

(2)	This column includes restricted common shares that are owned by the named executive officers and have not vested. The executives may vote the restricted shares and receive dividends thereon, but may not transfer the shares prior to vesting. The restricted shares vest at various times over a period of years ending in 2007. The named executive officers own the following number of unvested restricted shares:

Paul Stebbins	66,667
Michael Kasbar	66,667
Michael Clementi	40,365
Francis Shea	21,182
Robert Tocci	20,365

Total	215,246

(3)	This column reflects the number of shares that could be purchased pursuant to options exercisable at August 31, 2005 or within 60 days thereafter under our stock option plans.

(4)	The percentages shown are based on 23,071,373 common shares issued and outstanding on August 31, 2005, except that, in the case of individuals or groups that may acquire shares pursuant to options, the percentages are based on the 23,071,373 common shares issued and outstanding, plus the common shares which may be acquired by the individual or group pursuant to stock options exercisable within the next 60 days.

(5)	The number of shares shown is based on information disclosed, as of February 14, 2005, in a Schedule 13G/A filed with the SEC. Fidelity Management & Research Company, or Fidelity, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,981,412 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, or the Fidelity Funds. One investment company, Fidelity Low Priced Stock Fund, owns 2,432,212 shares. Fidelity Low Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d (Chairman of FMR Corp.), FMR Corp. (through its control of Fidelity), and the Fidelity Funds each has sole power to dispose of the shares owned directly by the Fidelity Funds. Neither FMR Corp. nor Edward C. Johnson, 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 438,188 common shares as a result of its serving as investment manager of certain institutional account(s). Edward C. Johnson, 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 438,188 common shares and sole power to vote or to direct the voting of 438,188 common shares owned by the institutional account(s) described above.

Members of the Edward C. Johnson, 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson is Chairman of FMR Corp. and Abigail P. Johnson is a director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders’ voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(6)	The number of shares shown is based on information disclosed, as of February 14, 2005, in a Schedule 13G/A filed with the SEC. NFJ Investment Group L.P., or NFJ, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. NFJ may be deemed the beneficial owner of common shares held for investment advisory clients or discretionary accounts. NFJ has the sole power to dispose of the shares and to vote the shares under its written guidelines.

(7)	The number of shares shown is based on information disclosed, as of February 14, 2005, in a Schedule 13G filed with the SEC. Barclays Global Investors, NA, or Barclays Global, and Barclays Global Fund Advisors, or Advisors, are banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934. Barclays Global and Advisors have sole dispositive power over 1,045,276 and 248,316 common shares, respectively. Barclays Global and Advisors have sole voting power over 875,252 and 242,028 common shares, respectively. The shares are held by the reporting entities in trust accounts for the economic benefit of the beneficiaries of those accounts.

(8)	The number of shares shown is based on information disclosed, as of February 8, 2005, in a Schedule 13G filed with the SEC. Eastbourne Capital Management, L.L.C., or Eastbourne, is an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares. Richard Jon Barry, or Barry, is the control person of Eastbourne in accordance with Rule 13d-1(b) under the Securities Exchange Act of 1934, and filed the Schedule 13G jointly with Eastbourne. Barry and Eastbourne each disclaims beneficial ownership of the common shares, except to the extent of its or his respective pecuniary interest therein. Barry and Eastbourne disclaim membership in a group, within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 with any other person or entity.

Description of capital stock

The following description of the terms of our capital stock sets forth certain general terms and provisions of our common shares. This section also summarizes relevant provisions of the Florida statutes, which we refer to as “Florida law.” The terms of our articles of incorporation and bylaws, as well as the terms of Florida law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Our capital stock consists of 50,000,000 common shares, $0.01 par value per share, and 100,000 preferred shares, $1.00 par value per share. As of August 31, 2005, we had 23,071,373 common shares outstanding. We do not have any preferred shares outstanding.

Common shares

The holders of our common shares elect all directors and are entitled to one vote per share. All shares participate equally in dividends when and as declared by our board of directors from time-to-time out of funds properly available for the payment of dividends. Subject to the liquidation rights of any outstanding preferred shares (of which there currently are none), the holders of common shares are entitled to share pro rata in the distribution of our remaining assets upon a liquidation, dissolution or winding up. The holders of common shares have no cumulative voting, preemptive, subscription, conversion, redemption, or sinking fund rights.

Preferred shares

As of the closing of this offering, no preferred shares will be outstanding. Pursuant to our articles of incorporation, our board of directors, without further action by our shareholders, is authorized to issue 100,000 preferred shares in one or more classes or series. Our board of directors may fix the rights, preferences, privileges and voting powers of the preferred shares, including dividend rights, conversion rights, redemption privileges, and preferences on liquidation or dissolution of each class or series of preferred shares. The preferred shares could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common shares. The issuance of preferred shares also could have the effect, under certain circumstances, of delaying, deferring, or preventing a change of control of our company.

Options

As of August 31, 2005, we had outstanding options to purchase an aggregate of 2,160,716 common shares with a weighted average exercise price of $10.79 per share. All outstanding options provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other similar changes in our corporate structure and shares of our capital stock.

Stock appreciation rights

As of August 31, 2005, we had 368,866 common shares reserved for issuance upon exercise with respect to outstanding stock appreciation rights, at a weighted average conversion price of $24.63 per share. All outstanding stock appreciation rights provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other similar changes in our corporate structure and shares of our capital stock.

Stock units

As of August 31, 2005, we had 18,156 common shares reserved for issuance with respect to outstanding stock units. All outstanding stock units provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other similar changes in our corporate structure and shares of our capital stock.

Anti-takeover provisions of Florida Law

We are subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the Florida Business Corporation Act or the Florida Act, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” without the approval of the holders of two-thirds of the voting shares of such corporation (excluding shares held by the interested shareholder) unless:

•	the transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An “interested shareholder” is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares.

In addition, we are subject to Section 607.0902 of the Florida Act which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the “control share acquisition.” A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

These statutory provisions may prevent takeover attempts that might result in a premium over the market price for our common shares.

Limitation of liability and indemnification

Under Section 607.0831 of the Florida Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act unless the director breached or failed to perform his duties as a director and the director’s breach of, or failure to perform, those duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit, either directly or indirectly;

•	an unlawful distribution;

•	in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or

•	in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Florida Law.

Our articles of incorporation provide that we shall, to the fullest extent permitted by law, indemnify our directors, officers, employees, and agents against claims, liabilities, damages, expenses, penalties, or amounts paid in settlement that are incurred by any such person in, or arising out of, his or her capacity as our director, officer, employee, and/or agent. Our bylaws also provide for indemnification of our officers, directors, employees and agents. In addition, we have executed indemnity agreements with each of our directors under the terms of which we agree to indemnify them against claims, liabilities, damages, expenses, penalties, and amounts paid in settlement that are incurred by any such director in, or arising out of, his service as a director.

We also maintain $40.0 million of insurance for directors and officers for liability they may incur while serving in such capacities or arising out of his or her status as such. We believe that these indemnification provisions and insurance are required to attract and retain qualified directors and executive officers.

The indemnification provisions in our articles of incorporation, our bylaws and the indemnity agreements may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer agent and registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company.

Underwriting

Subject to the terms of the underwriting agreement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to each underwriter, the number of common shares set forth opposite each underwriter’s name below. J.P. Morgan Securities Inc. is acting as the representative of the underwriters.

Underwriter	Number of shares
J.P. Morgan Securities Inc.	2,172,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	592,500
Stephens Inc.	1,185,000
LaSalle Capital Markets, a division of ABN AMRO Financial Services, Inc.	50,000

Total	4,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including, without limitation, the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters’ obligation is such that they are committed to purchase all common shares offered hereby if any of the shares are purchased, other than those shares covered by the over-allotment option described below.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional common shares from us at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common shares. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional common shares proportionate to the underwriter’s initial amount set forth in the table above.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $1.55 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions	Without over- allotment exercise	With full over- allotment exercise
Per share	$1.55	$1.55
Total	$6,200,000	$7,130,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.8 million.

The underwriters initially propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.93 per share. The underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

The offering of the common shares is made for delivery when, as and if accepted by the underwriters and subject to the prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of common shares in whole or in part.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus; provided, however, we may grant awards and options, and issue and sell our common shares, pursuant to any stock option plan, omnibus plan, or employee stock purchase plan in effect on the date hereof, and we may issue and sell additional common shares equal to up to five percent of the number of our common shares outstanding immediately after the closing of the offering in connection with a bona fide merger or acquisition transaction as long as the individuals receiving shares in the merger or acquisition transaction agree not to sell such shares for the remainder of the 90-day restricted period.

We and our directors and executive offices have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for any of our common shares (including, without limitation, common shares that may be deemed to be beneficially owned by such directors and officers in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. The exceptions referred to above permit our directors and executive officers to (a) exercise options under our existing stock option or similar plans, (b) execute cashless exercises of options, (c) dispose of shares of common stock to fund taxes payable upon option exercises, (d) sell shares of common stock as necessary to fund taxes payable upon the vesting of shares of restricted stock, (e) transfer shares of common stock to grantor retained annuity trusts, and (f) dispose of or sell up to five percent of the shares of common stock owned by each such director or officer as of the closing date of this offering. The 90-day restricted period described above will be extended if, during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representative of the underwriters waives, in writing, such extension.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of those liabilities.

Our common shares are listed on the New York Stock Exchange and trade under the symbol “INT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling our common shares in the open market for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These stabilizing transactions may include making short sales of our common shares, which involves the sale by the underwriters of a greater number of our common shares than they are required to purchase in this offering, and purchasing our common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange or otherwise.

Certain of the underwriters or their affiliates are parties to our revolving credit facility currently in place. JP Morgan Chase Bank, an affiliate of J.P. Morgan Securities, Inc., and Merrill Lynch Business Financial Services, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, are lenders under our revolving credit facility and LaSalle Bank National Association, an affiliate of LaSalle Financial Services, is a lender and the administrative agent under our revolving credit facility. JP Morgan Chase Bank, Merrill Lynch Business Financial Services, Inc. and LaSalle Bank National Association will each receive a proportionate share of the amounts repaid under our revolving credit facility with the net proceeds of this offering.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time-to-time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time-to-time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the common shares offered hereby will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by King & Spalding LLP.

Experts

The financial statements as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 and the nine months ended December 31, 2002 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in management’s report on internal control over financial reporting, as restated), as of December 31, 2004 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the company’s restatement of its financial statements as described in note 2 to the financial statements and an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can obtain additional information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings also are available to you free of charge at the SEC’s web site at http://www.sec.gov or on our website at http://www.wfscorp.com.

Our common shares are listed on the New York Stock Exchange and similar information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

We have filed a registration statement under the Securities Act with the SEC with respect to the common shares offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common shares offered by this prospectus.

Incorporation by reference

The SEC allows us to “incorporate” into this prospectus the information we periodically file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus until the termination of this offering. We also specifically incorporate by reference any such filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement.

•  Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended;

•  Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•  Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Current Reports on Form 8-K filed January 18, 2005, February 3, 2005, March 3, 2005, March 21, 2005, March 23, 2005, April 28, 2005, May 16, 2005, and June 1, 2005;

•	The information set forth under Item 4.02 of our Current Report on Form 8-K filed May 2, 2005; and

•	The description of our common shares contained in our registration statement on Form 8-A filed on October 7, 1986.

Upon written or oral request, we will provide free of charge a copy of the documents we incorporate by reference to each person, including any beneficial owner of our common shares, to whom a copy of this prospectus is delivered. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

World Fuel Services Corporation

9800 N.W. 41st Street, Suite 400

Miami, Florida 33178

Telephone: (305) 428-8000

*	Our consolidated statements of income and our consolidated statements of cash flows for the year ended December 31, 2002 are unaudited.

Management’s report on internal

control over financial reporting (as restated)

The management of World Fuel Services Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management’s assessment identified the following three material weaknesses:

1) As of December 31, 2004, the Company did not maintain effective controls over the recognition of revenue and cost of sales in the appropriate accounting period. Specifically, the Company was recognizing revenue and cost of sales when supporting documentation relating to fuel deliveries and related services had been received from third parties utilized by the Company to provide fuel and related services rather than at the time fuel deliveries were made and related services were performed as required by generally accepted accounting principles. This control deficiency resulted in the restatement of the Company’s financial statements for the year ended December 31, 2003, the nine months ended December 31, 2002, the interim financial statements for the four quarters in the year ended December 31, 2003, the interim financial statements for the first three quarters in the year ended December 31, 2004, and audit adjustments to the fourth quarter 2004 financial statements. Additionally, this control deficiency could result in a misstatement of revenue and cost of sales that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

2) As of December 31, 2004, the Company did not maintain effective controls over the accounting and financial reporting of its inventory derivative program. Specifically, the Company did not maintain effective controls to ensure the accuracy and presentation and disclosure of inventory derivative instruments. This control deficiency resulted in the restatement of the interim financial statements for the four quarters in the year ended December 31, 2003, the interim financial statements for the first three quarters in the year ended December 31, 2004, and an adjustment to the fourth quarter 2004 financial statements due to the incorrect accounting for inventory derivative instruments. Additionally, this control deficiency could result in a misstatement of inventory derivative instruments that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

3) As of December 31, 2004, the Company did not maintain effective controls over the presentation in the statement of cash flows of borrowings and repayments under the Company’s revolving credit facility. Specifically, the Company did not present such borrowings and payments on a gross basis. This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2004 and 2003 and the nine months ended December 31, 2002, including interim financial statements for 2004 and 2003. Additionally, this control deficiency could result in a misstatement of the borrowings and repayments under the Company’s revolving credit facility in the statement of cash flows that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria in Internal Control – Integrated Framework.

Management had previously concluded that the Company did not maintain effective internal control over financial reporting because of the existence of the material weaknesses described in 1) and 2) above. In connection with the restatement of the Company’s consolidated financial statements described in Note 2b) to the consolidated financial statements, management has determined that the material weakness described in 3) above also existed as of December 31, 2004. Accordingly, management has restated this report.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report appearing on pages F-4 through F-6 of this prospectus.

Report of independent registered certified

public accounting firm

To the Stockholders and Board of Directors

of World Fuel Services Corporation:

We have completed an integrated audit of World Fuel Services Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its December 31, 2003 and nine months ended December 31, 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of World Fuel Services Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 and the nine months ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company has restated its consolidated financial statements for the years ended December 31, 2004 and 2003, and for the nine months ended December 31, 2002.

Internal control over financial reporting

Also, we have audited management’s assessment, included in the restated Management’s Report on Internal Control Over Financial Reporting appearing on pages F-2 and F-3 of this prospectus, that World Fuel Services Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective controls over (i) revenue and cost of sales recognition, (ii) its inventory derivative program, and (iii) presentation in the statement of cash flows of borrowings and repayments under the Company’s revolving credit facility, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following three material weaknesses have been identified and included in management’s assessment.

1) As of December 31, 2004, the Company did not maintain effective controls over the recognition of revenue and cost of sales in the appropriate accounting period. Specifically, the Company was recognizing revenue and cost of sales when supporting documentation relating to fuel deliveries and related services had been received from third parties utilized by the Company to provide fuel and related services rather than at the time fuel deliveries were made and related services were performed as required by generally accepted accounting principles. This control deficiency resulted in the restatement of the Company’s financial statements for the year ended December 31, 2003, the nine months ended December 31, 2002, the interim financial statements for the four quarters in the year ended December 31, 2003, the interim financial statements for the first three quarters in the year ended December 31, 2004, and audit adjustments to the fourth quarter 2004 financial statements. Additionally, this control deficiency could result in a misstatement of revenue and cost of sales that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

2) As of December 31, 2004, the Company did not maintain effective controls over the accounting and financial reporting of its inventory derivative program. Specifically, the Company did not maintain effective controls to ensure the accuracy and presentation and disclosure of inventory derivative instruments. This control deficiency resulted in the restatement of the interim financial statements for the four quarters in the year ended December 31, 2003, the interim financial statements for the first three quarters in the year ended December 31, 2004, and an adjustment to the fourth quarter 2004 financial statements due to the incorrect accounting for inventory derivative instruments. Additionally, this control deficiency could result in a misstatement of inventory derivative instruments that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

3) As of December 31, 2004, the Company did not maintain effective controls over the presentation in the statement of cash flows of borrowings and repayments under the Company’s revolving credit facility. Specifically, the Company did not present such borrowings and payments on a gross basis. This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2004 and 2003 and the nine months ended December 31, 2002, including interim financial statements for 2004 and 2003. Additionally, this control deficiency could result in a misstatement of the borrowings and repayments under the Company’s revolving credit facility in the statement of cash flows that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that World Fuel Services Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, World Fuel Services Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

Management and we previously concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the material weaknesses described in 1) and 2) above. In connection with the restatement of the Company’s consolidated financial statements described in Note 2b) to the consolidated financial statements, management has determined that the material weakness described in 3) above also existed as of December 31, 2004. Accordingly, management and we have restated our respective reports on internal control over financial reporting to include this additional material weakness.

Miami, Florida

March 31, 2005, except for the restatement described in Note 2b) to the consolidated financial statements and the matter described in the penultimate paragraph of Management’s Report on Internal Control Over Financial Reporting, as to which the date is May 5, 2005.

World Fuel Services Corporation and Subsidiaries

Consolidated balance sheets

(In thousands, except share and per share data)

	As of December 31,
	2004	2003
		Restated
Assets
Current assets:
Cash and cash equivalents	$64,178	$76,256
Accounts and notes receivable, net of allowance for bad debts of $11,277 and $10,538 at December 31, 2004 and 2003, respectively	490,780	243,612
Inventories	40,901	14,847
Prepaid expenses and other current assets	52,209	19,948

Total current assets	648,068	354,663

Property and equipment:
Leasehold and improvements	2,577	2,022
Office equipment, furniture, computer equipment and software	16,637	14,606

	19,214	16,628
Accumulated depreciation and amortization	(12,122)	(9,665)

	7,092	6,963

Other:
Goodwill, net of amortization of $3,565 at December 31, 2004 and 2003	42,347	36,860
Identifiable intangible asset, net of amortization of $1,914 and $736 at December 31, 2004 and 2003, respectively	7,486	1,104
Other assets	7,178	1,260

	$712,171	$400,850

Liabilities
Current liabilities:
Short-term debt	$1,100	$1,600
Accounts payable	385,243	213,945
Customer deposits	36,476	6,320
Accrued salaries and wages	10,652	9,687
Income taxes payable	6,015	4,423
Accrued expenses and other current liabilities	27,499	10,620

Total current liabilities	466,985	246,595

Long-term liabilities:
Long-term debt	50,467	1,936
Deferred compensation and other long-term liabilities	6,216	2,601

	523,668	251,132

Commitments and contingencies

Stockholders’ Equity
Preferred stock, $1.00 par value; 100,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized, 25,530,000 shares issued at December 31, 2004 and 2003	255	255
Capital in excess of par value	44,424	34,545
Retained earnings	159,496	134,315
Unearned deferred compensation	(4,369)	(2,788)
Treasury stock, at cost; 2,684,000 and 3,946,000 shares at December 31, 2004 and 2003, respectively	(11,303)	(16,609)

	188,503	149,718

	$712,171	$400,850

The accompanying notes are an integral part of these consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Consolidated statements of income

(In thousands, except earnings per share data)

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
		Restated	Restated (Unaudited)	Restated
Revenue	$5,654,373	$2,671,557	$1,904,365	$1,551,707
Cost of sales	(5,524,417)	(2,570,434)	(1,820,538)	(1,488,587)

Gross profit	129,956	101,123	83,827	63,120

Operating expenses:
Salaries and wages	(51,849)	(38,820)	(31,456)	(23,458)
Executive severance charges	—	—	(4,492)	(4,492)
Provision for bad debts	(4,338)	(6,281)	(2,866)	(2,182)
Other	(36,793)	(28,680)	(24,986)	(18,977)

	(92,980)	(73,781)	(63,800)	(49,109)

Income from operations	36,976	27,342	20,027	14,011

Other (expense) income, net:
Interest income	984	823	1,547	1,227
Interest expense	(1,635)	(310)	(602)	(389)
Earnings from aviation joint ventures, net	—	493	413	310
Settlement charge	—	—	(1,577)	(1,577)
Other, net	(797)	(378)	(1,707)	(1,601)

	(1,448)	628	(1,926)	(2,030)

Income from operations before income taxes	35,528	27,970	18,101	11,981
Provision for income taxes	(6,969)	(5,809)	(3,948)	(1,934)

Net income	$28,559	$22,161	$14,153	$10,047

Basic earnings per share	$1.29	$1.04	$0.68	$0.48

Weighted average shares—basic	22,104	21,234	20,898	20,936

Diluted earnings per share:	$1.22	$0.99	$0.65	$0.46

Diluted weighted average shares	23,454	22,338	21,790	21,800

The accompanying notes are an integral part of these consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Consolidated statements of stockholders’ equity

(In thousands, except share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Unearned Compensation	Treasury Stock		Total
	Shares	Amount				Shares	Amount
Balance at March 31, 2002 as previously reported	25,530,000	$255	$29,564	$106,841	$(116)	4,776,000	$(20,105)	$116,439
Effect of restatement (see Note 2)	—	—	—	877	—	—	—	877

Balance at March 31, 2002 as restated	25,530,000	255	29,564	107,718	(116)	4,776,000	(20,105)	117,316
Net income, as restated	—	—	—	10,047	—	—	—	10,047
Cash dividends declared	—	—	—	(2,379)	—	—	—	(2,379)
Issuance of restricted stock	—	—	1,112	—	(1,918)	(192,000)	806	—
Issuance of stock options	—	—	215	—	(215)	—	—	—
Amortization of unearned deferred compensation	—	—	—	—	363	—	—	363
Exercise of stock options, including income tax benefit of $475	—	—	1,531	—	—	(434,000)	1,824	3,355
Other	—	—	46	—	—	(8,000)	34	80

Balance at December 31, 2002 as restated	25,530,000	255	32,468	115,386	(1,886)	4,142,000	(17,441)	128,782
Net income, as restated	—	—	—	22,161	—	—	—	22,161
Cash dividends declared	—	—	—	(3,232)	—	—	—	(3,232)
Issuance of restricted stock	—	—	388	—	(652)	(62,000)	264	—
Issuance of stock options	—	—	1,175	—	(1,175)	—	—	—
Amortization of unearned deferred compensation	—	—	—	—	925	—	—	925
Exercise of stock options, including income tax benefit of $196	—	—	388	—	—	(126,000)	534	922
Other	—	—	126	—	—	(8,000)	34	160

Balance at December 31, 2003 as restated	25,530,000	255	34,545	134,315	(2,788)	3,946,000	(16,609)	149,718
Net income	—	—	—	28,559	—	—	—	28,559
Cash dividends declared	—	—	—	(3,378)	—	—	—	(3,378)
Issuance of restricted stock	—	—	2,586	—	(3,249)	(158,000)	663	—
Issuance of stock options	—	—	164	—	(164)	—	—	—
Amortization of unearned deferred compensation	—	—	—	—	1,708	—	—	1,708
Exercise of stock options, including income tax benefit of $4,517	—	—	6,556	—	—	(1,080,000)	4,545	11,101
Other	—	—	573	—	124	(24,000)	98	795

Balance at December 31, 2004	25,530,000	$255	$44,424	$159,496	$(4,369)	2,684,000	$(11,303)	$188,503

The accompanying notes are an integral part of these consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Consolidated statements of cash flows

(In thousands)

	For the Year ended December 31,			For the Nine Months Ended December 31, 2002
	2004	2003	2002
	Restated	Restated	Restated (Unaudited)	Restated
Cash flows from operating activities:
Net income	$28,559	$22,161	$14,153	$10,047

Adjustments to reconcile net income to net cash (used in) provided by operating activities—
Provision for bad debts	4,338	6,281	2,866	2,182
Depreciation and amortization	3,596	3,830	2,865	2,222
Inventory write-down associated with the exiting of the Panamanian market	2,134	—	—	—
Deferred income tax provision (benefit)	661	3,240	(2,124)	(568)
Earnings from aviation joint ventures, net	—	(493)	(413)	(310)
Settlement charges	—	—	1,577	1,577
Unearned compensation amortization	1,708	925	506	363
Other non-cash operating charges	362	360	292	228
Changes in assets and liabilities, net of acquisitions
Accounts and notes receivable	(156,141)	(37,315)	(74,477)	(53,706)
Inventories	(18,293)	(11,796)	(505)	(1,614)
Prepaid expenses and other current assets	(31,413)	2,477	(8,229)	(7,509)
Other assets	(14)	67	(566)	157
Accounts payable	91,651	35,330	66,664	44,272
Customer deposits	29,486	1,056	1,126	1,445
Accrued salaries and wages	(36)	3,976	537	(853)
Income taxes payable	226	1,257	1,819	(789)
Accrued expenses and other current liabilities	10,709	(5,967)	12,421	10,802
Deferred compensation and other long-term liabilities	3,682	1,341	(1,469)	(1,712)

Total adjustments	(57,344)	4,569	2,890	(3,813)

Net cash (used in) provided by operating activities	(28,785)	26,730	17,043	6,234

Cash flows from investing activities:
Capital expenditures	(2,398)	(3,267)	(3,213)	(2,755)
Acquisition of business, net	3,587	—	(5,461)	—

Net cash provided by (used in) investing activities	1,189	(3,267)	(8,674)	(2,755)

Cash flows from financing activities:
Dividends paid on common stock	(3,350)	(3,182)	(3,136)	(2,351)
Borrowings under revolving credit facility	285,000	32,000	10,000	10,000
Repayments under revolving credit facility	(235,000)	(32,000)	(10,000)	(10,000)
Repayment of promissory notes	(2,100)	(2,527)	(3,444)	(2,904)
Repayment of debt assumed from acquired business	(35,347)	—	(1,500)	(1,500)
Proceeds from exercise of stock options	6,315	726	3,286	2,880
Purchases of treasury stock	—	—	(1,978)	—

Net cash provided by (used in) financing activities	15,518	(4,983)	(6,772)	(3,875)

Net (decrease) increase in cash and cash equivalents	(12,078)	18,480	1,597	(396)
Cash and cash equivalents, at beginning of period	76,256	57,776	56,179	58,172

Cash and cash equivalents, at end of period	$64,178	$76,256	$57,776	$57,776

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Consolidated statements of cash flows — (continued)

(In thousands)

	For the Year ended December 31,			For the Nine Months Ended December 31, 2002
	2004	2003	2002
			(Unaudited)
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$1,668	$404	$893	$761

Income taxes	$8,786	$6,155	$7,629	$6,749

We paid cash and issued promissory notes and equity securities in connection with certain acquisitions of businesses accounted for under the purchase method for the years ended December 31, 2004 and 2002. There were no acquisitions for the year ended December 31, 2003 or for the nine months ended December 31, 2002. The following reconciles the fair values of the assets acquired, liabilities assumed, the promissory notes issued, and the equity securities issued with net cash received (paid):

	For the Year ended December 31,			For the Nine Months Ended December 31, 2002
	2004	2003	2002
			(Unaudited)
Accounts receivable	$(97,603)	$—	$(18,754)	$—
Inventory	(9,895)	—	—	—
Prepaid fuel and expenses, VAT and other taxes receivable and other current liabilities	(554)	—	(232)	—
Property and equipment	(149)	—	—	—
Identifiable intangible assets	(7,560)	—	(1,840)	—
Goodwill	(5,487)	—	(4,292)	—
Short-term debt	35,347	—	1,500	—
Promissory notes, short-term portion	—	—	952	—
Accounts payable	79,647	—	14,666	—
Accrued expenses and other current liabilities and excise, payroll and other taxes payable	6,155	—	462	—
Customer deposits	670	—	—	—
Accrued salaries and wages	1,001	—	—	—
Income tax payable	1,262	—	29	—
Promissory notes, long-term portion	—	—	2,048	—
Equity securities issued	753	—	—	—

Cash received (paid)	$3,587	$—	$(5,461)	$—

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Consolidated statements of cash flows — (continued)

Supplemental Schedule of Noncash Investing and Financing Activities

Cash dividends declared, but not yet paid, totaled $855 thousand and $828 thousand are included in accrued expenses and other current liabilities as of December 31, 2004 and 2003, respectively.

For the construction of our corporate office in 2002 and 2003, we received an office construction allowance totaling $799 thousand from our landlord. We recorded the office construction allowance as Leasehold and improvements with a related deferred rental credit, which was included in Long-term liabilities. As of December 31, 2004, unamortized deferred rental credits relating to the construction allowance plus reimbursement of certain equipment purchases from our landlord, and the recognition of the total lease obligation on a straight-line basis, amounted to $1.1 million. These deferred charges are amortized into rental expense on a straight-line basis over the lease period.

In connection with the acquisition of businesses, we issued interest and non-interest bearing promissory notes amounting to $5.0 million, in the aggregate, after discounting the non-interest bearing promissory note at 5%, in January 2002 and April 2001. See Notes 1 and 3 to the consolidated financial statements for additional information.

In April 2004 and January 2002, we assumed short-term debt of $35.3 million and $1.5 million, respectively, in connection with the acquisition of businesses. See Notes 1 and 3 to the consolidated financial statements for additional information.

In connection with the restricted common stock and options grants, based on the fair value of the awards, we recorded Unearned deferred compensation of $1.7 million, $1.8 million and $2.1 million for the years ended December 31, 2004, December 31, 2003 and 2002, respectively, and $2.1 million for the nine months ended December 31, 2002. Unearned deferred compensation is being amortized over the minimum vesting period of each individual award. See Note 5 to the consolidated financial statements for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated financial statements

1. Nature of business, recent acquisitions and significant accounting policies

Nature of business

World Fuel Services Corporation was incorporated in Florida in July 1984 and we market fuel and related services to marine and aviation customers throughout the world. In our marine fuel services business, we offer marine fuel and related services to a broad base of customers, including international container and tanker fleets, and time-charter operators, as well as to the United States and foreign governments. In our aviation fuel services business, we offer aviation fuel and related services to passenger, cargo and charter airlines, as well as to corporate customers and the United States and foreign governments. We provide competitive prices, credit terms, fuel management and price risk management services, and single-supplier convenience. We also offer flight plans and weather reports to our corporate aviation customers.

In August 2002, we changed our fiscal year-end from March 31st to a calendar year-end of December 31st. We initiated this change so we could be more directly comparable to other public companies that use a calendar year for their fiscal year. This change was first effective with respect to the nine months ended December 31, 2002. The results for the calendar year ended December 31, 2002, presented for comparative purposes in this prospectus are unaudited. The 2002 calendar year results combined the audited results for the nine months ended December 31, 2002 and the unaudited results for the three months ended March 31, 2002, and no adjustments were made to the historical results.

Recent acquisitions

In April 2001 and January 2002, we acquired the stock of Marine Energy Arabia Establishment Ltd., a British Virgin Islands (“BVI”) corporation, and the Oil Shipping group of companies, respectively. Both of these companies sell and market marine fuel services. The aggregate purchase price of these acquisitions was $13.6 million, including $175 thousand in acquisition costs. The aggregate purchase price consisted of $8.6 million in cash and the remainder in promissory notes. The promissory notes consisted of a $2.0 million note bearing interest at 7%, payable annually through April 2003, and a $3.3 million non-interest bearing note, which was discounted to $3.0 million using an interest rate of approximately 5%, payable annually over three years through January 2005. Both of these acquisitions were accounted for as purchases and the results of the acquired businesses have been included in our operating results since their respective dates of acquisition. Goodwill, representing the cost in excess of net assets acquired, for these acquisitions totaled $9.4 million. At the date of our January 2002 acquisition, we identified an intangible asset of approximately $1.8 million, relating to customer relations. This intangible asset is being amortized over five years using the straight-line method.

The BVI company sells and markets marine fuel services through Marine Energy Arabia Co, LLC, a United Arab Emirates (“Dubai”) corporation. The BVI company owns 49% of the Dubai company. In accordance with local laws, the Dubai entity is 51% owned by a Dubai citizen, referred to as a Sponsor. The Dubai company, pursuant to a management contract, is required to pay for the staff and administrative support provided by the BVI entity. Our BVI subsidiary has entered into various agreements with the Dubai Sponsor to prevent an unauthorized ownership transfer and

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

to effectively grant majority control of the Dubai entity to our BVI subsidiary. Accordingly, the financial position and operations of the Dubai entity have been included in our consolidated financial statements.

Acquisitions in our marine segment continued in April 2004 when we acquired all of the outstanding shares (the “THL Shares”) of Tramp Holdings Limited (“THL”) and the shares of Tramp Group Limited, a subsidiary of THL, which were not otherwise held by THL (the “TGL Shares”), to expand our worldwide marine fuel services business. The aggregate purchase price for the THL Shares and the TGL Shares was approximately $86.1 million, including acquisition costs of approximately $1.2 million. The aggregate purchase price consisted of $85.4 million in cash and $753 thousand in the form of restricted common stock, representing approximately 38 thousand shares and valued using the market value of our common stock on the acquisition date. The acquisition of Tramp Oil, which primarily offers fuel and fuel services, was accounted for under the purchase method. Accordingly, the operations of Tramp Oil have been included in our operating results since April 2004. At acquisition date, we identified an intangible asset relating to customer relations of $7.6 million, which is being amortized over seven years using the straight-line method. Goodwill, representing the cost in excess of the fair value of assets acquired and liabilities assumed for this acquisition, amounted to $5.5 million. Included in the fair value of assets acquired was approximately $90.0 million in cash, accordingly, the acquisition of Tramp Oil resulted in a net cash inflow of approximately $3.6 million.

The following presents the unaudited pro forma results of operations for the years ended December 31, 2004 and 2003 as if the Tramp Oil acquisition had been completed as of January 1, 2004 and 2003, respectively (in thousands, except per share data):

	For the Year ended December 31,
	2004	2003
	(Pro Forma)	(Pro Forma)

Revenue	$5,912,875	$3,712,745
Net income	$27,822	$25,875

Earnings per share:
Basic	$1.26	$1.22
Diluted	$1.19	$1.16

The pro forma results of operations for the year ended December 31, 2004 reflect Tramp Oil’s net loss of $737 thousand for the three months ended March 31, 2004, which was primarily related to the recording of charges incurred by Tramp Oil in connection with the sale of the company.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Significant accounting policies

Basis of consolidation

The accompanying consolidated financial statements and related notes to the consolidated financial statements include our accounts and those of our majority owned or controlled subsidiaries, after elimination of all significant intercompany accounts, transactions, and profits. Investments in non-majority controlled subsidiaries representing ownership of at least 20%, but less than or equal to 50%, are accounted for under the equity method.

Prior to January 1, 2004, we used the equity method of accounting to record our share of the earnings and losses of our PAFCO aviation joint venture. In addition, the amortized interest expense on the non-interest bearing promissory note was also included in net earnings from aviation joint venture. Effective January 1, 2004, with the implementation of the Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (“FIN No. 46”), we consolidated PAFCO’s financial position and results of operations, after elimination of all significant intercompany accounts, transactions and profits.

Cash and cash equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of purchase. Our cash equivalents consist principally of bank repurchase agreements, bank money market accounts, bank time deposits, and commercial paper rated A1P1.

Accounts and notes receivable and allowance for bad debts

Credit extension, monitoring and collection are performed by each of our business segments. Each segment has a credit committee. The credit committees are responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to many of our customers. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. We had accounts and notes receivable of $490.8 million and $243.6 million, net of allowance for bad debts of $11.3 million and $10.5 million, as of December 31, 2004 and 2003, respectively. Accounts and notes receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The following table sets forth activities in our allowance for bad debts (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
			(Unaudited)
Balance at beginning of period	$10,538	$11,112	$11,001	$11,012
Charges to provision for bad debts	4,338	6,281	2,866	2,182
Write-off of uncollectible accounts receivable	(3,683)	(6,924)	(3,153)	(2,473)
Recoveries of bad debts	84	69	398	391

Balance at end of period	$11,277	$10,538	$11,112	$11,112

For additional information on Accounts and notes receivable and allowance for bad debts in our marine and aviation segments, see “Business Segments” in Note 9.

Inventories

Inventories are valued using average cost and are stated at the lower of cost or market. Components of inventory cost include fuel purchase costs, the related transportation costs and storage fees.

Derivatives

We enter into derivative contracts in the form of swaps and futures in order to mitigate the risk of market price fluctuations in marine and aviation fuel. All derivatives are recognized on the balance sheet and measured at fair value. If the derivative does not qualify as a hedge under SFAS No. 133 or is not designated as a hedge, changes in the fair value of the derivative are either recognized in income along with the corresponding change in fair value of the item being hedged for fair-value hedges or deferred in other comprehensive income (“OCI”) to the extent the hedge is effective for cash flow hedges. To qualify for hedge accounting, the derivative must qualify as either a fair-value or cash flow hedge.

The hedging relationship between the hedging instruments and hedged items must be highly effective in achieving the offset of changes in fair values or cash flows attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. We measure hedge effectiveness on a quarterly basis. For the periods reported, such ineffectiveness has been immaterial. Hedge accounting is discontinued prospectively if and when a hedging instrument becomes ineffective. We assess hedge effectiveness based on total changes in the fair value of our derivative instruments. Gains and losses deferred in accumulated OCI related to cash flow hedge derivatives that become ineffective remain unchanged until the related fuel is delivered.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Adjustment to the carrying amounts of hedged items is discontinued in instances where the related fair value hedging instrument becomes ineffective. The balance in the fair value hedge adjustment account is recognized in income when the hedged item is sold. If we determine that it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the related hedging instrument are recognized in earnings immediately.

Gains and losses on hedging instruments and adjustments of the carrying amounts of hedged items are included in revenues and are included in realized prices in the period that the item is sold. Gains and losses on hedging instruments which represent hedge ineffectiveness and gains and losses on derivative instruments which do not qualify for hedge accounting are included in revenue in the period which they occur. The resulting cash flows are reported as cash flows from operating activities.

Derivative instruments designated as cash flow hedges are used by us to mitigate the risk of variability in cash flows from marine and aviation fuel sales and purchases due to changes in market prices. Fair value derivatives are used by us to offset the exposure to changes in the fair value of our inventory.

Cash flow hedges

As of December 31, 2004, our cash flow hedges consisted of fixed price sales commitments (an “All-in-One” hedge) and fixed price swaps. The fixed price sales commitments are used to fix the prices of future fuel sales, while the fixed price swap agreements are used to fix the prices of anticipated future fuel purchases. Accordingly, changes in fair value of these derivatives fully offset in OCI and are recorded in prepaid expenses and other current assets and related accrued expenses and other current liabilities.

Fair value derivatives

As of December 31, 2004, our fair value derivatives consisted of positions in futures that are used to offset against changes in the fair value of our inventory. Changes in the fair value of the derivative are recorded in revenue and prepaid expenses and other current assets.

Non-designated derivatives

As of December 31, 2004, our non-designated derivatives consisted of swap contracts with our customers and swap and collar contracts with counterparties. As part of our price risk management services, we offer swap contracts to our customers to fix their fuel prices and simultaneously we enter into a swap contract with a counterparty with substantially the same terms and conditions, and for this, we earn a fee. We recognize the fee revenue when both of the swap contracts are settled. Because these contracts are back-to-back transactions, changes in the fair value of these derivatives have no impact on earnings and are recorded in prepaid expenses and other current assets and related accrued expenses and other current liabilities.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

As of December 31, 2004 we had the following commodity related derivative instruments outstanding with average underlying prices that represent hedged prices of commodities at various market locations:

			Notional Amount		Average Underlying Prices	Fair Value Asset (Liability)
Settlement Period	Derivative Instrument	Hedge Strategy	Marine (metric tons)	Aviation (gallons)
						(In thousands)
2005	Swap	Cash flow	75,000		$157.13	$755
	Sales commitments	Cash flow	75,000		170.19	(755)
	Sales commitments	Cash flow	114,840		161.91	1,341
	Swap	Cash flow	114,840		162.49	(1,341)
	Swap	Non-designated	70,040		165.98	1,245
	Swap	Non-designated	70,040		168.16	(1,245)
	Swap	Non-designated	151,824		182.35	2,738
	Swap	Non-designated	151,824		181.07	(2,738)
	Swap	Non-designated		37,186,210	141.99	625
	Swap	Non-designated		37,186,210	142.88	(625)
	Swap	Non-designated		36,114,000	140.39	2,810
	Swap	Non-designated		36,114,000	138.76	(2,810)
	Futures	Fair value		4,662,000	125.26	125
	Futures	Fair value		210,000	123.06	(3)

2006	Swap	Non-designated	7,200		152.40	80
	Swap	Non-designated	7,200		152.70	(80)
	Swap	Non-designated	24,000		159.00	468
	Swap	Non-designated	24,000		158.00	(468)

2007	Swap	Non-designated	2,500		147.32	40
	Swap	Non-designated	2,500		147.75	(40)

						$122

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Years
Leasehold and improvements	5 – 10
Office equipment, furniture, computer equipment and software	3 – 7

Costs of major additions and improvements, including appropriate interest, are capitalized and expenditures for maintenance and repairs, which do not extend the life of the asset, are

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Computer software costs, including website development costs, are accounted for under Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and Emerging Issues Task Force (“EITF”) Issue No. 00-2, “Accounting for Web Site Development Costs.” SOP 98-1 established criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. EITF Issue No. 00-2 states that the accounting for specific web site development costs should be based on a model consistent with SOP 98-1. As of December 31, 2004 and 2003, capitalized computer software costs, including web site development costs, amounted to $1.5 million and $928 thousand, net of accumulated amortization of $5.8 million and $4.8 million, respectively.

Goodwill and identifiable intangible assets

Goodwill represents our cost in excess of net assets, including identifiable intangible assets, of the acquired companies and the PAFCO aviation joint venture. The identifiable intangible assets for customer relations existing at the date the acquisitions were recorded and are being amortized over their useful lives of five to seven years. We account for goodwill and identifiable intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Among other provisions, SFAS No. 142 states that goodwill shall not be amortized prospectively. Accordingly, no goodwill amortization was recorded subsequent to the adoption of SFAS No. 142 in April 2001. We recorded amortization of our identifiable intangible asset of $1.2 million for the year ended December 31, 2004, $368 thousand for the years ended December 31, 2003 and 2002, and $276 thousand for the nine months ended December 31, 2002. The future estimated amortization of our identifiable intangible assets is as follows (in thousands):

For the Year ending December 31,
2005	$1,448
2006	1,448
2007	1,080
2008	1,080
2009	1,080
Thereafter	1,350

$7,486

In accordance with SFAS No. 142, goodwill must be reviewed annually (or more frequently under certain circumstances) for impairment. The initial step of the goodwill impairment test compares

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

the fair value of a reporting unit with its carrying amount, including goodwill. Based on results of these comparisons as of December 31, 2004, goodwill in each of our reporting units is not considered impaired. Accordingly, no impairment charges were recognized.

Revenue recognition

Revenue is recognized when fuel deliveries are made and title passes to the customer, or as fuel related services are performed.

Income taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized in future periods. As of December 31, 2004, we have not recorded a valuation allowance.

Foreign currency

Our primary functional currency is the U.S. dollar, which also serves as our reporting currency. Our foreign entities translate their monetary assets and liabilities, denominated in foreign currencies, at fiscal year-end exchange rates while non-monetary assets and liabilities, denominated in foreign currencies, are translated at historical rates. Income and expense accounts, denominated in foreign currencies, are translated at the average rates in effect during the year, except for depreciation which was translated at historical rates. Unrealized foreign currency gains and losses relating to the translation of foreign entities’ assets, liabilities, income, and expense are included in other, net in the accompanying consolidated statements of income, in the period incurred. Some of our aviation fuel purchases are denominated in local currency. Realized foreign currency exchange gains and losses on transactions are included in other, net in the accompanying consolidated statements of income, in the period incurred. The following table identifies the unrealized and realized foreign currency gains and losses included in other, net in the accompanying consolidated statements of income (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
			(Unaudited)
Unrealized foreign currency losses, net	$(542)	$(592)	$(1,177)	$(1,234)

Realized foreign currency (losses) gains, net	$(84)	$70	$(519)	$(364)

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Stock split

On January 20, 2005, we announced a two-for-one split of our common stock. The additional shares issued pursuant to the stock split were distributed on February 15, 2005 to stockholders of record as of February 1, 2005. In connection with the stock split, on January 31, 2005, our Board of Directors approved an increase in World Fuel’s authorized common stock from 25 million shares to 50 million shares. Stockholders’ equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying the par value of the additional shares arising from the split from capital in excess of par value to common stock. All references in the financial statements and notes to number of shares and per share amounts reflect the increase in the number of common stock authorized for issuance and the stock split.

Comprehensive income

The only significant item effecting other comprehensive income (“OCI”) relates to derivatives, which had no material impact on OCI, and, thus, net income was equal to comprehensive income for all periods presented.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to the realizability of accounts and notes receivable, and unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from estimated amounts.

Fair value of financial instruments

The estimated fair values of financial instruments, which are presented herein, have been determined by our management using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts we could realize in a current market sale.

Accounts and notes receivable, net, and accounts payable are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value due to their short-term nature.

We estimate the fair value of our long-term debt using discounted cash flow analysis based on our current borrowing rates for similar types of debt. As of December 31, 2004, the carrying value of the long-term debt approximated the fair value of such instruments.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Stock-based compensation

Effective April 2002, we adopted the accounting provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” to account for stock options granted to our employees and non-employee directors using the prospective method. Under the fair value recognition provision, as of the grant date, we recorded the fair value of the stock options granted as Unearned deferred compensation, which is amortized over the minimum vesting period of each individual award as compensation cost. For stock options granted prior to April 2002, we continued to use the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employee,” and related interpretations. Accordingly, no compensation expense has been recognized for such stock options when the exercise price was at or above market price of our common stock on the date of grant.

The fair value of each stock option granted was estimated using the Black-Scholes option pricing model. The following table summarizes the weighted average fair value of the stock options granted for each of the following periods and the related weighted average assumptions:

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
Fair-value of stock option (per share)	$3.91	$2.25	$2.66	$2.66
Expected life (in years)	1.64	3.00	2.86	2.86
Dividend yields	1.64%	1.41%	1.39%	1.39%
Risk-free interest rates	1.96%	1.95%	2.47%	2.47%
Volatility	20.00%	20.00%	18.80%	18.80%

The fair value of restricted common stock granted to employees, based on the market value of our common stock on the date of grant, is recorded as Unearned deferred compensation and is being amortized over the minimum vesting period of each individual stock grant. The weighted average fair value of the restricted stock granted and issued to employees was $20.63 per share, $10.38 per share and $10.02 per share for the years ended December 31, 2004, 2003 and 2002, respectively, and $10.02 per share for the nine months ended December 31, 2002.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The following table reflects pro forma net income and earnings per share if the fair value based method had been applied to all outstanding and unvested stock-based awards in each period (in thousands, except earnings per share):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
		Restated	Restated	Restated
			(Unaudited)
Net income:
Net income	$28,559	$22,161	$14,153	$10,047
Add: Employee and non-employee compensation expense net of taxes, included in reported net income for restricted stock and stock options granted	1,050	569	311	223
Deduct: Employee and non-employee compensation expense, net of taxes, determined under the fair value method for restricted stock and stock options granted	(1,079)	(636)	(458)	(325)

Pro forma net income	$28,530	$22,094	$14,006	$9,945

Basic earnings per share:
As reported	$1.29	$1.04	$0.68	$0.48

Pro forma	$1.29	$1.04	$0.67	$0.48

Diluted earnings per share:
As reported	$1.22	$0.99	$0.65	$0.46

Pro forma	$1.22	$0.99	$0.64	$0.46

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the sum of the weighted average number of common shares outstanding, non-vested restricted common stock and common stock equivalents arising out of employee stock options and non-employee stock options and warrants. Our net income is the same for basic and diluted earnings per share calculations. Shares used to calculate earnings per share are as follows (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
			(Unaudited)
Basic weighted average shares	22,104	21,234	20,898	20,936
Restricted stock and stock units weighted average shares	392	276	122	144
Common stock equivalents	958	828	770	720

Diluted weighted average shares used in the calculation of diluted earnings per share	23,454	22,338	21,790	21,800

Weighted average shares of stock options and warrants included in the determination of common stock equivalents for the calculation of diluted earnings per share	2,574	2,866	2,848	2,336

Weighted average shares of stock options which are not included in the calculation of diluted earnings per share because their impact is antidilutive	42	314	704	336

Reclassifications

Certain amounts in prior periods have been reclassified to conform to current year’s presentation.

Recent accounting pronouncements

Variable interest entities

The FASB issued Interpretation FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” the provisions of which apply immediately to any variable interest entity created after January 31, 2003, apply no later than the first period ending after December 15, 2003, to special purpose corporations, and apply in the first interim period ending after March 15, 2004, to any variable interest entity created prior to February 1, 2003. This interpretation requires the consolidation of a variable interest entity by its primary beneficiary and may require

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

the consolidation of a portion of a variable interest entity’s assets or liabilities under certain circumstances. We adopted the requirements of FIN No. 46 as of January 1, 2004. The effects of adoption were not significant. See Note 7, Aviation Joint Venture, for additional information.

Inventory costs

The FASB issued SFAS No. 151, “Inventory Costs—an amendment of Accounting Research Bulletins No. 43, Chapter 4.” This statement clarifies the requirement that abnormal inventory-related costs be recognized as current-period charges. The provisions of this statement are to be applied prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the effects of adoption to be significant.

Stock-based compensation

The FASB issued a revised SFAS No. 123, “Share-Based Payment.” This statement requires that all share-based payments to employees be recognized in the financial statements based on their grant-date fair value. Under previous guidance, companies had the option of recognizing the fair value of stock-based compensation in the consolidated financial statements or disclosing the pro forma impact of stock-based compensation on the consolidated statement of income in the notes to the consolidated financial statements. As described above, we adopted the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” for all employee awards issued after April 2002. The revised statement is effective at the beginning of the first annual or interim period beginning after June 15, 2005, and provides two methods of adoption, the modified-prospective method and the modified-retrospective method. We anticipate adopting the revised statement using the modified-prospective method. We are currently evaluating the provisions of the revised statement but do not expect the impact of adoption to be significant.

American Jobs Creation Act of 2004

In December 2004, the FASB issued Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 (the “Act”), signed into law on October 22, 2004, provides for a special one-time tax deduction, or dividend received deduction (“DRD”), of 85% of qualifying foreign earnings that are repatriated in either a company’s last tax year that began before the enactment date or the first tax year that begins during the one-year period beginning on the enactment date. FSP No. 109-2 provides entities additional time to assess the effect of repatriating foreign earnings under the Act for purposes of applying SFAS No. 109, “Accounting for Income Taxes,” which typically requires the effect of a new tax law to be recorded in the period of enactment. The Company will elect, if applicable, to apply the DRD to qualifying dividends of foreign earnings in its fiscal year ending December 31, 2005.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The Company is awaiting further clarifying guidance from the U.S. Treasury Department on certain provisions of the Act. Once this guidance is received, the Company expects to complete its evaluation of the effects of the Act during 2005. Under the limitations on the amount of dividends qualifying for the DRD of the Act, the maximum repatriation of the Company’s foreign earnings that may qualify for the special one-time DRD is approximately $111.1 million. Therefore, the range of possible amounts of qualifying dividends of foreign earnings is between zero and approximately $111.1 million. Because the evaluation is ongoing, it is not yet practical to estimate a range of possible income tax effects of potential repatriations.

2. Restatement of financial statements

a) Restatement related to cutoff procedures used to recognize revenue and cost of sales

We have restated our previously reported consolidated financial statements for the years ended December 31, 2003 and 2002, the nine months ended December 31, 2002, and the year ended March 31, 2002. The restatement reflects the correction of the cutoff procedures used to recognize sales and sales related costs. Under the corrected cutoff procedures, revenues and sales related costs are recognized at the time fuel deliveries are made and related services are performed. Because we contract with third parties for fuel deliveries and the performance of the related services, this causes delays in our receiving the necessary information for invoicing. As a result of these delays, the Company had historically recorded revenue and sales related costs when supporting documentation relating to fuel deliveries and related services had been received from third parties.

The primary impact of the restatement to correct the cutoff procedures used to recognize sales and sales related costs on the balance sheets at December 31, 2003 and 2002, and March 31, 2002 was to increase accounts receivable and accounts payable. In the statements of income, the principal impact of the restatement was to increase revenue and cost of sales for the years ended December 31, 2003 and 2002, the nine months ended December 31, 2002, and the year ended March 31, 2002. For the statements of cash flows, there was no impact to net cash from operating activities, investing activities, and financing activities since the changes were to net income and other operating cash flow items.

We also determined that certain of our historical accounts were misclassified including inventories, prepaid and other current assets, accounts payable, and accrued expenses and other current liabilities. Accordingly, the consolidated balance sheets as of December 31, 2003 and 2002, and March 31, 2002 have been adjusted to reflect the correct classifications.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The following table sets forth the impact of the restatement to correct the cutoff procedures used to recognize sales and sales related costs and the correction of the misclassification on amounts previously reported in the consolidated balance sheets (in thousands):

	As of December 31, 2003		As of December 31, 2002		As of March 31, 2002
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Balance Sheet
Accounts and notes receivable, net	$192,119	$243,612	$177,360	$212,578	$132,586	$161,054
Inventories	22,940	14,847	5,144	3,051	2,219	1,437
Prepaid expenses and other current assets	20,176	19,948	22,300	21,884	20,162	19,796
Total current assets	311,491	354,663	262,580	295,289	213,139	240,459
Total assets	357,678	400,850	312,287	344,996	257,923	285,243
Accounts payable	172,885	213,945	146,784	178,615	108,267	134,343
Accrued salaries and wages	9,547	9,687	5,634	5,711	6,461	6,564
Accrued expenses and other current liabilities	9,987	10,620	16,788	16,537	5,443	5,707
Total current liabilities	204,762	246,595	180,359	212,016	133,851	160,294
Total liabilities	209,299	251,132	184,557	216,214	141,484	167,927
Retained earnings	132,976	134,315	114,334	115,386	106,841	107,718
Total stockholders’ equity	148,379	149,718	127,730	128,782	116,439	117,316
Total liabilities and stockholders’ equity	357,678	400,850	312,287	344,996	257,923	285,243

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The following table sets forth the impact of the restatement to correct the cutoff procedures used to recognize sales and sales related costs, on amounts previously reported in the consolidated statements of income (in thousands, except earnings per share data):

	For the Year ended December 31,				For the Nine Months ended December 31,		For the Year ended March 31,
	2003	2003	2002	2002	2002	2002	2002	2002
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
			(Unaudited)	(Unaudited)
Statement of Income
Revenue	$2,661,790	$2,671,557	$1,898,181	$1,904,365	$1,546,897	$1,551,707	$1,365,065	$1,369,392
Cost of sales	(2,561,082)	(2,570,434)	(1,814,114)	(1,820,538)	(1,483,976)	(1,488,587)	(1,288,891)	(1,293,568)
Gross profit	100,708	101,123	84,067	83,827	62,921	63,120	76,174	75,824
Salaries and wages	(38,757)	(38,820)	(31,554)	(31,456)	(23,484)	(23,458)	(30,515)	(30,460)
Operating expenses	(73,718)	(73,781)	(63,898)	(63,800)	(49,135)	(49,109)	(54,885)	(54,830)
Income from operations	26,990	27,342	20,169	20,027	13,786	14,011	21,289	20,994
Income from operations before income taxes	27,618	27,970	18,243	18,101	11,756	11,981	23,226	22,931
Provision for income taxes	(5,744)	(5,809)	(3,898)	(3,948)	(1,884)	(1,934)	(5,991)	(5,947)
Net income	$21,874	$22,161	$14,345	$14,153	$9,872	$10,047	$17,235	$16,984
Basic earnings per share	$1.03	$1.04	$0.69	$0.68	$0.47	$0.48	$0.83	$0.82
Diluted earnings per share	$0.98	$0.99	$0.66	$0.65	$0.45	$0.46	$0.81	$0.80

b) Restatement related to cash flows presentation of revolving credit facility

We have restated our previously reported consolidated statement of cash flows for the years ended December 31, 2004, 2003 and 2002, and the nine months ended December 31, 2002 to reflect the correction of the presentation of borrowings and repayments under our revolving credit facility. Under the corrected presentation, borrowings and repayments are reported on a gross rather than net basis. The restatement had no impact on the net cash flows from operating activities or investing activities or financing activities for any of the interim periods of 2004 or 2003.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The following table sets forth the impact of the restatement on amounts previously reported within cash flows from financing activities in the consolidated statements of cash flows (in thousands):

	For the Year ended December 31,			For the Nine Months Ended December 31, 2002
	2004	2003	2002
			(Unaudited)
Borrowings under revolving credit facility, as restated	$285,000	$32,000	$10,000	$10,000
Repayments under revolving credit facility, as restated	(235,000)	(32,000)	(10,000)	(10,000)

Net borrowings under revolving credit facility, previously reported	$50,000	$—	$—	$—

3. Debt

In September 2004, the credit agreement relating to our syndicated revolving credit facility (the “Credit Agreement”) was amended to increase available borrowings under the revolving credit facility to $145.0 million and to provide us with the option to increase available borrowings to $150.0 million. Pursuant to the amendment, our sublimit for the issuance of letters of credit was increased to $60.0 million. In October 2004, we exercised our option to increase our available borrowings under the revolving credit facility to $150.0 million. Our available borrowings under the revolving credit facility are reduced by the amount of outstanding letters of credit. Borrowings under the revolving credit facility bear interest at market rates plus applicable margins ranging from zero percent to 0.75% for U.S. Prime Rate loans and 1.25% to 2.00% for LIBOR Rate loans, as defined. As of December 31, 2004, our weighted average interest rate on borrowings under the credit facility was 4.27%. Letters of credit issued under the revolving credit facility are subject to fees (“L/C Fees”) ranging from 1.25% to 2.00%. Interest and L/C Fees are payable quarterly and at maturity in arrears. The Credit Agreement expires on December 19, 2006.

As of December 31, 2004, our outstanding borrowings under the revolving credit facility totaled $50.0 million and our issued letters of credit totaled $28.4 million. Our weighted average daily outstanding borrowings during the years ended December 31, 2004 and 2003 were $26.7 million and $5.8 million, respectively.

The Credit Agreement imposes certain operating and financial restrictions on us. Our failure to comply with these restrictions, including meeting certain financial ratios, could result in an event of default. An event of default, if not cured or waived, would permit acceleration of any outstanding indebtedness under the Credit Agreement, and impair our ability to receive advances and issue letters of credit, and thus have a material adverse effect on our ability to fund operations.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

As a result of the restatements described in Note 2, we were not in compliance with certain financial covenants set forth in our credit facility agreement as of June 30, 2004 and September 30, 2004. We obtained a waiver of the non-compliance from LaSalle Bank National Association, as Administrative Agent, on March 16, 2005. Currently, we are in compliance with all covenants under the Credit Agreement.

In April 2004, we obtained a separate $25.0 million credit line for the issuance of letters of credit from one of the banks participating in our revolving credit facility. Letters of credit issued under this credit line are subject to fees at market rates payable semiannually and at maturity in arrears. This credit line is renewable on an annual basis. As of December 31, 2004, we had outstanding letters of credit of $8.6 million under this credit line, in addition to the letters of credit outstanding under our revolving credit facility.

Substantially all of the letters of credit issued under the $150.0 million syndicated revolving credit facility and the $25.0 million credit line were provided to suppliers in the normal course of business, and expire within one year from their issuance. Expired letters of credit are renewed as needed.

Our debt consisted of the following (in thousands):

	As of December 31,
	2004	2003
Borrowings under syndicated revolving credit facility	$50,000	$—
Promissory notes issued in connection with acquired business:
Non-interest bearing promissory note of $2.5 million, payable annually through January 2006, net of unamortized imputed discount (at 9%) of $33 and $112 at December 31, 2004 and 2003, respectively	467	1,388
Non-interest bearing promissory note of $3.3 million, payable annually through January 2005, net of unamortized imputed discount (at 5%) of $152 at December 31, 2003	1,100	2,148

Total debt	$51,567	$3,536

Short-term debt	$1,100	$1,600

Long-term debt	$50,467	$1,936

As of December 31, 2004, the aggregate annual maturities of debt, net of unamortized imputed discount, are as follows (in thousands):

For the Year ending December 31,
2005	$1,100
2006	50,467

$51,567

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

4. Income taxes

U.S. and foreign income (loss) from continuing operations before income taxes consist of the following (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
		Restated	Restated	Restated
			(Unaudited)
United States	$(1,635)	$(6,487)	$(5,400)	$(5,752)
Foreign	37,163	34,457	23,501	17,733

	$35,528	$27,970	$18,101	$11,981

The income tax provision (benefit) related to continuing operations consist of the following components (in thousands):

	For the Year ended December 31,			For the Nine Months Ended December 31, 2002
	2004	2003	2002
		Restated	Restated	Restated
			(Unaudited)
Current:
U.S. federal	$465	$(1,752)	$340	$(805)
State	668	356	552	140
Foreign	5,175	3,965	5,180	3,167

	6,308	2,569	6,072	2,502

Deferred:
U.S. federal	83	1,916	(501)	(237)
State	(388)	(365)	(878)	(288)
Foreign	966	1,689	(745)	(43)

	661	3,240	(2,124)	(568)

Total	$6,969	$5,809	$3,948	$1,934

As of December 31, 2004, the Company had approximately $116.9 million of earnings attributable to foreign subsidiaries for which no provisions have been recorded for income tax that could occur upon repatriation. Except to the extent such earnings can be repatriated tax efficiently, they are permanently invested abroad. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In December 2004, the FASB issued Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

of 2004.” The American Jobs Creation Act of 2004 (the “Act”), signed into law on October 22, 2004, provides for a special one-time tax deduction, or dividend received deduction (“DRD”), of 85% of qualifying foreign earnings that are repatriated in either a company’s last tax year that began before the enactment date or the first tax year that begins during the one-year period beginning on the enactment date. FSP No. 109-2 provides entities additional time to assess the effect of repatriating foreign earnings under the Act for purposes of applying SFAS No. 109, “Accounting for Income Taxes,” which typically requires the effect of a new tax law to be recorded in the period of enactment. The Company will elect, if applicable, to apply the DRD to qualifying dividends of foreign earnings in its fiscal year ending December 31, 2005.

The Company is awaiting further clarifying guidance from the U.S. Treasury Department on certain provisions of the Act. Once this guidance is received, the Company expects to complete its evaluation of the effects of the Act during 2005. Under the limitations on the amount of dividends qualifying for the DRD of the Act, the maximum repatriation of the Company’s foreign earnings that may qualify for the special one-time DRD is approximately $111.1 million. Therefore, the range of possible amounts of qualifying dividends of foreign earnings is between zero and approximately $111.1 million. Because the evaluation is ongoing, it is not yet practical to estimate a range of possible income tax effects of potential repatriations.

A reconciliation of the Federal statutory tax rate with the effective tax rate is as follows (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
		Restated	Restated	Restated
			(Unaudited)
U.S. federal statutory rate	34.0%	34.0%	34.0%	34.0%
Foreign earnings, net of foreign taxes	(14.8)	(12.8)	(15.7)	(21.6)
State income taxes, net of U.S. federal income tax benefit	0.2	0.6	0.5	1.1
Net operating loss	—	(0.4)	1.8	—
Income tax credits	—	(0.9)	0.8	—
Non-deductible goodwill amortization	—	—	—	—
Other permanent differences	0.2	0.3	0.4	2.6

Effective income tax rate	19.6%	20.8%	21.8%	16.1%

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The temporary differences which comprise our net deferred income tax assets are as follows (in thousands):

	As of December 31,
	2004	2003
		Restated
Excess of provision for bad debts over charge-offs	$3,040	$2,974
Net operating loss	5,036	1,730
Income tax credits	1,346	248
Excess of tax over financial reporting for depreciation of fixed assets	95	(150)
Excess of tax over financial reporting amortization of identifiable intangibles and goodwill	(2,799)	(2,414)
Accrued compensation expenses recognized for financial reporting purposes, not currently deductible for tax purposes	2,711	2,453
Accrued expenses recognized for financial reporting purposes, not currently deductible for tax purposes	2,784	3,250
Accrued revenue	(644)	(481)

Total deferred income tax assets, net	$11,569	$7,610

Deferred income tax assets, current	$4,740	$6,684

Deferred income tax assets, non-current	$6,829	$926

In the accompanying balance sheets, the current deferred income tax assets are included in prepaid expenses and other current assets, and the non-current income tax assets are included in other assets. The income tax credits of $1.3 million and $248 thousand at December 31, 2004 and 2003, respectively, are comprised of the following: foreign tax credit (“FTC”) carryforward of $978 thousand at December 31, 2004 and an alternative minimum tax (“AMT”) credit carryforward of $368 thousand and $248 at December 31, 2004 and 2003, respectively. The FTC carryforward will expire in 2014, if unused, and the AMT credit carries forward indefinitely.

As of December 31, 2004, we have U.S. federal and state net operating losses of approximately $11.6 million and $8.6 million, respectively. These losses, if unused, will start to expire, in varying amounts, after 2024 and 2015. As of December 31, 2003, we have foreign and state net operating losses of approximately $4.4 million and $3.0 million, respectively.

The Company recorded income tax benefits of $4.5 million, $196 thousand, and $475 thousand related to employee stock compensation transactions during the years ended December 31, 2004 and 2003, and the nine months ended December 31, 2002, respectively. Such benefits were credited to Capital in excess of par value.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

5. Stockholders’ equity

Dividends

We declared cash dividends of $0.15 per share for the years ended December 31, 2004, 2003 and 2002, and $0.1125 per share for the nine months ended December 31, 2002.

Common stock grants

Pursuant to a stock grant program for our non-employee directors, each non-employee director receives an annual stock grant of two thousand shares of our common stock. Prior to 2003, each non-employee director was granted one thousand shares of our common stock per year. In 2003, we adopted a Stock Deferral Plan for non-employee directors to provide for the deferral of the stock grants. Each non-employee director may elect to have his or her annual stock grants paid in stock units, in lieu of stock, with each stock unit being equivalent to one share of our common stock and deferred as provided in the Stock Deferral Plan. As of each cash dividend payment date with respect to common stock, each participant in the Stock Deferral Plan has credited to his or her account, as maintained by the company, a number of stock units equal to the quotient obtained by dividing: (a) the product of (i) the cash dividend payable with respect to each share of common stock on such date; and (ii) the total number of stock units credited to his or her account as of the close of business on the record date applicable to such dividend payment date, by (b) the fair market value of one share of common stock on such dividend payment date. Upon the participant’s termination of service as a director of the company for any reason, or upon a change of control of the company, the participant receives a number of shares of common stock equal to the number of stock units credited to his account.

Stock units issued to non-employee directors are recorded as stockholders’ equity with a related non-employee director compensation expense based on the equivalent common stock fair market value at the date of issuance. Stock issued to non-employee directors are reissued from our treasury stock and the related non-employee director compensation costs are recorded based on the market value of our common stock on the date of grant.

During 2004 and 2003, an aggregate of eight thousand shares of our common stock and six thousand stock units were granted to our non-employee directors. For the nine months ended December 31, 2002, we issued seven thousand shares of our common stock to our non-employee directors. In addition, two non-employee directors each received an additional six hundred shares of our common stock in September 2002, and one non-employee director received an additional two thousand shares of our common stock, for additional services performed by such individuals for their respective Board of Directors committees.

As of December 31, 2004 and 2003, we had issued approximately twelve thousand and six thousand stock units, respectively, with an aggregate value of approximately $203 thousand and $69 thousand, respectively, which is included in Capital in excess of par value in the accompanying consolidated balance sheets. We recorded non-employee director compensation cost relating to grants of common stock grants or stock units totaling $309 thousand, $159 thousand, and $81 thousand for the years ended December 31, 2004, 2003 and 2002, respectively, and $35 thousand for the nine months ended December 31, 2002.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Treasury stock

Our Board of Directors, from time to time, has authorized stock repurchase programs under the terms of which we may repurchase our common stock, subject to certain restrictions contained in our credit agreement. The following summarizes the status of our treasury stock repurchase programs at December 31, 2004 (in thousands, except average price per share data):

	Authorized Stock Repurchases	Repurchases			Remaining Authorized Stock Repurchases
Repurchase Programs		Shares	Aggregate Cost	Average Price
August 1998	$6,000	1,232	$6,000	$4.87	$—
January 2000	10,000	2,782	10,000	3.59	—
September 2000	10,000	736	3,987	5.42	6,013

		4,750	$19,987

Prior to August 1998, with the approval from our Board of Directors, we acquired approximately 44 thousand shares of our common stock with an aggregate cost of $194 thousand. Since March 14, 2002, we have not repurchased any shares of our common stock.

Our Board of Directors also resolved that the repurchased shares may be reissued for any proper corporate purpose, including without limitation, future acquisitions. In March 2002, we began reissuing our repurchased shares in connection with restricted stock grants to employees, non-restricted stock grants to non-employee directors, and exercises of stock options by employee and non-employee directors. The difference between the aggregate cost of the repurchased shares and the fair value of our common stock at the date of grant of restricted and non-restricted stock or the proceeds from the employee and non-employee stock option exercises is recorded in Capital in excess of par value in the accompanying consolidated balance sheets. As of December 31, 2004, we have reissued 2.1 million shares of treasury stock with an aggregate cost of $8.9 million.

Stock-based compensation plans

In 1986, our shareholders approved the 1986 Employee Stock Option Plan (the “1986 Plan”), as amended. The 1986 Plan expired in 1996. Options granted under the 1986 Plan, but not yet exercised, survive the 1986 Plan until the options expire. Outstanding options at December 31, 2004 under the 1986 Plan expire in March 2005.

In 1997, our shareholders approved the 1996 Employee Stock Option Plan (the “1996 Plan”), as amended. The 1996 Plan was replaced by the 2001 Omnibus Plan (the “2001 Plan”). Options granted under the 1996 Plan, but not yet exercised, survive the 1996 Plan until the options expire. Outstanding options at December 31, 2004 under the 1996 Plan expire between August 2006 and October 2011.

The 2001 Plan was approved by our shareholders in August 2001. The 2001 Plan is administered by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

its purpose is to recruit, reward, and motivate all executives and key employees of the Company to work as a team to achieve our corporate goal of maximizing shareholder return, and to permit the Compensation Committee to use a broader range of stock incentives, such as stock appreciation rights, performance share awards and restricted stock, as well as non-stock performance awards, to motivate executives and key employees of the Company.

A total of one million shares of Common Stock were originally reserved for issuance under the 2001 Plan. Additional shares of Common Stock that may be granted under the 2001 Plan include any shares that are available for future grant under any of our prior stock option plans, and any stock or options granted under the 2001 Plan or any prior plans that are forfeited, expired or canceled. Furthermore, pursuant to the 2001 Plan and upon our Board of Directors’ authorization in January 2002, any shares of Common Stock that are reacquired by the Company in the open market or in private transactions after the effective date of the 2001 Plan, were added to the limitation on the total shares which may be issued under the 2001 Plan. Subsequently, in April 2004, our Board of Directors amended the Plan to provide that shares repurchased by the Company would not be added to the maximum amount of shares that may be issued under the plan. The total number of shares of Common Stock that was reacquired by the Company and added to the limitation on the shares which may be issued under the 2001 Plan was approximately 518 thousand shares. Also, in April 2004, our Board of Directors adopted amendments to reserve an additional 1.2 million shares of Common Stock for issuance under the plan and to extend the expiration date of the 2001 Plan for five years, or until May 2009. These amendments were approved by the shareholders in May 2004. As of December 31, 2004, the aggregate limit on the shares of common stock which may be issued under the 2001 Plan was 2.8 million shares, of which 1.2 million shares are subject to options already issued and an additional 460 thousand shares have been issued as restricted common stock grants.

Under the provisions of the 2001 Plan, the Compensation Committee is authorized to grant common stock, which can be restricted, or stock options which can be “qualified” or “nonqualified” under the Internal Revenue Code of 1986, as amended, or stock appreciation rights, or other stock or non-stock-based awards, including but not limited to stock units, performance units, or dividend equivalent payments. The 2001 Plan is unlimited in duration and, in the event of its termination, the 2001 Plan will remain in effect as long as any of the above items granted by the Compensation Committee are outstanding; provided, however, that no awards may be granted under the 2001 Plan after May 2009. The term and vesting period of awards granted under the 2001 Plan is established by the Compensation Committee, but in no event shall stock options or stock appreciation rights remain exercisable after the five-year anniversary of the date of grant. Outstanding options at December 31, 2004 under the 2001 Plan expire between September 2006 and January 2009.

Beginning in October 2001, we started granting shares of restricted common stock to our employees under our 2001 Plan. In addition, in April 2004, we granted 38 thousand shares of restricted common stock in connection with our acquisition of Tramp Oil. Unvested restricted common stock at December 31, 2004, will vest between March 2005 and March 2009.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The following table summarizes the status of our unvested restricted stock outstanding and related transactions for years ended December 31, 2004 and 2003, and the nine months ended December 31, 2002 (in thousands):

Restricted Stock Outstanding
Restricted outstanding at March 31, 2002	50
Granted and issued	192
Vested	(12)

Restricted outstanding at December 31, 2002	230
Granted and issued	62
Vested	(12)

Restricted outstanding at December 31, 2003	280
Granted and issued	156
Granted and issued in connection with an acquisition	38
Vested	(12)
Forfeited	(10)

Restricted outstanding at December 31, 2004	452

In 1994, our shareholders approved the 1993 Non-Employee Directors Stock Option Plan (the “Directors Plan”). The Directors Plan permits the issuance of options to purchase up to an aggregate of 500 thousand shares of our common stock. Additional options to purchase shares of our common stock may be granted under the Directors Plan for any options that are forfeited, expired or canceled without delivery of shares of our common stock. Under the Directors Plan, members of the Board of Directors who are not our employees receive a non-qualified option to purchase ten thousand shares, on a pro-rata basis, when such person is first elected to the Board of Directors and will receive a non-qualified option to purchase ten thousand shares each year that the individual is re-elected. Options granted are fully exercisable upon grant. All options under the Directors Plan expire five years after the date of grant. Outstanding options at December 31, 2004 under the Directors Plan expire between September 2005 and May 2009.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

As of December 31, 2004, the following table summarizes the outstanding stock options issued pursuant to the plans described above (in thousands, except weighted-average exercise price):

Plan name or description	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
2001 Plan	1,184	$12.34	1,134
1996 Plan	868	6.82	—
1986 Plan	11	3.45	—
Directors Plan	236	13.25	96

	2,299	10.31	1,230

The following table summarizes the status of our stock options outstanding and exercisable, and related transactions for years ended December 31, 2004 and 2003, and the nine months ended December 31, 2002 (in thousands, except weighted-average exercise price):

	Options Outstanding		Options Exercisable
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Options outstanding at March 31, 2002	2,742	$6.45	2,260	$6.57
Granted	162	9.26
Exercised	(442)	6.73
Forfeited/expired	(56)	8.70

Options outstanding at December 31, 2002	2,406	6.57	1,898	$6.45
Granted	1,046	12.97
Exercised	(144)	6.41

Options outstanding at December 31, 2003	3,308	8.60	2,130	$6.49
Granted	103	20.48
Exercised	(1,080)	6.02
Forfeited/expired	(32)	11.50

Options outstanding at December 31, 2004	2,299	10.31	1,540	$8.44

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The following table summarizes the exercise prices of our stock options outstanding and exercisable at December 31, 2004 (in thousands, except exercise price data and contractual life):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Options	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
$3.44 to $4.63	322	5.6	$3.99	321	$3.99
$5.38 to $6.64	365	3.9	5.82	365	$5.82
$8.37 to $10.35	420	3.0	9.79	287	$9.60
$10.50 to $12.50	520	3.2	11.35	376	$10.91
$13.62 to $16.97	602	3.6	14.48	190	$14.34
$22.13	70	4.4	22.13	—	$—

Total	2,299		10.31	1,539	$8.44

6. Commitments and contingencies

Surety bonds

In the normal course of business, we are required to post bid, performance and garnishment bonds. The majority of the surety bonds posted relate to our aviation fuel services business. As of December 31, 2004, we had $19.3 million in outstanding bonds.

Lease commitments

As of December 31, 2004, our future minimum lease payments under non-cancelable operating leases for rental properties were as follows (in thousands):

For the Year ending December 31,
2005	$2,210
2006	2,181
2007	1,596
2008	1,366
2009	591
Thereafter	3,024

$10,968

We incurred rental expense for all properties of $2.6 million, $2.3 million and $1.9 million for the years ended December 31, 2004, 2003 and 2002, respectively, and $1.5 million for the nine months ended December 31, 2002.

In the normal course of business, we may enter into non-cancelable operating leases for office and computer equipment, and service contracts with minimum service fee commitments for

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

telecommunication, and computer data and document storage. As of December 31, 2004, we had no material non-cancelable operating leases for office and computer equipment or service contracts with minimum service fee commitments.

Concentration of credit risk

Our marine and aviation businesses extend unsecured credit to most of their customers. Part of our success in attracting business has been due, in part, to our willingness to extend credit on an unsecured basis to customers which exhibit a high credit risk profile and would otherwise be required to prepay or post letters of credit with their suppliers of fuel and related services. We recognize that extending credit and setting the appropriate reserves for receivables is largely a subjective decision based on knowledge of the customer and the industry. Active management of our credit risk is essential to our success. We do not insure our receivables. Diversification of credit risk is difficult since we sell primarily within the marine and aviation industries. Our sales executives and their respective staff meet regularly to evaluate credit exposure, in the aggregate and by individual credit. Credit exposure also includes the amount of estimated unbilled sales. We also have a credit committee for each of our segments. The credit committees are responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The level of credit granted to a customer is influenced by a customer’s credit history with us, including claims experience and payment patterns. In our marine fuel services segment, we have extended lines of credit of at least $6.0 million to 20 non-governmental customers, and seven of these customers have lines of credit ranging from $15.0 to $28.0 million (currently, our largest credit lines). In our aviation fuel services segment, we have extended lines of credit of at least $4.0 million to five non-governmental customers, and one of these customers has a credit line of $14.0 million.

World oil prices have been very volatile over the last several years, and since fuel costs represent a significant part of a vessel’s and airline’s operating expenses, the volatility in fuel prices can adversely affect our customers’ business, and consequently our credit losses.

Although most of our transactions are denominated in U.S. dollars, many of our customers are foreign customers and may be required to purchase U.S. dollars to pay for our products and services. A rapid devaluation in currency affecting our customers could have an adverse effect on our customers’ operations and their ability to convert local currency to U.S. dollars to make the required payments to us. This would in turn result in higher credit losses for us.

We may also incur credit losses due to other causes, including deteriorating conditions in the world economy, or in the shipping or aviation industries, and continued conflicts and instability in the Middle East, Asia and Latin America, as well as potential future terrorist activities and possible military retaliation. Any credit losses, if significant, will have a material adverse effect on our financial position and results of operations.

Environmental and other liabilities; uninsured risks

In the marine and aviation fuel services business, we utilize subcontractors to provide various services to customers, including into-plane fueling at airports, fueling of vessels in-port and

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

at-sea, and transportation and storage of fuel and fuel products. We are subject to possible claims by customers, regulators and others who may be injured by a fuel spill or other accident. In addition, we may be held liable for damages to the environment arising out of such events. Although we generally require our subcontractors to carry liability insurance, not all subcontractors carry adequate insurance. Our marine business does not have liability insurance to cover the acts or omissions of our subcontractors. None of our liability insurance covers acts of war and terrorism. If we are held responsible for any acts of war or terrorism, accident or other event, and the liability is not adequately covered by insurance and is of sufficient magnitude, our financial position and results of operations will be adversely affected.

We have exited several businesses which handled hazardous and non-hazardous waste. We treated and/or transported this waste to various disposal facilities. We may be held liable as a potentially responsible party for the clean-up of such disposal facilities, or required to clean up facilities previously operated by us, pursuant to current U.S. federal and state laws and regulations.

We continuously review the adequacy of our insurance coverage. However, we lack coverage for various risks, including environmental claims. An uninsured claim arising out of our activities, if successful and of sufficient magnitude, will have a material adverse effect on our financial position and results of operations.

Legal matters

In April 2001, Miami-Dade County, Florida (the “County”) filed suit (the “County Suit”) against 17 defendants to seek reimbursement for the cost of remediating environmental contamination at Miami International Airport (the “Airport”). Page Avjet Fuel Corporation, now known as PAFCO LLC (“PAFCO”), is a defendant. We acquired a 50% interest in PAFCO from Signature Flight Support Corporation (“Signature”) in December 2000. Pursuant to the PAFCO acquisition agreement, Signature agreed to indemnify us for all PAFCO liabilities arising prior to the closing date (“Closing”). Because the Airport contamination occurred prior to Closing, we believe that the County Suit is covered by Signature’s indemnification obligation. We have notified Signature of the County Suit, as stipulated in the acquisition agreement. We expect Signature to defend this claim on behalf of PAFCO and at Signature’s expense.

Also in April 2001, the County sent a letter to approximately 250 potentially responsible parties (“PRP’s”), including World Fuel Services Corporation and one of our subsidiaries, advising them of their potential liability for the clean-up costs of the contamination that is the subject of the County Suit. The County has threatened to add the PRP’s as defendants in the County Suit, unless they agree to share in the cost of the environmental clean-up at the Airport. In May 2001, we advised the County that: (1) neither we nor any of our subsidiaries were responsible for any environmental contamination at the Airport, and (2) to the extent that we or any of our subsidiaries were so responsible, our liability was subject to indemnification by the County pursuant to the indemnity provisions contained in our lease agreement with the County.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

The claims asserted by the County relating to environmental contamination at the Airport remain pending; however, no significant developments occurred during the year ended December 31, 2004. We intend to vigorously defend these claims, and we believe our liability in these matters (if any) should be adequately covered by the indemnification obligations of Signature as to PAFCO, and the County as to World Fuel Services Corporation and our other subsidiaries.

In November 2004, World Fuel was served with process in a lawsuit titled Action Manufacturing Co., Inc. et al. v. Simon Wrecking Company, et al. This action, pending in U.S. Federal District Court for the Eastern District of Pennsylvania, relates to the environmental clean up of the Malvern TCE Superfund site in Chester County, Pennsylvania. The plaintiffs are a group of private corporations that entered into a consent decree with the Environmental Protection Agency in 1999, under the terms of which the plaintiffs agreed to pay for remediation of the site. In the action, the Plaintiffs are seeking contribution from the various Defendants toward the costs of remediating the site. Plaintiffs have alleged that World Fuel is a “successor” to Resource Technology Services, Inc., a Pennsylvania corporation that arranged for disposal of wastes at the site. In 1988, Resource Recovery Atlantic, Inc., a Delaware corporation that was then an indirect subsidiary of World Fuel, purchased selected assets from Resource Technology Services, Inc. The plaintiffs claim that this transaction gives rise to our successor liability pursuant to the Pennsylvania Hazardous Sites Cleanup Act. The plaintiffs have alleged that Resource Technology Services Inc.’s share of the clean-up costs is $1.0 million.

World Fuel’s subsidiary, Resource Recovery Atlantic, Inc., acquired only selected assets of Resource Technology Services, Inc., and did not assume any of its liabilities, except for four vehicle leases. We believe that neither World Fuel, nor any of our subsidiaries, is a “successor” to Resource Technology Services, Inc. and that we are not responsible for any liabilities of that company. We intend to vigorously defend all claims asserted against us arising from liabilities of Resource Technology Services, Inc.

We may not prevail in the legal proceedings described above and we cannot estimate our ultimate exposure if we do not prevail. A ruling against us in certain of the proceedings described above could have a material adverse effect on our financial condition and results of operations.

In addition to the matters described above, we are also involved in litigation and administrative proceedings primarily arising in the normal course of our business. In the opinion of management, except as set forth above, our liability, if any, under any other pending litigation or administrative proceedings, even if determined adversely, would not materially affect our financial condition or results of operations.

Sales and purchase commitments

We offer to our marine and aviation customers fixed fuel prices on future sales. As of December 31, 2004, sales and purchase commitments amounted to approximately $31.4 million and $30.5 million, respectively.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Employment agreements

In July 2002, our Board of Directors elected a new Chairman and Chief Executive Officer (“CEO”), and agreed to employ our former Chairman and CEO as an advisor to the new Chairman for a term of two years. During this two-year period, the advisor will receive a salary of $100 thousand per year, and he will not be an officer or director of the company. Pursuant to the terms of our former Chairman and CEO’s employment contract, the changes in his compensation and responsibilities entitles him to receive a severance equal to three times his average salary and bonus during the five-year period preceding termination, plus all deferred compensation, including accrued interest. In addition, from July to September 2002, we terminated the employment of our former Chief Financial Officer, Chief Information Officer, and two other executives. Accordingly, we recorded severance expense totaling $4.5 million, of which $3.7 million related to our former Chairman and CEO during the nine months and year ended December 31, 2002. In August 2002, we paid our former Chairman and CEO his executive severance plus deferred compensation, including accrued interest. The other executive severance amounts are paid on a monthly basis over a period of six months to twenty-one months from the date of termination.

In connection with the promotion of our new Chairman and CEO and new President and Chief Operating Officer (“COO”) to their respective positions, in July 2002, they received new employment agreements, which among provisions, provide for an individual base salary of $525 thousand, an employment period that expires in July 2007, and termination severance benefits. Pursuant to these employment agreements, our CEO and COO are eligible to receive an annual bonus upon achievement of performance targets, which targets are based on diluted earnings per share growth. The bonus payout may range from 15% of base salary if at least 5% diluted earnings per share growth is achieved, to 200% of base salary if diluted earnings per share growth equals or exceeds 15%. For the years ended December 31, 2004 and 2003, our CEO and COO each earned an annual bonus equal to 200% of base salary. For the nine months ended December 31, 2002, our CEO and COO each earned and received a prorated annual bonus equal to 100% of base salary. As of December 31, 2004 and 2003, $2.1 million was included in Accrued salaries and wages in the accompanying consolidated balance sheets.

In addition, prior to May 2004, the payment of any portion of the bonus causing the compensation of any of the above two executives to exceed $1.0 million during any fiscal year was deferred and accrues interest at the U.S. Prime rate, until a fiscal year during the employment term in which the executive earns less than $1.0 million; provided, however, that in the event of the executive’s death, the termination of the executive for any reason, or the expiration of the employment agreement, the deferred portion of any bonus, including any interest earned thereon, shall be paid to the executive within ten days of such death, termination or expiration. As of December 31, 2004 and 2003, $121 thousand was deferred under the employment agreements of our Chairman and President. Such deferred compensation was included in Deferred compensation and other long-term liabilities in the accompanying consolidated balance sheets. Following shareholder approval of our 2003 Executive Incentive Plan in May 2004, the deferral of compensation as described above is no longer required.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Pursuant to their employment agreements, our CEO and COO each is entitled to receive a cash severance payment if: (a) we terminate the executive for any reason other than death, disability or cause; (b) the executive resigns for good reason (generally a reduction in his responsibilities or compensation, or a breach by us), or resigns for any reason following a change of control; or (c) we elect not to renew the executive’s employment agreement upon expiration, for any reason other than cause. The severance payment is equal to two times the executive’s average salary and bonus during the three-year period preceding termination; provided, if (i) the termination occurs within three years after a change of control the multiple set forth above will be three instead of two, and (ii) in the case of a non-renewal, as described in item (c) above, the multiple will be one and the severance will be paid in 26 equal installments over a one year period. Upon any such termination, we will continue to provide coverage to the executive under our group insurance plans for up to three years, and all of the executive’s stock options and stock grants will immediately vest.

We have also entered into employment agreements with certain of our other executive officers and key employees. These agreements provide for minimum salary levels, and, in most cases, bonuses which are payable if specified performance goals are attained. Some executive officers and key employees are also entitled to severance benefits upon termination or non-renewal of their contracts under certain circumstances.

As of December 31, 2004, the approximate future minimum commitments under employment agreements, excluding discretionary and performance bonuses, are as follows (in thousands):

For the Year ending December 31,
2005	$11,113
2006	9,541
2007	3,993
2008	474
2009	306

$25,427

We recorded expenses under the terms of the above described agreements, including discretionary and performance bonuses, and executive severance charges of approximately $17.9 million, $13.0 million and $11.4 million for the years ended December 31, 2004, 2003 and 2002, respectively, and approximately $14.9 million for the nine months ended December 31, 2002.

Deferred compensation plans

In September 2003, the Compensation Committee amended our Executive Incentive Plan to provide for long-term incentive awards (“LTIP awards”) in addition to the annual bonuses already provided in the plan. Under the terms of the plan, as amended, our five senior executives are eligible to receive long term incentive awards (“LTIP awards”) upon achievement of long-term performance goals. The performance goals are based on achieving certain Compound Average Annual Growth Rates (“CAGR”) in net income over a three-year performance period. In

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

September 2004, the Compensation Committee of the Board of Directors elected to reconsider the use of net income as the performance measure for LTIP awards due to an increase in the disparity between the growth rates of net income and diluted earnings per share. In connection with this decision, the Compensation Committee agreed to suspend future LTIP awards until a more appropriate performance measure could be established and to cancel the LTIP award for the three-year performance period commencing January 2004. The LTIP award for the three-year performance period commencing January 2003 was left in effect. Target awards for the three-year performance period commencing January 2003 are $750 thousand for each of our Chief Executive Officer and Chief Operating Officer, and $200 thousand for each of the other three senior executives. The executives would earn 50% of the target award if we achieve a 15% CAGR in net income over the three-year performance period, and 100% of the target award if an 18% CAGR in net income is achieved over the three-year performance period. The maximum award is 200% of the target award, and would be earned if at least a 21% CAGR in net income is achieved over the three-year performance period. If and when an award is earned, such award may be deferred at the executive’s option, on such terms and conditions as may be approved by the Compensation Committee. The deferred amounts will earn interest at the U.S. Prime Rate, with a maximum rate of 10% per year.

The accrual for LTIP awards is made equally over each award’s three-year performance period based on management’s estimate of the ultimate award to be earned by the senior executives at the end of each three-year performance period. As of December 31, 2004 and 2003, we had accrued $2.8 million and $700 thousand, respectively, for the LTIP award for the three-year performance period commencing January 2003. The accrual for the LTIP award for the three-year performance period commencing January 2003 is included in Deferred compensation and other long-term liabilities in the accompanying consolidated balance sheets.

In addition to LTIP awards, senior executives, including our CEO and COO, are eligible to receive annual bonuses under the Executive Incentive Plan upon achievement of annual performance targets, which targets are based on diluted earnings per share growth and other yearly objectives determined by the Compensation Committee. The bonus payout may range from 15% of base salary if at least 5% diluted earnings per share growth is achieved, to 200% of base salary if diluted earnings per share growth equals or exceeds 15%. As previously stated above in “Employment Agreements,” our CEO and COO earned an aggregate annual bonus of $2.1 million, or 200% of base salary, for the years ended December 31, 2004 and 2003, and $788 thousand, or prorated 100% of base salary, for the nine-months ended December 31, 2002. Under the Executive Incentive Plan, our other senior executives earned an aggregate annual bonus of $1.2 million and $1.1 million, respectively, for the years ended December 31, 2004 and 2003, and $365 thousand for the nine months ended December 31, 2002. As of December 31, 2004 and 2003, annual bonuses for senior executives amounted to $3.3 million and $3.2 million, respectively, and was included in Accrued salaries and wages in the accompanying consolidated balance sheets.

We maintain long-term service award programs under which certain key employees receive cash awards for long-term service with the company and our subsidiaries. Our liabilities under these programs were $2.1 million and $563 thousand at December 31, 2004 and 2003, respectively.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

We maintain a 401(k) defined contribution plan which covers all U.S. employees who meet minimum requirements and elect to participate. Participants may contribute up to 15% of their compensation, subject to certain limitations. During each of the periods presented on the consolidated statements of income, we made matching contributions of 25% of each 1% of the participants’ contributions up to the first 4% contributed. Annual contributions by us are made at our sole discretion, as approved by the Compensation Committee. We recorded expenses for our contribution of approximately $130 thousand, $100 thousand and $97 thousand for the years ended December 31, 2004, 2003 and 2002, respectively, and $71 thousand for the nine months ended December 31, 2002.

Certain of our foreign subsidiaries have defined contribution benefit plans, which allow for voluntary contributions by the employees. The foreign subsidiaries paid all general and administrative expenses of the plans and in some cases made employer contributions on behalf of the employees. We recorded expenses for our contribution of approximately $290 thousand, $193 thousand and $134 thousand for the years ended December 31, 2004, 2003 and 2002, respectively, and $104 thousand for the nine months ended December 31, 2002.

Severance benefits payable

In accordance with local laws which apply to certain foreign subsidiaries, we have accrued employee severance benefits payable of approximately $211 thousand and $123 thousand at December 31, 2004 and 2003, respectively.

7. Aviation joint venture

In December 2000, we entered into a joint venture with Signature Flight Support Corporation through the acquisition of a 50% equity interest in PAFCO LLC (“PAFCO”) from Signature. We paid Signature $1.0 million in cash and $2.5 million in the form of a non-interest bearing note, payable over five years through January 2006. PAFCO markets aviation fuel and related services. The non-interest bearing promissory note was discounted at 9% and the discount of $558 thousand is being amortized as interest expense over a five-year term using the interest method. We recorded interest expense of $79 thousand, $114 thousand and $146 thousand for the years ended December 31, 2004, 2003 and 2002, respectively, and $110 thousand for the nine months ended December 31, 2002.

In accordance with PAFCO’s operating agreement, we are entitled to 80% of the income from PAFCO’s operations. The higher allocation percentage versus the ownership percentage is in consideration of the risks assumed by us with respect to credit losses on PAFCO’s accounts receivable. PAFCO distributes its income to its partners on a quarterly basis. We are required to purchase, without recourse, PAFCO’s accounts receivable that are 120 days past due, subject to certain requirements. Net losses (including infrequent or unusual losses), interest expense incurred by PAFCO, and any gain resulting from the liquidation of the joint venture will be shared equally between Signature and us. We purchased PAFCO accounts receivable totaling $38 thousand for the nine months and year ended December 31, 2002. Subsequent to these purchases, we wrote off these accounts receivable. For the year ended December 31, 2003, we did not purchase any of PAFCO’s accounts receivable.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

We recorded earnings from the PAFCO aviation joint venture of $607 thousand and $559 thousand for the years ended December 31, 2003 and 2002, respectively, and $420 thousand for the nine months ended December 31, 2002. These net earnings from aviation joint venture were included in Other (expense) income, net in the accompanying consolidated statements of income. As of December 31, 2003, amounts due from PAFCO of $280 thousand was included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Prior to January 1, 2004, we used the equity method of accounting to record our share of the earnings and losses of our aviation joint venture. In addition, the amortized interest expense on the non-interest bearing promissory note was also included in net earnings from aviation joint venture. Effective January 1, 2004, with the implementation of the FIN No. 46, we consolidated PAFCO’s financial position and results of operations, after elimination of all significant intercompany accounts, transactions and profits. As a result of the consolidation of PAFCO, we recorded minority interest of $306 thousand, which was included in Other (expense) income, net, in the accompanying consolidated statements of income.

The following table summarizes the effect of PAFCO on our consolidated results of operations, after elimination of all significant intercompany transactions and profits (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
		Restated	Restated	Restated
Revenue	$194,173	$—	$—	$—

Gross profit	$2,742	$—	$—	$—

Income from operations	$1,499	$—	$—	$—

Other (expense) income, net	$(354)	$493	$413	$310

Provision for income taxes	$(441)	$(190)	$(159)	$(119)

Net income	$704	$303	$254	$191

The following table summarizes the effect of PAFCO on our consolidated financial position, after elimination of all significant intercompany accounts (in thousands):

	As of December 31,
	2004	2003
		Restated
Cash and cash equivalents	$3,039	$—

Accounts and notes receivable	$4,311	$—

Inventory	$2,740	$—

Total assets	$10,782	$—

Total liabilities	$10,782	$—

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Included in Accounts and notes receivable, as of December 31, 2004, were net receivables due from Signature, a related party, of $768 thousand, net of certain accounts payable and minority interest payable. For the year ended December 31, 2004, sales to Signature from PAFCO amounted to $131.1 million for the year ended December 31, 2004. In addition to PAFCO’s sales to Signature, in the normal course of business, we utilize Signature and Aircraft Service International Group (“ASIG”), a sister company of Signature, as subcontractors to provide various services to customers, including into-plane fueling at airports, and transportation and storage of fuel and fuel products. These activities with Signature and ASIG were not considered to be significant.

8. Settlement charge related to the sale of business

In February 2000, we sold the stock of our oil-recycling subsidiaries, the International Petroleum Corporation group (“IPC”), to EarthCare Company (“EarthCare”), for $33.0 million, of which we received $28.0 million in cash and $5.0 million in EarthCare common stock, subject to lock-up and price protection agreements. In addition, after the sale, EarthCare was to pay us the value of certain assets employed in the oil-recycling business through the collection of our accounts receivable by EarthCare and the sale of inventory, prepaid expenses and other assets to EarthCare. EarthCare failed to pay us the amounts due after closing of the sale, and we commenced legal proceedings to collect these amounts. In March 2001, we entered into a settlement agreement with EarthCare (the “Settlement Agreement”). Pursuant to this settlement, in April 2001, we received $1.75 million from EarthCare in settlement of amounts due to us. The Settlement Agreement also released us from all indemnifications previously provided to EarthCare, including environmental indemnifications, as stated in the original purchase agreement for the IPC companies. The settlement resulted in a reduction in the amount of assets we ultimately realized in connection with the discontinuance of our used oil-recycling business, which amounted to an after-tax charge of $656 thousand. In addition, we also recorded additional income taxes of $496 thousand associated with the discontinued operations based on the actual income tax returns filed. The after-tax settlement charge and the additional income taxes was recorded in 2001.

As part of the Settlement Agreement, Donald F. Moorehead, Jr., Chairman of EarthCare on the closing of the sale, agreed to purchase the EarthCare stock owned by us for approximately $5.0 million. In May 2001, Mr. Moorehead defaulted on his agreement to purchase those shares. We sought enforcement of the purchase obligation and received principal and interest payments totaling $1.1 million from Mr. Moorehead from August 2001 to August 2002. Then, in October 2002, we received $3.0 million as a final payment to settle the remaining balance due us. Accordingly, in connection with the settlement, we recorded a charge of approximately $1.6 million for the nine months and year ended December 31, 2002.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

9. Business segments, geographic information, and major customers

Business segments

We market fuel and related services, and have two reportable operating segments: marine and aviation fuel services. Performance measurement and resource allocation for the reportable operating segments are based on many factors. Corporate expenses are allocated to the segments based on usage, where possible, or on other factors according to the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

Information concerning our operations by business segment is as follows (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
		Restated	Restated	Restated
Revenue:
Marine fuel services	$3,031,474	$1,644,598	$1,287,417	$1,033,664
Aviation fuel services	2,622,899	1,026,959	616,948	518,043

	$5,654,373	$2,671,557	$1,904,365	$1,551,707

Income from operations:
Marine fuel services	$23,150	$18,476	$13,366	$10,179
Aviation fuel services	29,093	21,970	18,962	14,081

	52,243	40,446	32,328	24,260
Corporate overhead	(15,267)	(13,104)	(12,301)	(10,249)

	$36,976	$27,342	$20,027	$14,011

Depreciation and amortization:
Marine fuel services	$2,036	$1,487	$1,195	$911
Aviation fuel services	509	234	227	169
Corporate	1,051	2,109	1,443	1,142

	$3,596	$3,830	$2,865	$2,222

Capital expenditures:
Marine fuel services	$574	$490	$1,194	$540
Aviation fuel services	637	919	214	180
Corporate	1,187	1,858	1,805	2,035

	$2,398	$3,267	$3,213	$2,755

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

	As of December 31,
	2004	2003
		Restated
Accounts and notes receivable, net:
Marine fuel services, net of allowance for bad debts of $5,741 and $5,704 at December 31, 2004 and 2003, respectively	$330,966	$162,105
Aviation fuel services, net of allowance for bad debts of $5,536 and $4,834 at December 31, 2004 and 2003, respectively	159,814	81,507

	$490,780	$243,612

Goodwill and identifiable intangible asset
Marine fuel services, net of accumulated amortization of $4,345 and $3,167 at December 31, 2004 and 2003, respectively	$41,624	$29,755
Aviation fuel services, net of accumulated amortization of $1,134 at December 31, 2004 and 2003	8,209	8,209

	$49,833	$37,964

Total assets:
Marine fuel services	$428,651	$228,904
Aviation fuel services	262,223	143,192
Corporate	21,297	28,754

	$712,171	$400,850

Geographic information

Information concerning our operations, as segregated between U.S. and foreign, is presented as follows, based on the country of incorporation of the relevant subsidiary (in thousands):

	For the Year ended December 31,			For the Nine Months ended December 31, 2002
	2004	2003	2002
		Restated	Restated	Restated
			(Unaudited)
Revenue:
United States	$2,441,973	$1,178,418	$1,040,143	$840,869
Singapore	1,726,072	789,101	280,612	238,163
United Kingdom	893,118	278,676	244,844	199,012
Other foreign countries	593,210	425,362	338,766	273,663

Total	$5,654,373	$2,671,557	$1,904,365	$1,551,707

Income (loss) from operations:
United States	$(461)	$(6,708)	$(5,598)	$(5,715)
Singapore	19,312	16,089	8,725	6,741
United Kingdom	4,205	5,708	5,398	3,963
Other foreign countries	13,920	12,253	11,502	9,022

Total	$36,976	$27,342	$20,027	$14,011

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

Our total assets segregated between U.S. and foreign, is presented as follows, based on the country of incorporation of the relevant subsidiary (in thousands):

	As of December 31,
	2004	2003
		Restated
Total assets:
United States	$270,659	$177,815
Singapore	179,116	105,093
United Kingdom	178,609	45,636
Other foreign countries	83,787	72,306

	$712,171	$400,850

Major customers

During each of the periods presented on the consolidated statements of income, none of our customers accounted for more than 10% of total consolidated revenue.

10. Summary quarterly information (unaudited)

The unaudited quarterly results for the year ended December 31, 2003 and the unaudited results for the three months ended March 31, 2004, June 30, 2004, and September 30, 2004 have been restated to reflect the correction of the cutoff procedures used by the Company for recognizing sales and sales related costs, as described in Note 2a). Under the corrected cutoff procedures, revenues and sales related costs are recognized at the time fuel deliveries are made and related services are performed. Because we contract with third parties for fuel deliveries and related services performance, this causes delays in our receiving the necessary information for invoicing. As a result of these delays, the Company had historically recorded revenue and sales related costs when supporting documentation relating to fuel deliveries and related services had been received from third parties. In addition, the restated quarterly amounts reflect the correction of inventory derivative accounting. The impact of the restatement for inventory derivative accounting related to timing between the four quarters of 2003 and 2004. There was no impact on the full year 2003 and minor impact on the full year 2004.

We have also restated the consolidated statement of cash flows to present borrowings and repayments under our revolving credit facility on a gross rather than a net basis. The restatement had no impact on the net cash flows from operating activities or investing activities or financing activities for any of the interim periods of 2004 or 2003. Further, certain of the historical balance sheet accounts were misclassified including inventories, prepaid and other current assets, accounts payable, and accrued expenses and other current liabilities. Accordingly, the unaudited condensed consolidated balance sheets for the interim periods of 2004 and 2003 have been adjusted to reflect the correct classifications.

World Fuel Services Corporation and Subsidiaries

Notes to the consolidated

financial statements — (continued)

As a result of the restatements, we were not in compliance with certain financial covenants set forth in our credit facility agreement as of June 30, 2004 and September 30, 2004. Although we obtained a waiver of this non-compliance from LaSalle Bank National Association, as Administrative Agent, on March 16, 2005, we have included our outstanding borrowings at June 30, 2004 and September 30, 2004 under the credit facility agreement in short-term debt.

In order to correct the above described items, interim consolidated financial statements for 2004 and 2003 are being restated in amendments on Form 10-Q/A to the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004.

The following is a summary of the previously reported and restated unaudited results for the three months ended March 31, 2004, June 30, 2004, and September 30, 2004 and the unaudited results for the three months ended December 31, 2004 (in thousands):

	For the Three Months ended
	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Revenue	$911,797	$914,596	$1,377,378	$1,379,956	$1,579,371	$1,568,974	$1,790,847

Gross profit	$26,931	$26,278	$31,454	$30,756	$32,032	$29,674	$43,248	(1)

Net income	$5,954	$5,520	$6,866	$6,379	$6,967	$5,439	$11,221	(2)

Basic earnings per share	$0.28	$0.26	$0.31	$0.29	$0.31	$0.24	$0.50	(2)

Diluted earnings per share(3)	$0.26	$0.24	$0.29	$0.27	$0.29	$0.23	$0.47	(2)

(1) Includes the write-down of inventory associated with the exiting of the Panamanian market of approximately $2.1 million.

(2) Reflects a charge of $824 thousand, or $0.04 per basic and diluted share, relating to an inventory write-down associated with the exiting of the Panamanian market, net of taxes and reduced performance based compensation.

(3) Diluted earnings per share is computed independently for each quarter and the full year based upon respective weighted average shares outstanding. Therefore, the sum of the quarterly diluted earnings per share amounts may not equal the annual diluted earnings per share amount reported.

The following is a summary of the previously reported and restated unaudited quarterly results for the year ended December 31, 2003 (in thousands):

	For the Three Months ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Revenue	$658,000	$710,898	$645,918	$618,937	$652,301	$629,428	$705,571	$712,294

Gross profit	$27,311	$29,781	$25,482	$23,566	$24,535	$24,293	$23,380	$23,483

Net income	$5,268	$6,943	$5,443	$4,124	$5,534	$5,465	$5,629	$5,629

Basic earnings per share	$0.25	$0.33	$0.26	$0.19	$0.26	$0.26	$0.26	$0.26

Diluted earnings per share	$0.24	$0.31	$0.24	$0.19	$0.25	$0.24	$0.25	$0.25

World Fuel Services Corporation and Subsidiaries

Condensed consolidated balance sheets

(Unaudited—In thousands, except share and per share data)

	As of
	June 30, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$93,831	$64,178
Accounts and notes receivable, net of allowance for bad debts of $12,260 and $11,277 at June 30, 2005 and December 31, 2004, respectively	582,645	490,780
Inventories	37,574	40,901
Receivables related to marking derivative contracts to market	36,158	10,224
Prepaid expenses and other current assets	32,325	41,985

Total current assets	782,533	648,068
Property and equipment, net of accumulated depreciation	8,173	7,092
Other:
Goodwill	42,651	42,347
Identifiable intangible asset, net of amortization of $2,638 and $1,914 at June 30, 2005 and December 31, 2004, respectively	6,762	7,486
Other assets	10,099	7,178

	$850,218	$712,171

Liabilities
Current liabilities:
Short-term debt	$483	$1,100
Accounts payable	498,923	385,243
Payables related to marking derivative contracts to market	40,376	10,102
Customer deposits	32,038	36,476
Accrued salaries and wages	12,298	10,652
Income taxes payable	5,974	6,015
Accrued expenses and other current liabilities	7,444	17,397

Total current liabilities	597,536	466,985

Long-term liabilities:
Long-term debt	42,000	50,467
Deferred compensation and other long-term liabilities	4,194	6,216

	643,730	523,668

Commitments and contingencies (Note 4)

Stockholders’ Equity
Preferred stock, $1.00 par value; 100,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 50,000,000 shares authorized; 25,518,000 shares and 25,530,000 shares issued at June 30, 2005 and December 31, 2004, respectively	255	255
Capital in excess of par value	49,391	44,424
Retained earnings	174,724	159,496
Accumulated other comprehensive income	(96)	—
Unearned deferred compensation	(7,188)	(4,369)
Treasury stock, at cost; 2,518,000 shares and 2,684,000 shares at June 30, 2005 and December 31, 2004, respectively	(10,598)	(11,303)

	206,488	188,503

	$850,218	$712,171

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Condensed consolidated statements of income

(Unaudited—In thousands, except per share data)

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2005	2004	2005	2004
Revenue	$2,117,749	$1,379,956	$3,892,335	$2,294,552
Cost of sales	2,076,687	1,349,200	3,815,762	2,237,518

Gross profit	41,062	30,756	76,573	57,034

Operating expenses:
Salaries and wages	15,853	11,594	30,119	21,782
Provision for bad debts	1,604	1,354	4,095	2,239
Other	11,632	8,782	21,983	16,870

	29,089	21,730	56,197	40,891

Income from operations	11,973	9,026	20,376	16,143

Other income (expense), net:
Interest income	396	145	877	358
Interest expense	(562)	(428)	(975)	(557)
Other, net	331	(1,090)	273	(999)

	165	(1,373)	175	(1,198)

Income before income taxes	12,138	7,653	20,551	14,945
Provision for income taxes	2,207	1,194	3,151	2,857

	9,931	6,459	17,400	12,088

Minority interest in income of consolidated subsidiaries	(366)	(80)	(453)	(189)

Net income	$9,565	$6,379	$16,947	$11,899

Basic earnings per share	$0.43	$0.29	$0.76	$0.54

Basic weighted average shares	22,448	22,112	22,428	21,838

Diluted earnings per share	$0.40	$0.27	$0.71	$0.51

Diluted weighted average shares	23,977	23,502	23,965	23,256

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Condensed consolidated statements of cash flows

(Unaudited—In thousands)

	For the Six Months ended June 30,
	2005	2004
Cash flows from operating activities:
Net income	$16,947	$11,899

Adjustments to reconcile net income to net cash provided by (used in) operating activities—net of effects from business acquired
Provision for bad debts	4,095	2,239
Depreciation and amortization	1,687	1,842
Deferred income tax benefits	(2,794)	(2,245)
Unrealized losses on derivatives	4,218	635
Share-based compensation charges	2,011	679
Other non-cash operating charges	419	330
Changes in operating assets and liabilities:
Accounts and notes receivable	(96,264)	(105,145)
Inventories	3,327	2,161
Prepaid expenses and other current assets	10,593	(5,409)
Receivables related to marking derivative contracts to market	(25,934)	(1,595)
Other assets	(693)	(623)
Accounts payable	113,680	48,044
Payables related to marking derivative contracts to market	26,056	1,595
Customer deposits	(4,438)	3,447
Accrued salaries and wages	1,646	(3,945)
Income taxes payable	(41)	1,106
Accrued expenses and other current liabilities	(10,329)	3,365
Deferred compensation and other long-term liabilities	(1,972)	1,646

Total adjustments	25,267	(51,873)

Net cash provided by (used in) operating activities	42,214	(39,974)

Cash flows from investing activities:
Capital expenditures	(2,205)	(1,244)
Acquisition of business, net	—	12,077

Net cash (used in) provided by investing activities	(2,205)	10,833

Cash flows from financing activities:
Dividends paid on common stock	(1,714)	(1,652)
Proceeds from exercise of stock options	458	6,325
Borrowings under revolving credit facility	125,000	90,000
Repayments under revolving credit facility	(133,000)	(40,000)
Repayment of long term debt	(1,100)	(1,600)
Repayment of assumed bank loans and bank overdrafts	—	(34,860)

Net cash (used in) provided by financing activities	(10,356)	18,213

Net increase (decrease) in cash and cash equivalents	29,653	(10,928)
Cash and cash equivalents, at beginning of period	64,178	76,256

Cash and cash equivalents, at end of period	$93,831	$65,328

(Continued)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Condensed consolidated statements of

cash flows — (continued)

(Unaudited—in thousands)

	For the Six Months ended June 30,
	2005	2004
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$893	$775

Income taxes	$5,701	$4,345

Supplemental schedule of noncash investing and financing activities:

Cash dividends declared, but not yet paid, totaled $0.9 million at June 30, 2005 and 2004, respectively, and were paid in July 2005 and 2004, respectively.

In connection with the granting of restricted common stock, stock options and stock appreciation rights (“SARs”), based on the fair value of the awards, we recorded unearned deferred compensation of $4.8 million for the six months ended June 30, 2005. For the six months ended June 30, 2004, we recorded unearned deferred compensation of $2.0 million relating to the issuance of restricted common stock and options grants. Unearned deferred compensation is being amortized over the minimum vesting period of each individual award. See Note 1 to the unaudited condensed consolidated financial statements for additional information.

During the six months ended June 30, 2005, we received a total of 18 thousand shares of our stock, with an aggregate market value of $0.5 million, from employees as payment for the employee withholding taxes due upon the vesting of their restricted stock and from non-employee directors as payment for the option exercise price as well as the associated withholding taxes.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated financial statements

(Unaudited)

1. Recent acquisitions and significant accounting policies

Recent acquisition

In April 2004, we acquired all of the outstanding shares (the “THL Shares”) of Tramp Holdings Limited (“THL”) and the shares of Tramp Group Limited, a subsidiary of THL, which were not otherwise held by THL (the “TGL Shares”), to expand our worldwide marine segment. The acquisition of Tramp Oil, which primarily offers fuel and fuel services, was accounted for under the purchase method. Accordingly, the operations of Tramp Oil have been included in our operating results since April 2004. In April 2005, we finalized the purchase price allocation with a reduction in the fair value of the acquired net assets of this acquisition. At acquisition date, we identified an intangible asset relating to customer relations of $7.6 million, which is being amortized over seven years using the straight-line method. Goodwill, representing the cost in excess of the fair value of assets acquired and liabilities assumed for this acquisition, amounted to $5.8 million, an increase of $0.3 million from the preliminary purchase price allocation at December 31, 2004.

The following presents the pro forma results of operations for the six months ended June 30, 2004 as if the Tramp acquisition had been completed as of January 1, 2004 (in thousands, except per share data):

For the Six Months ended June 30,
2004
(pro forma)
Revenue	$2,553,054
Net income	$11,162

Earnings per share:
Basic	$0.51
Diluted	$0.48

The pro forma results of operations for the six months ended June 30, 2004 reflect Tramp Oil’s net loss of $0.7 million, which was primarily related to the recording of charges incurred by Tramp Oil in connection with the sale of the company.

Significant accounting policies

Except as described below, the significant accounting policies followed for quarterly financial reporting are the same as those disclosed in Note 1 of the “Notes to the Consolidated Financial Statements” included in our 2004 10-K Report.

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements and related notes to the unaudited condensed consolidated financial statements include our accounts and those of our majority owned or controlled subsidiaries and variable interest entities, after elimination of all significant intercompany accounts, transactions, and profits.

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

Earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share are based on the sum of the weighted average number of common shares outstanding, non-vested restricted common stock and common stock equivalents arising out of employee stock options, non-employee stock options and stock appreciation rights (“SARs”). Our net income is the same for basic and diluted earnings per share calculations.

Shares used to calculate earnings per share are as follows (in thousands):

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2005	2004	2005	2004
Basic weighted average shares	22,448	22,112	22,428	21,838
Restricted stock weighted average shares	486	342	488	340
Common stock equivalents	1,043	1,048	1,049	1,078

Diluted weighted average shares used in the calculation of diluted earnings per share	23,977	23,502	23,965	23,256

Weighted average shares subject to stock options and SARs included in the determination of common stock equivalents for the calculation of diluted earnings per share	2,492	2,562	2,429	2,790

Weighted average shares subject to stock options and SARS which were not included in the calculation of diluted earnings per share because their impact is antidilutive	44	26	31	14

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

Comprehensive income

The significant items affecting other comprehensive income (“OCI”) relates to qualifying cash flow hedging instruments relating to interest rate swaps on our revolving credit facility. The following reconciles our reported net income with comprehensive income for all periods presented (in thousands).

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2005	2004	2005	2004
Net income, as reported	$9,565	$6,379	$16,947	$11,899
Net unrealized loss on qualifying cash flow hedges, net of $82 and $60 in tax benefits for the three and six months ended June 30, 2005, respectively	(131)	—	(96)	—

Comprehensive income	$9,434	$6,379	$16,851	$11,899

Share-based compensation

Effective April 2002, we adopted the fair value accounting provision of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” to account for the granting of stock options and SARs payable in shares, to our employees and non-employee directors using the prospective method. Under the fair value recognition provision, as of the grant date, we recorded the fair value of the stock options and SARs granted as unearned deferred compensation, which is amortized over the minimum vesting period of each individual award as compensation cost. For stock options granted prior to April 2002, we continued to use the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employee,” and related interpretations. Accordingly, no compensation expense has been recognized for such stock options when the exercise price was at or above market price of our common stock on the date of grant.

The fair value of restricted common stock granted to employees, based on the market value of our common stock on the date of grant, is recorded as unearned deferred compensation and is being amortized over the minimum vesting period of each individual stock grant.

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

The following table reflects pro forma net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock-based awards in each period (in thousands, except earnings per share):

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2005	2004	2005	2004
Net income:
Net income, as reported	$9,565	$6,379	$16,947	$11,899
Add: Share-based compensation for employee and non-employee director included in reported net income, net of related tax effects	809	250	1,247	420
Deduct: Total share-based compensation for employee and non-employee director determined under fair value based method for all awards, net of related tax effects	(809)	(259)	(1,247)	(439)

Pro forma net income	$9,565	$6,370	$16,947	$11,880

Basic earnings per share:
As reported	$0.43	$0.29	$0.76	$0.54

Pro forma	$0.43	$0.29	$0.76	$0.54

Diluted earnings per share:
As reported	$0.40	$0.27	$0.71	$0.51

Pro forma	$0.40	$0.27	$0.71	$0.51

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period’s presentation.

Recent accounting pronouncements

Accounting changes and error corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 changes the requirements of accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement, in the event that the accounting pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable.

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

SFAS No. 154 also requires that a change in the method of depreciation, amortization or depletion of long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance contained in APB Opinion No. 20, “Accounting Changes” for reporting the correction of an error was carried forward in SFAS No. 154 without change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Share-based compensation

In December 2004, the FASB issued a revised SFAS No. 123, “Share-Based Payment,” which was also renamed from “Accounting for Stock-Based Compensation.” Among other provisions, the revised statement requires that all share-based payments to employees be recognized in the financial statements based on their grant-date fair value. Under previous guidance, companies had the option of recognizing the fair value of share-based compensation in the financial statements or disclosing the pro forma impact of share-based compensation on the statement of income in the notes to the financial statements. In April 2005, the SEC amended Rule 4-01(a) of Regulation S-X, which deferred the compliance date for the adoption of the revised statement to the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Consistent with the new rule, we intend to adopt the revised statement in the first quarter of 2006, and to implement it on a prospective basis. As described above, we have recognized the fair value of share-based compensation in our financial statements for all share-based compensation granted since April 2002. We do not believe the adoption of the revised statement will have a material impact on our results of operations or financial position.

American Jobs Creation Act of 2004

In December 2004, the FASB issued Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 (the “Act”), signed into law on October 22, 2004, provides for a special one-time tax deduction, or dividend received deduction (“DRD”), of 85% of qualifying foreign earnings that are repatriated in either a company’s last tax year that began before the enactment date or the first tax year that begins during the one-year period beginning on the enactment date. FSP No. 109-2 provides entities additional time to assess the effect of repatriating foreign earnings under the Act for purposes of applying SFAS No. 109, “Accounting for Income Taxes,” which typically requires the effect of a new tax law to be recorded in the period of enactment. The Company will elect, if applicable, to apply the DRD to qualifying dividends of foreign earnings in its fiscal year ending December 31, 2005.

The Company is awaiting further clarifying guidance from the U.S. Treasury Department on certain provisions of the Act. Once this guidance is received, the Company expects to complete its evaluation of the effects of the Act during 2005. Under the limitations on the amount of dividends qualifying for the DRD of the Act, the maximum repatriation of the Company’s foreign earnings that may qualify for the special one-time DRD is approximately $136.8 million.

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

Therefore, the range of possible amounts of qualifying dividends of foreign earnings is between zero and approximately $136.8 million. Because the evaluation is ongoing, it is not yet practical to estimate a range of possible income tax effects of potential repatriations.

Inventory costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of Accounting Research Bulletins No. 43, Chapter 4.” This statement clarifies the requirement that abnormal inventory-related costs be recognized as current-period charges. The provisions of this statement are to be applied prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the effects of adoption will have a material impact on our results of operations or financial position.

2. Debt

As of June 30, 2005, we had a $150.0 million syndicated revolving credit facility with a sublimit for the issuance of letters of credit of $60.0 million. On August 9, 2005, this revolving credit facility was amended to, among other things: 1) increase available borrowings under the credit facility to $200.0 million, 2) provide us with the right to request increases in available borrowings up to an additional $50.0 million, subject to the approval of the administrative agent, 3) increase the sublimit for the issuance of letters of credit to $100.0 million, 4) modify certain financial covenants, and 5) subject to our completing an equity and/or subordinated debt offering of at least $50.0 million by November 15, 2005, reduce certain fees and borrowing costs under the credit facility and extend the expiration date of the credit facility to December 19, 2010 from December 19, 2006. Immediately following the amendment of the revolving credit facility, the administrative agent approved a request by us to increase available borrowings under the credit facility by an additional $20.0 million to $220.0 million.

Available borrowings under our revolving credit facility are reduced by the amount of outstanding letters of credit. As of June 30, 2005, outstanding borrowings under our revolving credit facility totaled $42.0 million and our issued letters of credit totaled $29.2 million. Our weighted average daily outstanding borrowings were $43.6 million and $21.3 million during the six months ended June 30, 2005 and 2004, respectively. Borrowings under our revolving credit facility bear interest at market rates plus applicable margins ranging from zero percent to 0.75% for U.S. Prime Rate loans and 1.25% to 2.00% for LIBOR Rate loans, as defined in the credit facility. As of June 30, 2005, our weighted average interest rate on borrowings under our revolving credit facility was 4.50%. Letters of credit issued under our revolving credit facility are subject to fees (“L/C Fees”) ranging from 1.25% to 2.00%. Interest and L/C Fees are payable quarterly and at maturity in arrears.

Our revolving credit facility contains certain operating and financial covenants with which we are required to comply. Our failure to comply with the operating and financial covenants contained in our revolving credit facility could result in an event of default. An event of default, if not

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

cured or waived, would permit acceleration of any outstanding indebtedness under the revolving credit facility, and impair our ability to receive advances and issue letters of credit, and thus have a material adverse effect on our ability to fund operations. We were in default under our revolving credit facility as of April 30, 2005, because we were not in compliance with the leverage ratio covenant. On May 26, 2005, we obtained a waiver of the default from our lenders and amended the revolving credit facility to remove the leverage ratio covenant. Currently, we are in compliance with all covenants under our revolving credit facility.

We also have a separate $25.0 million credit line for the issuance of letters of credit from one of the banks participating in our revolving credit facility. Letters of credit issued under this credit line are subject to fees at market rates payable semiannually and at maturity in arrears. This credit line is renewable on an annual basis. As of June 30, 2005, we had outstanding letters of credit of $2.9 million under this credit line.

Substantially all of the letters of credit issued under our revolving credit facility and the credit line were provided to suppliers in the normal course of business, and expire within one year from their issuance. Expired letters of credit are renewed as needed.

Our outstanding debt consisted of the following (in thousands, except discount percentage):

	As of
	June 30, 2005	December 31, 2004
Borrowings under revolving credit facility, matures December 2006	$42,000	$50,000
Promissory notes issued in connection with acquired business:
Non-interest bearing promissory note with an original principal amount of $2,500, payable annually through January 2006, net of unamortized imputed discount (at 9%) of $17 and $33 at June 30, 2005 and December 31, 2004, respectively	483	467
Non-interest bearing promissory note with an original principal amount of $3,300, payable annually through January 2005	—	1,100

Total Debt	$42,483	$51,567

Short-term Debt	$483	$1,100

Long-term Debt	$42,000	$50,467

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

3. Income taxes

The income tax provision recorded for the three and six months ended June 30, 2005 and 2004 and their respective effective tax rates for such periods are as follows (in thousands, except for tax rates):

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2005	2004	2005	2004
Income tax provision	$2,207	$1,194	$3,151	$2,857

Effective income tax rate	18.2%	15.6%	15.3%	19.1%

The increase in the effective tax rate for the three months ended June 30, 2005 and the decrease in the effective tax rate for the six months ended June 30, 2005 as compared to the corresponding three and six months ended June 30, 2004 resulted primarily from profit fluctuations of our subsidiaries in tax jurisdictions with different tax rates.

4. Commitments and contingencies

Legal matters

The following supplements the discussion set forth under Item 3—“Legal Proceedings” in our 2004 10-K Report.

    Action Manufacturing litigation

As previously disclosed, World Fuel was a defendant in a lawsuit titled Action Manufacturing Co., Inc. et al. v. Simon Wrecking Company, et al. In November 2004, World Fuel filed a motion to dismiss this action for lack of jurisdiction. On June 20, 2005, World Fuel’s motion to dismiss was granted and all claims against World Fuel relating to this action were dismissed.

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

5. Business segments

We market fuel and related services, and have two reportable operating segments: marine and aviation. Performance measurement and resource allocation for the reportable operating segments are based on many factors. Corporate expenses are allocated to the segments based on usage, where possible, or on other factors according to the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

Information concerning our operations by business segment is as follows (in thousands):

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2005	2004	2005	2004
Revenue
Marine fuel services	$1,127,267	$765,728	$2,038,340	$1,243,973
Aviation fuel services	990,482	614,228	1,853,995	1,050,579

	$2,117,749	$1,379,956	$3,892,335	$2,294,552

Income from operations
Marine fuel services	$8,970	$4,808	$13,991	$8,994
Aviation fuel services	8,736	7,169	16,555	13,630

	17,706	11,977	30,546	22,624
Corporate overhead	(5,733)	(2,951)	(10,170)	(6,481)

	$11,973	$9,026	$20,376	$16,143

World Fuel Services Corporation and Subsidiaries

Notes to the condensed consolidated

financial statements — (continued)

(Unaudited)

	As of
	June 30, 2005	December 31, 2004
Accounts and notes receivable, net
Marine fuel services, net of allowance for bad debts of $6,722 and $5,741 at June 30, 2005 and December 31, 2004, respectively	$390,555	$330,966
Aviation fuel services, net of allowance for bad debts of $5,538 and $5,536 at June 30, 2005 and December 31, 2004, respectively	192,090	159,814

	$582,645	$490,780

Goodwill and identifiable intangible assets:
Marine fuel services, net of accumulated amortization of $2,638 and $1,914 at June 30, 2005 and December 31, 2004, respectively	$41,204	$41,624
Aviation fuel services	8,209	8,209

	$49,413	$49,833

Total assets
Marine fuel services	$539,458	$428,651
Aviation fuel services	288,474	262,223
Corporate	22,286	21,297

	$850,218	$712,171

4,000,000 shares

Common shares

Prospectus

JPMorgan

Merrill Lynch & Co.	Stephens Inc.

September 19, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any information we have incorporated by reference in this prospectus is accurate only as of the date the information is presented, regardless of the time of delivery of this prospectus or the sale of any common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.